Exhibit 99.1

Deutsche Bank

Interim Report as of September 30, 2011
Deutsche Bank
The Group at a glance

	Nine months ended
	Sep 30, 2011	Sep 30, 2010

Share price at period end	€26.32	€40.15

Share price high	€48.70	€55.11

Share price low	€20.79	€38.51

Basic earnings per share	€4.28	€2.45

Diluted earnings per share	€4.08	€2.33

Average shares outstanding, in m., basic	932	697

Average shares outstanding, in m., diluted	970	734

Return on average shareholders’ equity (post-tax)	10.6%	5.8%

Pre-tax return on average shareholders’ equity	14.8%	11.0%

Pre-tax return on average active equity	14.9%	11.1%

Book value per basic share outstanding[1]	€56.74	€55.64

Cost/income ratio[2]	73.3%	80.4%

Compensation ratio[3]	39.3%	45.4%

Noncompensation ratio[4]	34.0%	35.0%

	in € m.	in € m.

Total net revenues	26,330	21,139

Provision for credit losses	1,300	868

Total noninterest expenses	19,289	17,003

Income before income taxes	5,741	3,268

Net income	4,140	1,724

	Sep 30, 2011	Dec 31, 2010
	in € bn.	in € bn.

Total assets	2,282	1,906

Shareholders’ equity	51.9	48.8

Core Tier 1 capital ratio[5]	10.1%	8.7%

Tier 1 capital ratio[5]	13.8%	12.3%

	Number	Number

Branches	3,090	3,083
thereof in Germany	2,071	2,087

Employees (full-time equivalent)	102,073	102,062
thereof in Germany	48,576	49,265

The reconciliation of average active equity and related ratios is provided on page 92 of this report.

[1]	Book value per basic share outstanding is defined as shareholders’ equity divided by the number of basic shares outstanding (both at period end).

[2]	Total noninterest expenses as a percentage of total net interest income before provision for credit losses plus noninterest income.

[3]	Compensation and benefits as a percentage of total net interest income before provision for credit losses plus noninterest income.

[4]	Noncompensation noninterest expenses, which are defined as total noninterest expenses less compensation and benefits, as a percentage of total net interest income before provision for credit losses plus noninterest income.

[5]	The capital ratios relate the respective capital to risk weighted assets for credit, market and operational risk. Excludes transitional items pursuant to section 64h (3) of the German Banking Act.
Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Deutsche Bank	Management Report	7
Interim Report as of September 30, 2011	Operating and Financial Review
Management Report
Operating and Financial Review
Economic Environment
Global economic growth has slightly increased in the third quarter 2011, after deceleration in the preceding quarter and strong growth in the first quarter of 2011. The momentum in the current quarter reflected positive development in emerging markets, slightly stronger, albeit sub-potential, quarterly growth of 2% (annualized) in the U.S. and normalization in Japan after the earthquake-related production stops. In the eurozone, the economy almost stagnated in the third quarter with different dynamics in the individual states. The Italian economy shrunk, the French economy stagnated and the German economy grew by around 0.5% .
The uncertainties in the capital markets increased in the third quarter, despite the discussions about the extension of the EU rescue facility, the establishment of a permanent crisis mechanism starting mid-2013 and intensive efforts to resolve Greece’s financing problems. Accordingly, risk premiums and interest rates on government bonds increased in particular for countries on the periphery of the eurozone. In Ireland, yield premium declines became more noticeable, reflecting strong economic growth as well as a consolidation program that the markets consider convincing.
The business environment significantly deteriorated in the third quarter of 2011 due to the escalation of the European sovereign debt crisis and an expected slowdown in global economic growth. This materially impacted European banks. Growing mistrust among banks and other investors had a significant negative impact on the ability of banks to refinance themselves through the money and capital markets. The placement of unsecured debt instruments came basically to a stop. Banks’ funding costs also rose considerably in the covered bond market. Market turbulence led to significantly lower global investment banking revenues, with the M&A business as well as equity and debt issuance slowing down significantly. The decrease in asset values had a negative effect on the business environment, although trading volumes remained at a relatively strong level in a number of business segments due to unusually high volatility.
The concerns about the economic development also had a negative impact on the prospects of the banks’ business activities with private and business clients. As a result, a certain easing of credit standards seen in the market over the last few quarters effectively came to an end. Asset and wealth management business activities suffered in the third quarter from lower valuations in numerous asset classes, and also from outflows of funds due to investors’ increased risk aversion, at the global level and especially in Europe.
Finally, during the quarter discussions intensified about a short-term requirement for significantly higher capital levels for European banks, despite stronger capital ratios already being seen through organic growth. The cause of the discussions were the escalating debt crisis and the increasingly concrete, but still consensus-lacking terms about the banks’ increased contribution to a Greek sovereign debt haircut.

Deutsche Bank	Management Report	8
Interim Report as of September 30, 2011	Operating and Financial Review
Consolidated Results of Operations
In an unfavorable economic environment, we delivered a very solid result in the third quarter 2011. Income before income taxes of €942 million compares to a loss before income taxes of €1.0 billion in the prior year quarter, which included a charge of €2.3 billion related to the Postbank investment at the time. The current quarter net revenues included an impact of approximately €170 million from adjustments in the fair value of our own debt. Operating results in the quarter were impacted by deteriorating macro economic conditions and ongoing concerns about the European sovereign debt crisis. This resulted in high market volatility and significantly reduced client activity, particularly in Europe, which is a focus region for many of our Corporate Banking & Securities (CB&S) businesses. CB&S generated in the third quarter 2011 income before income taxes of €70 million, including a specific charge of €310 million relating to the impairment of a German VAT claim. Our classic banking divisions Global Transaction Bank (GTB) and Private Clients and Asset Management (PCAM) continued their positive development from the first half of this year with total income before taxes in the current quarter of €755 million, which was impacted by impairments of €228 million on Greek government bonds.
Income before taxes was €5.7 billion in the first nine months of 2011. The Corporate & Investment Bank (CIB) and PCAM recorded income before income taxes of €6.3 billion, to which our classic banking divisions GTB and PCAM contributed €3.0 billion, compared to €1.7 billion in the first nine months of 2010.
The comparison of the current results against the prior year is influenced by the aforementioned Postbank related charge and the acquisitions of Postbank and, to a lesser extent, Sal. Oppenheim and the commercial banking activities acquired from ABN AMRO in the Netherlands.
2011 to 2010 Three Months Comparison
Net Revenues for the quarter were €7.3 billion, up €2.3 billion, or 47%, versus €5.0 billion achieved in the third quarter 2010. Excluding the aforementioned Postbank related charge, revenues in the third quarter 2011 were essentially unchanged from the prior year quarter as lower revenues from CIB were offset by higher PCAM revenues, primarily reflecting the consolidation of Postbank, which contributed €1.0 billion for the current quarter. Revenues in the third quarter 2011 included an impact of approximately €170 million from adjustments in the fair value of our own debt.
In CIB, net revenues were down 29% in the third quarter 2011 to €3.5 billion versus €5.0 billion in the third quarter 2010 due to the above described unfavorable market conditions. PCAM net revenues were €3.3 billion in the third quarter 2011 compared to revenues of €2.4 billion in the third quarter 2010. The increase primarily reflects the revenue contribution from Postbank. Net revenues in the third quarter 2011 were impacted by impairments of €228 million on Greek government bonds and lower revenues from investment products in the more challenging market environment.
Provision for credit losses was €463 million in the quarter, versus €362 million in the third quarter 2010. The increase was mainly attributable to Postbank, which contributed €195 million. This number excludes releases from Postbank related loan loss allowances recorded prior to consolidation of €111 million. The impact of such releases is reported as net interest income at Group level. Excluding Postbank, provisions for credit losses were down by €95 million against the prior year quarter.

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Interim Report as of September 30, 2011	Operating and Financial Review
Noninterest expenses were €5.9 billion in the quarter, an increase of €239 million, or 4%, compared to the third quarter 2010. The increase included €755 million from the consolidation of Postbank and €310 million from a specific charge relating to the impairment of a German VAT claim. The gross increase was partially offset by lower performance related compensation and fewer expenses relating to policyholder benefits and claims in Abbey Life (offset in revenues).
Income before income taxes was €942 million in the quarter compared to a loss of €1.0 billion in the third quarter 2010 (or an income before income taxes of €1.3 billion if adjusted for the aforementioned Postbank related charge). The decline in profitability reflects the extreme market conditions due to the sovereign debt crisis and the subsequent slowdown in client activity mainly impacting CB&S. Each of our classic banking businesses increased pre-tax profits versus the third quarter 2010.
Net income for the third quarter 2011 was €777 million, versus a net loss of €1.2 billion in the third quarter 2010. Income tax expense in the third quarter 2011 was €165 million, versus an income tax expense of €170 million in the third quarter 2010. The effective tax rate of 18% in the current quarter primarily benefited from changes in the recognition and measurement of deferred tax assets. The prior year quarter’s effective negative tax rate of 16% was impacted by the Postbank related charge of €2.3 billion which did not result in a tax benefit.
2011 to 2010 Nine Months Comparison
Net Revenues for the first nine months of 2011 were €26.3 billion, up €5.2 billion, or 25% , versus the first nine months of 2010. The increase was mainly a result of revenues from businesses acquired in 2010, namely Postbank and, to a lesser extent, Sal. Oppenheim and the commercial banking activities acquired from ABN AMRO in the Netherlands. In addition, the prior year quarter included the aforementioned Postbank related charge.
In CIB, net revenues in the first nine months of 2011 were down to €15.1 billion in an increasingly un- favorable economic environment, versus €16.4 billion in the same period of 2010. PCAM net revenues were €10.9 billion for the first nine months of 2011, compared to €7.0 billion in the first nine months of 2010 and included mainly the effect from the consolidation of Postbank, which contributed €3.5 billion. PCAM revenues in the first nine months 2011 included impairments of €383 million on Greek government bonds.
Provision for credit losses was €1.3 billion for the first nine months of 2011 versus €868 million in the comparative period. The increase was mainly attributable to Postbank, which contributed €584 million. This number excludes releases from Postbank related loan loss allowances recorded prior to consolidation of €311 million. The impact of such releases is reported as net interest income at Group level. Excluding Postbank, provisions were down, mainly from a reduction of provisions for IAS 39 reclassified assets and from a portfolio sale in Private & Business Clients (PBC).

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Interim Report as of September 30, 2011	Operating and Financial Review
Noninterest expenses were €19.3 billion for the first nine months of 2011 versus €17.0 billion for the comparative period. Of the increase, €2.3 billion related to the consolidation of Postbank. Also contributing to the increase were a specific charge relating to the impairment of a German VAT claim and higher operating costs from our consolidated investments in Corporate Investments (CI), partly balanced by policyholder benefits and claims in Abbey Life (offset in revenues) and lower performance related compensation.
Income before income taxes was €5.7 billion for the first nine months of 2011, up €2.5 billion versus the first nine months of 2010. Excluding the aforementioned Postbank related charge, income before income taxes was stable versus the corresponding period in 2010 despite a significantly worse operating environment. CIB and PCAM generated an income before income taxes of €6.3 billion in total for the first nine months of 2011, partly offset by losses before income taxes of €389 million in CI and of €194 million in Consolidation & Adjustments (C&A).
Net income for the first nine months of 2011 was €4.1 billion, compared to €1.7 billion (or €4.1 billion if adjusted for the Postbank related charge) in the comparative period. Income tax expense for the first nine months of 2011 was €1.6 billion with an effective tax rate of 28% versus €1.5 billion and an effective tax rate of 47% (or 28% if adjusted for the Postbank related charge) for the comparative period.

Deutsche Bank	Management Report	11
Interim Report as of September 30, 2011	Operating and Financial Review
Segment Results of Operations
Corporate & Investment Bank Group Division (CIB)

	Three months ended			Nine months ended
in € m.	Sep 30, 2011	Sep 30, 2010	Change in %	Sep 30, 2011	Sep 30, 2010	Change in %
Net revenues	3,543	5,021	(29)	15,102	16,352	(8)

Provision for credit losses	92	179	(48)	252	346	(27)

Noninterest expenses	3,113	3,528	(12)	10,659	10,706	(0)

Noncontrolling interests	8	(1)	N/M	24	20	16

Income before income taxes	329	1,314	(75)	4,166	5,280	(21)

N/M — Not meaningful

Corporate Banking & Securities Corporate Division (CB&S)

	Three months ended			Nine months ended
in € m.	Sep 30, 2011	Sep 30, 2010	Change in %	Sep 30, 2011	Sep 30, 2010	Change in %
Net revenues:

Sales & Trading (debt and other products)	1,496	2,280	(34)	7,536	8,313	(9)

Sales & Trading (equity)	384	650	(41)	1,883	2,236	(16)

Origination (debt)	169	307	(45)	865	906	(5)

Origination (equity)	68	120	(44)	492	371	33

Advisory	138	137	1	449	392	14

Loan products	429	520	(18)	1,166	1,305	(11)

Other products	(82)	169	N/M	32	314	(90)

Total net revenues	2,602	4,183	(38)	12,422	13,839	(10)

Provision for credit losses	51	136	(63)	159	286	(45)

Noninterest expenses	2,473	2,961	(16)	8,913	9,102	(2)

Noncontrolling interests	8	(1)	N/M	24	20	16

Income before income taxes	70	1,087	(94)	3,326	4,430	(25)

N/M — Not meaningful
2011 to 2010 Three Months Comparison
The third quarter of 2011 was impacted by deteriorating macro economic conditions and ongoing concerns about the European sovereign debt crisis, resulting in high volatility and significantly reduced client activity across many products. The impact of this was particularly marked in Europe, which accounts for a high proportion of our business. Nevertheless, overall results benefited from the recalibration of the business model and a diversified client-focused business.
Sales & Trading (debt and other products) net revenues were €1.5 billion in the third quarter 2011, a decrease of €784 million, or 34% , compared to the third quarter 2010. Compared to the prior year quarter, revenues in Credit were significantly lower, especially in flow, reflecting weakened credit markets, low client volumes and widening credit spreads, although there was a solid performance in client solutions. Revenues in Rates were lower than the prior year quarter driven by the impact of a highly volatile market. Emerging Markets revenues were also down on the prior year quarter, driven by lower flow volumes. These decreases were partially offset by strong performances across other products, with revenues in Foreign Exchange, Money Markets, Commodities and RMBS all significantly higher than the prior year quarter. Foreign Exchange delivered its best third quarter by revenue and achieved record quarterly client volumes, reflecting increased client demand and strong market share (source: Euromoney), while Money Markets revenues benefited from volatile markets and widening spreads. Commodities delivered its best third quarter revenues ever, driven by good performances in precious metals, oil and gas. RMBS improved its performance, driven by a successful business realignment and the absence of prior year losses. For the sixth time in seven years, Deutsche Bank was ranked number

Deutsche Bank	Management Report	12
Interim Report as of September 30, 2011	Operating and Financial Review
one overall in Risk Magazine’s annual Risk Interdealer poll and in July was named Euromoney’s Best Global Debt House and Best Global Emerging Market Debt House.
Sales & Trading (equity) generated net revenues of €384 million in the third quarter 2011, a decrease of €266 million, or 41%, compared to the third quarter 2010, reflecting extremely challenging market conditions and weak client activity, especially in Europe. Cash Trading revenues were significantly lower than the prior year quarter reflecting the decline in equity markets. Equity Derivatives revenues were also significantly lower than the prior year quarter, due to reduced client activity and volatile market conditions. Revenues in Prime Finance were solid compared to the prior year quarter as client de-risking was offset by a flight-to-quality.
Origination and Advisory generated revenues of €375 million in the third quarter 2011, a decrease of €189 million, or 33% , compared to the third quarter 2010. Advisory revenues of €138 million were in line with the prior year quarter, despite a significant slowdown in EMEA activity. Debt Origination revenues decreased by 45% to €169 million, and Equity Origination revenues decreased by 44% to €68 million, due to the significantly reduced issuance activity given high levels of market volatility. Our Equity Capital Markets (ECM) pipeline remains strong and continues to build as IPO activity is postponed.
Loan products revenues were €429 million in the third quarter 2011, down 18% compared to the prior year quarter. The decrease was mainly driven by a gain on the sale of shares pledged as collateral in the prior year quarter, and the transfer of a single loan exposure to Corporate Investments at the beginning of 2011.
Net revenues from Other products were negative €82 million in the third quarter 2011, a decrease of €251 million from the prior year quarter. The decrease was mainly driven by mark-to-market losses on investments held to back insurance policyholder claims in Abbey Life, which are offset in noninterest expenses.
In Provision for credit losses, CB&S recorded a net charge of €51 million in the third quarter 2011, compared to a net charge of €136 million in the prior year quarter.

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Interim Report as of September 30, 2011	Operating and Financial Review
Noninterest expenses were €2.5 billion in the third quarter 2011, a decrease of €488 million, or 16% , compared to the third quarter 2010. This was primarily driven by lower performance related compensation expenses and the aforementioned effects from Abbey Life. These decreases were partly offset by a specific charge of €310 million relating to the impairment of a German VAT claim and increased litigation charges.
Income before income taxes in CB&S was €70 million in the third quarter 2011, compared to €1.1 billion in the prior year quarter.
2011 to 2010 Nine Months Comparison
In the first nine months of 2011, Sales & Trading (debt and other products) net revenues were €7.5 billion, a decrease of €777 million, or 9%, compared to the first nine months of 2010. The prior year period included a charge of approximately €360 million relating to Ocala Funding LLC. Revenues in Credit were significantly lower than the prior year period reflecting significantly lower client volumes and widening credit spreads in flow credit, only partially offset by improved performance in client solutions. Rates and Emerging Markets revenues were also lower than the prior year period, primarily due to lower client volumes due to market uncertainty. Foreign Exchange revenues were in line with the prior year period, while Money Markets and RMBS outperformed the prior year period, and Commodities generated record nine month revenues.
In the first nine months of 2011, Sales & Trading (equity) generated revenues of €1.9 billion, a decrease of €354 million, or 16%, compared to the first nine months of 2010. This reflected a more difficult market environment, with high volatility and declining markets impacting client sentiment and activity, especially in Europe. Cash Trading continued to gain market share (source: Bloomberg) in Europe and the US, reflecting ongoing investment. Equity Derivatives revenues were lower reflecting a more challenging environment and lower client activity. Prime Finance performance was solid despite client de-risking, reflecting strong client balances throughout the year.
Origination and Advisory generated revenues of €1.8 billion in the first nine months of 2011, an increase of €136 million, or 8%, compared to the first nine months of 2010. We were ranked number six globally, by share of Corporate Finance fees, with a very small gap to the number five ranked firm. In Advisory, revenues were €449 million, up by €57 million from the first nine months of 2010 and we were ranked number two in Europe. Debt Origination revenues decreased by 5% to €865 million, but nevertheless we were ranked number one in All International Bonds and All Bonds in euros (Thomson Reuters). Equity Origination revenues increased by €121 million, or 33%, to €492 million, reflecting an increase in activity in the first half of the year. We were ranked number one in EMEA and number five in AsiaPac (Ex Japan). (All ranks from Dealogic unless otherwise stated.)

Deutsche Bank	Management Report	14
Interim Report as of September 30, 2011	Operating and Financial Review
Loan products revenues were €1.2 billion in the first nine months of 2011, a decrease of €140 million, or 11%, from the same period last year. The decrease was mainly driven by a gain on the sale of shares pledged as collateral in the prior year quarter and the transfer of a single loan exposure to Corporate Investments at the beginning of 2011.
Net revenues from Other products was €32 million in the first nine months of 2011, a decrease of €282 million from the first nine months of 2010. The decrease was mainly driven by lower mark-to-market gains on investments held to back insurance policyholder claims in Abbey Life, which are offset in noninterest expenses.
In Provision for credit losses, CB&S recorded a net charge of €159 million in the first nine months of 2011, compared to a net charge of €286 million in the first nine months of 2010.
Noninterest expenses were €8.9 billion in the first nine months of 2011, a decrease of €188 million from the first nine months of 2010. Noninterest expenses were positively impacted by lower performance related compensation expenses, the absence of bank payroll tax in 2011, and the aforementioned effects from Abbey Life. However, these decreases were partly offset by increased amortization of deferred compensation expenses, and higher non-compensation costs mainly due to a specific charge relating to the aforementioned impairment of a German VAT claim and increased litigation charges.
Income before income taxes in CB&S was €3.3 billion in the first nine months of 2011, compared to €4.4 billion in the prior year period.

Deutsche Bank	Management Report	15
Interim Report as of September 30, 2011	Operating and Financial Review
Global Transaction Banking Corporate Division (GTB)

	Three months ended			Nine months ended
in € m.	Sep 30, 2011	Sep 30, 2010	Change in %	Sep 30, 2011	Sep 30, 2010	Change in %
Net revenues	941	837	12	2,679	2,513	7

Provision for credit losses	41	43	(4)	94	59	58

Noninterest expenses	640	567	13	1,746	1,604	9

Noncontrolling interests	—	—	N/M	—	—	N/M

Income before income taxes	259	227	14	840	849	(1)

N/M — Not meaningful
2011 to 2010 Three Months Comparison
GTB’s net revenues were €941 million in the third quarter 2011, an increase of €103 million, or 12% , compared to the third quarter 2010. The increase was driven by interest income benefiting from a slight recovery in interest rates compared to the prior year quarter, particularly in Asia and the euro area, while rates in the U.S. declined. Fee income increased across all product lines evidencing GTB’s robust business model. Trust & Securities Services continued to benefit from the improved market conditions in the custody and depository receipts business. Trade Finance generated record revenues driven by ongoing growth in client volumes. Revenues in Cash Management increased and the business was ranked amongst the top 3 providers for institutional clients across all regions for USD/EUR according to the 2011 Euromoney Cash Management Survey.
In Provision for credit losses, GTB recorded a net charge of €41 million in the third quarter 2011, a decrease of €2 million, or 4% , versus the prior year quarter. The charges in both periods were mainly related to the acquired commercial banking activities in the Netherlands in 2010.
Noninterest expenses of €640 million in the third quarter 2011 were up €73 million, or 13%, compared to the third quarter 2010. This increase was mainly driven by an adjustment related to the amortization of an upfront premium paid for credit protection received in the aforementioned acquisition in the Netherlands. Additionally, increased performance related compensation and higher insurance related costs contributed to this development.
Income before income taxes was €259 million for the quarter, an increase of €32 million, or 14% , compared to the prior year quarter.

Deutsche Bank	Management Report	16
Interim Report as of September 30, 2011	Operating and Financial Review
2011 to 2010 Nine Months Comparison
The comparability of GTB’s results in the current and prior year period is limited due to the first time consolidation of commercial banking activities acquired in the Netherlands in the second quarter 2010. This acquisition impacted all major income statement line items.
GTB generated net revenues of €2.7 billion in the first nine months of 2011, an increase of €167 million, or 7% , compared to the first nine months of 2010. The prior year period included a one-off gain of €208 million representing negative goodwill acquired in the aforementioned acquisition. Besides the acquisition related effects, all major product lines generated higher revenues compared with the prior year period. Trust & Securities Services benefited from improved market conditions in the custody business as well as in the depository receipts business. Trade Finance continued to capitalize on the strong demand for international trade products and financing. In Cash Management, interest income increased driven by a slight recovery in interest rates, particularly in Asia and Europe, while fee income increased based on higher transaction volumes, especially in cross-currency payments.
In Provision for credit losses, GTB recorded a net charge of €94 million in the first nine months of 2011 compared to €59 million in the first nine months of 2010. The charges in the current and the prior year period were mainly related to the acquired business in the Netherlands.
Noninterest expenses were €1.7 billion in the first nine months of 2011, up €142 million, or 9%, compared to the prior year period. The increase was mainly driven by the first time consolidation of the acquisition in the Netherlands, including the aforementioned adjustment related to the amortization of a credit protection premium. Additionally, higher performance related compensation and insurance related costs contributed to this increase. These items were partially offset by the impact of an impairment of intangible assets of €29 million recorded in the prior year period.
Income before income taxes was €840 million for the first nine months, a decrease of €10 million, or 1% , compared to the prior year period.

Deutsche Bank	Management Report	17
Interim Report as of September 30, 2011	Operating and Financial Review
Private Clients and Asset Management Group Division (PCAM)

	Three months ended			Nine months ended
in € m.	Sep 30, 2011	Sep 30, 2010	Change in %	Sep 30, 2011	Sep 30, 2010	Change in %
Net revenues	3,302	2,394	38	10,915	6,976	56

Provision for credit losses	370	185	100	1,042	531	96

Noninterest expenses	2,409	1,877	28	7,561	5,628	34

Noncontrolling interests	27	(3)	N/M	154	(2)	N/M

Income before income taxes	495	336	47	2,158	819	163

N/M — Not meaningful
Asset and Wealth Management Corporate Division (AWM)

	Three months ended			Nine months ended
in € m.	Sep 30, 2011	Sep 30, 2010	Change in %	Sep 30, 2011	Sep 30, 2010	Change in %
Net revenues:
Discretionary portfolio management/fund management (AM)	404	435	(7)	1,260	1,249	1
Discretionary portfolio management/fund management (PWM)	101	110	(8)	315	320	(2)

Total discretionary portfolio management/fund management	505	545	(7)	1,575	1,569	0

Advisory/brokerage (PWM)	206	206	0	645	621	4

Credit products (PWM)	106	97	9	296	272	9

Deposits and payment services (PWM)	43	43	(0)	116	106	9

Other products (AM)	(7)	3	N/M	30	(2)	N/M
Other products (PWM)	23	45	(49)	192	98	96

Total other products	16	48	(67)	222	96	132

Total net revenues	876	939	(7)	2,853	2,664	7

Provision for credit losses	11	20	(44)	43	26	68

Noninterest expenses	680	831	(18)	2,208	2,489	(11)

Noncontrolling interests	(1)	(3)	(79)	(1)	(2)	(75)

Income before income taxes	186	91	103	602	152	N/M

Breakdown of AWM by business
Asset Management:

Net revenues	397	438	(9)	1,291	1,248	3

Provision for credit losses	(1)	(0)	N/M	(1)	(0)	N/M

Noninterest expenses	281	354	(21)	975	1,077	(9)

Income before income taxes	117	84	38	316	172	83

Private Wealth Management:

Net revenues	479	501	(4)	1,563	1,416	10

Provision for credit losses	12	20	(39)	44	26	71

Noninterest expenses	398	477	(16)	1,233	1,412	(13)

Income (loss) before income taxes	69	7	N/M	287	(20)	N/M

N/M — Not meaningful

Deutsche Bank	Management Report	18
Interim Report as of September 30, 2011	Operating and Financial Review
2011 to 2010 Three Months Comparison
AWM reported net revenues of €876 million in the third quarter 2011, a decrease of €63 million, or 7%, compared to the same period in 2010. Discretionary portfolio management/fund management revenues in AWM decreased by €40 million, or 7% . In Asset Management (AM), these revenues decreased by €32 million, or 7%, and in Private Wealth Management (PWM), by €9 million, or 8% . Both developments were driven by slightly reduced asset based fees and lower performance fees due to the depreciation of market values. Advisory/brokerage revenues were €206 million, nearly unchanged versus the same period in 2010. Revenues from credit products were €106 million compared to €97 million in the same period in 2010. The increase was due to higher lending volumes in Asia and the Americas. Deposits and payment services revenues were €43 million, and therefore unchanged versus the same period in 2010. Revenues from other products were €16 million compared to €48 million in the same period last year. In PWM, revenues were €23 million in the third quarter 2011 compared to €45 million in the same period last year, impacted by positive effects from non-core businesses in Sal. Oppenheim in the third quarter 2010. In AM, other revenues were negative €7 million compared to positive €3 million in the same period last year, impacted by lower valuations related to certain investments in the third quarter 2011.
Provision for credit losses was €11 million in the third quarter 2011, a decrease of €9 million compared to the same period last year, mainly driven by lower provisions in Sal. Oppenheim in the current year quarter.
Noninterest expenses in the third quarter 2011 were €680 million, down by €151 million, or 18% , compared to the third quarter 2010. The decrease included €78 million in PWM and €73 million in AM, both resulting from measures to improve platform efficiencies.
In the third quarter 2011 AWM recorded income before income taxes of €186 million compared to €91 million in the third quarter last year. The increase of €94 million included €62 million in PWM and €32 million in AM.
Invested Assets in AWM decreased €17 billion to €780 billion in the third quarter of 2011. In PWM, Invested Assets were €264 billion, a decrease of €10 billion mainly driven by negative market effects. Invested Assets in AM decreased by €7 billion.

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Interim Report as of September 30, 2011	Operating and Financial Review
2011 to 2010 Nine Months Comparison
AWM reported net revenues of €2.9 billion for the first nine months of 2011, an increase of €189 million, or 7% , compared to the first nine months of 2010. Discretionary portfolio management / fund management revenues increased by €6 million to €1.6 billion. In AM, revenues increased by €11 million to €1.3 billion, primarily reflecting stronger performance. In PWM, these revenues decreased by €5 million, or 2% , driven by slightly reduced asset based fees and lower performance fees. Advisory/brokerage revenues of €645 million increased by €23 million, or 4%, compared to the first nine months of 2010. This development was primarily driven by higher transaction volumes, an increased number of product initiatives and Sal. Oppenheim. Revenues from credit products increased by €25 million, or 9%, to €296 million, primarily due to an increase in U.S. dollar denominated loan volumes in the U.S., Asia/Pacific and Middle East. Deposits and payment services revenues of €116 million increased by €10 million, or 9%, due to higher volumes driven by dedicated product initiatives in the first half of the year. Revenues from other products were €222 million in the first nine months of 2011 compared to €96 million in the same period of the previous year. In PWM, revenues were €192 million in the first nine months of 2011 compared to €98 million in the same period last year, impacted by the wind down of various non-core businesses in Sal. Oppenheim. In AM, revenues were €30 million compared to negative €2 million in the same period last year, driven by gains from the sale of certain business operations and investments.
Provision for credit losses was €43 million in the first nine months of 2011, an increase of €18 million compared to the same period last year, driven by Sal. Oppenheim.
Noninterest expenses in the first nine months of 2011 were €2.2 billion, a decrease of €281 million, or 11% . In PWM, noninterest expenses decreased by €179 million compared to the first nine months of 2010, mainly driven by cost benefits in 2011 as a result of the successful migration of Sal. Oppenheim. In addition, AM noninterest expenses decreased by €101 million reflecting the impact of measures to improve platform efficiency.
In the first nine months of 2011, AWM recorded an income before income taxes of €602 million, compared to €152 million in the first nine months of 2010. The increase of €451 million included €307 million in PWM and €143 million in AM.
Invested Assets in AWM as of September 30, 2011 were €780 billion, a decrease of €46 billion, compared to December 31, 2010. In AM, Invested Assets decreased by €34 billion, including €22 billion net outflows, mainly in Cash and Insurance products, and €10 billion due to market depreciation. In PWM, Invested Assets decreased by €11 billion to €264 billion, driven by €17 billion due to negative market developments, partly offset by €7 billion net new assets.

Deutsche Bank	Management Report	20
Interim Report as of September 30, 2011	Operating and Financial Review
Private & Business Clients Corporate Division (PBC)

	Three months ended			Nine months ended
in € m.	Sep 30, 2011	Sep 30, 2010	Change in %	Sep 30, 2011	Sep 30, 2010	Change in %
Net revenues:
Discretionary portfolio management/fund management	60	66	(9)	202	239	(16)

Advisory/brokerage	196	227	(14)	720	668	8

Credit products	553	559	(1)	1,637	1,698	(4)

Deposits and payment services	523	502	4	1,574	1,450	9

Other products[1]	1,094	101	N/M	3,929	257	N/M

Total net revenues	2,426	1,455	67	8,061	4,312	87

Provision for credit losses	359	165	118	998	506	97

Noninterest expenses	1,729	1,045	65	5,353	3,139	71

Noncontrolling interests	28	(0)	N/M	155	0	N/M

Income before income taxes	310	245	27	1,555	667	133

Breakdown of PBC by business
Advisory Banking Germany:

Net revenues	961	1,040	(8)	2,926	3,042	(4)

Provision for credit losses	73	83	(12)	206	263	(22)

Noninterest expenses	756	747	1	2,233	2,255	(1)

Income before income taxes	132	210	(37)	487	523	(7)

Advisory Banking International:
Net revenues	457	416	10	1,628	1,270	28

Provision for credit losses	91	82	11	209	242	(14)

Noninterest expenses	253	299	(15)	903	883	2

Income before income taxes	113	35	N/M	516	144	N/M

Consumer Banking Germany:[2]
Net revenues	1,008	—	N/M	3,508	—	N/M

Provision for credit losses	195	—	N/M	584	—	N/M

Noninterest expenses	720	—	N/M	2,217	—	N/M

Noncontrolling interests	28	—	N/M	155	—	N/M

Income before income taxes	65	—	N/M	553	—	N/M

N/M — Not meaningful

[1]	Increase predominantly due to consolidation of Postbank.

[2]	Postbank (including purchase price adjustments, noncontrolling interests and other transaction related components).
Starting in the second quarter 2011, we enhanced our segment disclosure for PBC by providing performance information for Advisory Banking Germany, Advisory Banking International and Consumer Banking Germany.

Deutsche Bank	Management Report	21
Interim Report as of September 30, 2011	Operating and Financial Review
Advisory Banking Germany comprises all of PBC’s activities in Germany excluding Postbank. Advisory Banking International covers PBC’s European activities outside Germany and PBC’s Asian activities. Consumer Banking Germany comprises Postbank’s contribution to the consolidated results of Deutsche Bank. Revenues in Advisory Banking Germany and Advisory Banking International are assigned to all product categories, whereas all revenues in Consumer Banking Germany are assigned for the time being to Other products.
2011 to 2010 Three Months Comparison
Net revenues in the third quarter 2011 were €2.4 billion, up €971 million, or 67% , compared to the third quarter 2010. The increase was attributable to the consolidation of Postbank, which contributed net revenues of €1.0 billion (reported in revenues from Other products, which totaled €1.1 billion in the third quarter 2011 versus €101 million in the third quarter 2010). PBC’s revenues in the current quarter also included impairments of €228 million on Greek government bonds, which are classified as Financial assets available for sale. Revenues from deposits and payment services were €523 million, up €20 million, or 4%, compared to the third quarter 2010, mainly driven by an increase in deposit volumes in Advisory Banking Germany. Credit products revenues decreased by €6 million, compared to the third quarter 2010, impacted by lower margins, partly offset by improved sales of credit related insurance products in both Advisory Banking Germany and International. Advisory/brokerage revenues were down by €31 million, or 14%, primarily in Advisory Banking Germany. Revenues from discretionary portfolio management/fund management decreased by €6 million, or 9%. Both product categories were affected by the deterioration of market conditions in the third quarter 2011.
Provision for credit losses was €359 million in the third quarter 2011, of which €195 million related to Postbank. This number excludes releases from Postbank related loan loss allowance recorded prior to consolidation of €111 million. The impact of such releases is reported as net interest income. Excluding Postbank, provisions for credit losses were essentially stable, compared to the same quarter last year.
Noninterest expenses were €1.7 billion in the third quarter 2011, an increase of €684 million, or 65%, compared to the third quarter 2010. The increase was mainly driven by €755 million related to the consolidation of Postbank. Excluding Postbank and costs related to Postbank integration reflected in Advisory Banking Germany, noninterest expenses were down €71 million, or 7%, mainly resulting from measures to improve platform efficiency taken in 2010 in Germany.
Income before income taxes was €310 million in the third quarter, an increase of €65 million, or 27%, compared to the third quarter 2010, although the current quarter included a negative impact of €185 million related to Greek government bonds (impairment charge of €228 million, net of noncontrolling interests at segment level of €43 million), of which €174 million related to Consumer Banking Germany and €11 million to Advisory Banking Germany. The contributions of Advisory Banking Germany and Advisory Banking International were €132 million and €113 million, respectively. Consumer Banking Germany contributed €65 million.

Deutsche Bank	Management Report	22
Interim Report as of September 30, 2011	Operating and Financial Review
Invested assets were €303 billion as of September 30, 2011, down €9 billion compared to June 30, 2011. The decrease was driven by €12 billion related to market depreciation, partly offset by €3 billion of inflows in deposits.
PBC’s total number of clients was 28.6 million, of which 14.1 million related to Postbank. PBC’s number of clients at September 30, 2011 was essentially unchanged from June 30, 2011.
2011 to 2010 Nine Months Comparison
The first nine months of 2011 were significantly impacted by the consolidation of Postbank. This resulted in additional net revenues of €3.5 billion in the first nine months reported in revenues from other products. Thus, Postbank was the main contributor to the €3.7 billion increase in PBC’s net revenues to €8.1 billion in the first nine months of 2011, compared to €4.3 billion in the first nine months 2010. In addition, the increase in PBC’s revenues included a one-time positive impact of €263 million related to our stake in Hua Xia Bank, driven by the application of equity method accounting upon receiving all substantive regulatory approvals to increase our stake. Partly offsetting these increases were impairments of €383 million on Greek government bonds, which are classified as Financial assets available for sale, and are also included in revenues from other products. Revenues from deposits and payment services increased by €124 million, or 9% , driven by increased volumes in Advisory Banking Germany and improved margins in Advisory Banking International. Credit products revenues decreased by €61 million, or 4%, compared to the first nine months of 2010, impacted by lower margins. Discretionary portfolio management/fund management revenues decreased by €37 million, or 16%, predominantly in Advisory Banking Germany driven by the non-recurrence of a placement in the second quarter 2010. Advisory/brokerage revenues increased by €52 million, or 8%, driven by higher securities brokerage in the first quarter 2011 in Advisory Banking Germany, mainly benefiting from increased customer activity in that quarter. Both discretionary portfolio/fund management and advisory/brokerage revenues were impacted by the deterioration of market conditions in the third quarter 2011.
Provision for credit losses was €998 million in the first nine months of 2011, up €493 million, or 97%, compared to the first nine months of 2010, of which €584 million related to Postbank. This number excludes releases from Postbank related loan loss allowance recorded prior to consolidation of €311 million. The impact of such releases is reported as net interest income. Excluding Postbank, provision for credit losses was down €91 million, or 18%, compared to the same period last year. The decrease was driven by the repositioning of the consumer finance business in Poland and a sale of a portfolio in Advisory Banking Germany, resulting in a positive impact of €33 million in the first quarter 2011.
Noninterest expenses were €5.4 billion in the first nine months of 2011, an increase of €2.2 billion, or 71%, compared to the first nine months of 2010. The increase was driven by €2.3 billion attributable to the consolidation of Postbank. Excluding Postbank and costs related to the Postbank integration reflected in Advisory Banking Germany, noninterest expenses were down €111 million or 4%, mainly resulting from measures to improve platform efficiency taken in 2010 in Germany.

Deutsche Bank	Management Report	23
Interim Report as of September 30, 2011	Operating and Financial Review
Income before income taxes was €1.6 billion in the first nine months of 2011, an increase of €888 million compared to the first nine months of 2010, although the current year included a negative impact of €318 million related to Greek government bonds (impairment charge of €383 million, net of noncontrolling interests at segment level of €65 million, of which €265 million related to Consumer Banking Germany and €53 million to Advisory Banking Germany) and a positive contribution referring to the aforementioned impact related to our stake in Hua Xia Bank. Consumer Banking Germany contributed €553 million. Advisory Banking International and Advisory Banking Germany contributed €516 million and €487 million, respectively.
Invested Assets were €303 billion as of September 30, 2011, down by €3 billion compared to December 31, 2010. The decrease reflects €12 billion of market depreciation, partly offset by €9 billion inflows in deposits.
PBC’s total number of clients was 28.6 million, of which 14.1 million related to Postbank. During the first nine months of 2011, PBC’s client flows were approximately net 200 thousand negative, driven by the disposal of a business activity.
Corporate Investments Group Division (CI)

	Three months ended			Nine months ended
in € m.	Sep 30, 2011	Sep 30, 2010	Change in %	Sep 30, 2011	Sep 30, 2010	Change in %
Net revenues	213	(2,091)	N/M	587	(1,755)	N/M

Provision for credit losses	0	(1)	N/M	6	(9)	N/M

Noninterest expenses	299	261	15	972	624	56

Noncontrolling interests	(1)	(0)	N/M	(2)	(1)	41

Income (loss) before income taxes	(85)	(2,350)	(96)	(389)	(2,370)	(84)

N/M — Not meaningful
2011 to 2010 Three Months Comparison
Net revenues were €213 million in the third quarter 2011 and mainly contained recurring revenues from BHF-BANK, Actavis and from our consolidated investments in Maher Terminals and The Cosmopolitan of Las Vegas, which started its operations at the end of last year. Net revenues in the third quarter 2010 were negative €2.1 billion, mainly driven by a Postbank related charge of €2.3 billion.
Noninterest expenses were €299 million in the third quarter 2011, compared to €261 million in the same period last year. The increase of €39 million was mainly driven by our consolidated investment in The Cosmopolitan of Las Vegas and was partly offset by lower expenses resulting from space and building optimization.
Loss before income taxes was €85 million in the third quarter 2011, compared to a loss before income taxes of €2.3 billion in the third quarter 2010.
2011 to 2010 Nine Months Comparison
Net revenues were €587 million in the first nine months of 2011, and mainly included recurring revenues from our investments in BHF-BANK, Actavis and from our consolidated investments in Maher Terminals and The Cosmopolitan of Las Vegas, which started its operations at the end of last year. Partly reducing these recurring revenues was an impairment charge of €50 million related to Actavis. CI’s revenues of negative €1.8 billion in the first nine months of 2010 mainly included the aforementioned charge related to Postbank.

Deutsche Bank	Management Report	24
Interim Report as of September 30, 2011	Operating and Financial Review
Noninterest expenses were €972 million in the first nine months of 2011, compared to €624 million in the same period last year. The increase of €348 million was mainly related to our investment in The Cosmopolitan of Las Vegas.
Loss before income taxes was €389 million in the first nine months of 2011, compared to a loss before income taxes of €2.4 billion in the first nine months of 2010.
Consolidation & Adjustments (C&A)

	Three months ended			Nine months ended
in € m.	Sep 30, 2011	Sep 30, 2010	Change in %	Sep 30, 2011	Sep 30, 2010	Change in %
Net revenues	258	(338)	N/M	(274)	(433)	(37)

Provision for credit losses	(0)	(0)	N/M	(0)	(0)	N/M

Noninterest expenses	89	6	N/M	96	45	112

Noncontrolling interests	(34)	4	N/M	(176)	(17)	N/M

Income (loss) before income taxes	202	(349)	N/M	(194)	(461)	(58)

N/M — Not meaningful
2011 to 2010 Three Months Comparison
Income before income taxes in C&A was €202 million in the third quarter 2011, compared to a loss of €349 million in the third quarter of the prior year. Results in both periods included significant effects from different accounting methods used for management reporting and IFRS. In the current year quarter, short-term euro interest rates decreased significantly, which resulted in a gain on economically hedged positions. In contrast, these rates increased in the prior year quarter, resulting in a loss in that period. In addition, income before income taxes in the current quarter included gains from a widening of the credit spread of our own debt attributable to C&A of approximately €110 million. In the prior year quarter, tightening credit spreads resulted in an immaterial negative impact.
2011 to 2010 Nine Months Comparison
In the first nine months of 2011, loss before income taxes in C&A was €194 million compared to a loss of €461 million in the first nine months of 2010. Results in both periods included significant effects from different accounting methods used for management reporting and IFRS. In the first nine months of 2011, losses from short-term interest rate movements were partly offset by gains from the widening of the credit spread of our own debt. The loss in the prior year period was mainly due to significant interest rate movements which affected economically hedged positions. In addition, the loss before income taxes in the first nine months of 2011 included the accrual for the German bank levy of €92 million and a positive effect from noncontrolling interests, which are deducted from income before income taxes of the divisions and reversed in C&A. Noncontrolling interests significantly increased compared to the prior year following the consolidation of Postbank.

Deutsche Bank	Management Report	25
Interim Report as of September 30, 2011	Operating and Financial Review
Financial Position
The table below shows information on our financial position.

in € m.	Sep 30, 2011	Dec 31, 2010
Cash and due from banks	23,707	17,157

Interest-earning deposits with banks	117,189	92,377

Central bank funds sold, securities purchased under resale agreements and securities borrowed	71,324	49,281

Trading assets	267,219	271,291

Positive market values from derivative financial instruments	893,966	657,780

Financial assets designated at fair value through profit or loss[1]	190,691	171,926

Loans	412,445	407,729

Brokerage and securities related receivables	180,318	103,423

Remaining assets	125,620	134,666

Total assets	2,282,479	1,905,630

Deposits	588,217	533,984

Central bank funds purchased, securities sold under repurchase agreements and securities loaned	50,327	31,198

Trading liabilities	92,192	68,859

Negative market values from derivative financial instruments	880,858	647,195

Financial liabilities designated at fair value through profit or loss[2]	122,444	130,154

Other short-term borrowings	62,409	64,990

Long-term debt	159,188	169,660

Brokerage and securities related payables	187,890	116,146

Remaining liabilities	85,846	93,076

Total liabilities	2,229,371	1,855,262

Total equity	53,108	50,368

[1]	Includes securities purchased under resale agreements designated at fair value through profit or loss of €120,835 million and €108,912 million and securities borrowed designated at fair value through profit or loss of €33,483 million and €27,887 million as of September 30, 2011 and December 31, 2010, respectively.

[2]	Includes securities sold under repurchase agreements designated at fair value through profit or loss of €99,631 million and €107,999 million as of September 30, 2011 and December 31, 2010, respectively.
Assets and Liabilities
As of September 30, 2011, total assets were €2,282 billion. The increase of €377 billion, or 20%, compared to December 31, 2010, was primarily driven by higher positive market values from derivative financial instruments and increases in brokerage and securities related receivables, along with a reversal of foreign exchange movements experienced in the first half of the year. Total liabilities were up by €374 billion to €2,229 billion, primarily driven by higher negative market values from derivative financial instruments and increases in brokerage and securities related payables.
Positive and negative market values from derivative financial instruments were up by €236 billion and €234 billion respectively, predominantly driven by decreasing USD, EUR and GBP yield curves and widening credit spreads during the third quarter. Brokerage and securities related receivables and payables were up €77 billion and €72 billion, compared to December 31, 2010, as volumes increased over the course of the year from traditionally lower year-end levels.

Deutsche Bank	Management Report	26
Interim Report as of September 30, 2011	Operating and Financial Review
Trading assets were down by €4 billion, whilst trading liabilities increased by €23 billion, mainly related to equity securities. Financial positions designated at fair value through profit or loss were up €19 billion in assets and down €8 billion in liabilities, driven by securities borrowed and securities sold under repurchase agreements, respectively.
Interest earning deposits with banks were up €25 billion, while loans slightly increased by €5 billion to €412 billion. Deposits were up €54 billion, mainly driven by increases in CB&S and from the reclassification of deposits held by BHF-BANK, which were previously classified as liabilities held for sale at year-end 2010. Long-term debt was €159 billion as of September 30, 2011, down €10 billion compared to December 31, 2010.
Balance Sheet Management
We manage our balance sheet on a Group level excluding Postbank and, where applicable, locally in each region. In the allocation of financial resources we favor business portfolios with the highest positive impact on our profitability and shareholder value. Our balance sheet management function has the mandate to monitor and analyze balance sheet developments and to track certain market observed balance sheet ratios. Based on this we trigger discussion and management action by the Capital and Risk Committee. While we monitor IFRS balance sheet developments, our balance sheet management is principally focused on adjusted values as used in our leverage ratio (target definition), which is calculated using adjusted total assets and adjusted total equity figures.
Similarly Postbank follows a value-oriented financial management approach that includes balance sheet management.
As of September 30, 2011, our leverage ratio according to our target definition was 22, slightly down from the year-end 2010 level and below our leverage ratio target of 25. Our leverage ratio calculated as the ratio of total assets under IFRS to total equity under IFRS was 43 at September 30, 2011, compared to 38 at the end of 2010, in line with the increase in total assets under IFRS. For a tabular presentation of our leverage ratios and the adjustments made for the values according to our target definition please see section “Leverage Ratio (Target Definition)” within “Other Information” of this Interim Report.

Deutsche Bank	Management Report	27
Interim Report as of September 30, 2011	Operating and Financial Review
Equity
As of September 30, 2011, total equity was €53.1 billion, an increase of €2.7 billion or 5% , compared to €50.4 billion as of December 31, 2010. The main factors contributing to this development were net income attributable to Deutsche Bank shareholders of €4.0 billion, partly offset by cash dividends paid of €691 million and an increase in our treasury shares of €586 million which are deducted from equity.
Regulatory Capital
The Bank’s Tier 1 capital ratio was 13.8% as of September 30, 2011, up from 12.3% at the end of 2010. The Tier 1 capital ratio was positively impacted by our results and by the reduction of risk-weighted assets. The core Tier 1 capital ratio, which excludes hybrid capital instruments, was 10.1% as of September 30, 2011, compared to 8.7% at the end of 2010. Tier 1 capital as of September 30, 2011, was €46.6 billion, €4.1 billion higher than at the end of 2010. Tier 1 capital increased by €4.0 billion net income attributable to Deutsche Bank shareholders. Risk-weighted assets were €338 billion as of September 30, 2011, €9 billion lower than at the end of 2010, largely reflecting reductions in credit risk as well as changes in foreign exchange rates.
Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”
Under the amendments to IAS 39 and IFRS 7 issued in October 2008, certain financial assets were reclassified in the second half of 2008 and the first quarter of 2009 from the financial assets at fair value through profit or loss and the available for sale classifications into the loans classification. The reclassifications were made in instances where management believed that the expected repayment of the assets exceeded their estimated fair values, which reflected the significantly reduced liquidity in the financial markets, and that returns on these assets would be optimized by holding them for the foreseeable future. Where this clear change of intent existed and was supported by an ability to hold and fund the underlying positions, we concluded that the reclassifications aligned the accounting more closely with the business intent.
As of September 30, 2011 and December 31, 2010 the carrying value of reclassified assets was €23.0 billion and €26.7 billion, respectively, compared with a fair value of €20.7 billion and €23.7 billion as of September 30, 2011 and December 31, 2010, respectively. These assets are predominantly held in CB&S.
Please refer to the section “Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets” on page 70 for additional information.

Deutsche Bank	Management Report	28
Interim Report as of September 30, 2011	Operating and Financial Review
Update on Key Credit Market Exposures
The following is an update on the development of certain key credit positions (including protection purchased from monoline insurers). These positions were those that significantly impacted the performance of CB&S during the recent financial crisis. In addition to these CB&S positions, we have also provided information about positions acquired from Postbank where relevant.

Mortgage related exposure in our CDO trading, U.S. and
European residential mortgage businesses[1,2]	Sep 30, 2011			Jun 30, 2011
		Hedges			Hedges
		and other			and other
	Gross	protection		Gross	protection
in € m.	exposure	purchased	Net exposure	exposure	purchased	Net exposure
Subprime exposure in trading businesses:[3]
CDO subprime exposure — Trading	277	127	150	335	137	198

Residential mortgage trading businesses:
Other U.S. residential mortgage business exposure[4,5,6]	2,581	2,566	15	2,813	2,582	231
European residential mortgage business exposure	160	—	160	158	—	158

1	Disclosure relates to key credit market positions exposed to fair value movements.

2	Net exposure represents our potential loss in the event of a 100% default of securities and associated hedges, assuming zero recovery. Excludes assets reclassified from trading or available for sale to loans and receivables in accordance with the amendments to IAS 39 with a carrying value as of September 30, 2011 of €1.6 billion (which includes European residential mortgage exposure €970 million, Other U.S. residential mortgage exposure €293 million, CDO subprime exposure — Trading €320 million) and as of June 30, 2011 of €1.5 billion (which includes European residential mortgage exposure €956 million, Other U.S. residential mortgage exposure €282 million, CDO subprime exposure — Trading €303 million).

3	In determining subprime, we apply industry standard criteria including FICO (credit quality) scores and loan-to-value ratios. In limited circumstances, we also classify exposures as subprime if 50% or more of the underlying collateral is home equity loans which are subprime.

4	Analysis excludes both agency mortgage-backed securities and agency eligible loans, which we do not consider to be credit sensitive products, and interest-only and inverse interest-only positions, which are negatively correlated to deteriorating markets due to the effect on the position of the reduced rate of mortgage prepayments. The slower prepayment rate extends the average life of these interest-only products which in turn leads to a higher value due to the longer expected interest stream.

5	Thereof € (382) million Alt-A, €9 million Subprime, €28 million Other and €360 million Trading-related net positions as of September 30, 2011, and € (243) million Alt-A, €10 million Subprime, €44 million Other and €420 million Trading-related net positions as of June 30, 2011. Alt-A loans are loans made to borrowers with generally good credit, but with non-conforming underwriting ratios or other characteristics that fail to meet the standards for prime loans. These include lower FICO scores, higher loan-to-value ratios and higher percentages of loans with limited or no documentation.

6	The reserves included in the Other U.S residential mortgage business disclosure factor in a calculation of counterparty credit risk valuation adjustment. This better reflects the fair value of the instruments underlying the exposure. As of September 30, 2011, this adjustment resulted in a reduction to the net exposure of €399 million to €15 million. For June 30, 2011, this adjustment resulted in a reduction to the net exposure of €274 million to €231 million.
Hedges of our mortgage related exposure consist of a number of different market instruments, including protection provided by monoline insurers, single name credit default swap contracts with market counterparties and index-based contracts.
In addition to these CB&S positions, at September 30, 2011, Postbank had exposure to European commercial mortgage-backed securities of €124 million as well as residential mortgage-backed securities of €321 million (which includes €305 million in Europe and €14 million in U.S). At June 30, 2011, Postbank had exposure to European commercial mortgage-backed securities of €139 million as well as residential mortgage-backed securities of €384 million (which included €368 million in Europe and €14 million in U.S).
In addition, Postbank had exposure to non-corporate CDOs of €45 million where the underlying assets include both commercial mortgage-backed securities and residential mortgage-backed securities. These positions are classified as loans and receivables and available for sale. At June 30, 2011, Postbank had exposure to non-corporate CDOs of €68 million.

Deutsche Bank	Management Report	29
Interim Report as of September 30, 2011	Operating and Financial Review
Ocala Funding LLC: We own 71.4% of the commercial paper issued by Ocala Funding LLC (Ocala), a commercial paper vehicle sponsored by Taylor Bean & Whitaker Mortgage Corp. (TBW), which ceased mortgage lending operations and filed for bankruptcy protection in August 2009. We classify the commercial paper as a trading asset and measure it at fair value through profit or loss. As of September 30, 2011, the total notional value of the commercial paper issued by Ocala which was held by the Group was €895 million. As a result of TBW filing for bankruptcy and based on information available at the time, we recognized a fair value loss of approximately €350 million for 2009 related to the Ocala commercial paper. Based on information and certain management assumptions related to the eligibility of claims raised against the bankruptcy administrators, we recognized a fair value loss in 2010 of approximately €360 million. As a result of further information we obtained on the TBW estate, we recognized a further fair value loss in the first quarter of 2011 of €32 million, and €7 million in the third quarter of 2011.

Monoline exposure
related to U.S. residential
mortgages[1,2]	Sep 30, 2011				Jun 30, 2011
		Fair value prior to		Fair value after		Fair value prior to		Fair value after
in € m.	Notional amount	CVA[3]	CVA[3]	CVA[3]	Notional amount	CVA[3]	CVA[3]	CVA[3]
AA Monolines:[4]
Other subprime	123	61	(20)	41	114	52	(14)	38
Alt-A	3,517	1,542	(368)	1,174	3,481	1,288	(258)	1,030

Total AA Monolines	3,640	1,603	(388)	1,215	3,595	1,340	(272)	1,068

1	Excludes counterparty exposure to monoline insurers that relates to wrapped bonds of €51 million as of September 30, 2011 and €61 million as of June 30, 2011, which represents an estimate of the potential mark-downs of wrapped assets in the event of monoline defaults.

2	A portion of the mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.

3	For monolines with actively traded CDS, the credit valuation adjustment (CVA) is calculated using a full CDS-based valuation model. This model was implemented in the second quarter 2011. For monolines without actively traded CDS a model based approach is used with various input factors, including relevant market driven default probabilities, the likelihood of an event (either a restructuring or an insolvency), an assessment of any potential settlement in the event of a restructuring, and recovery rates in the event of either restructuring or insolvency.

4	Ratings are the lowest of Standard & Poor’s, Moody’s or our own internal credit ratings as of September 30, 2011 and June 30, 2011.

Deutsche Bank	Management Report	30
Interim Report as of September 30, 2011	Operating and Financial Review

Other Monoline
exposure[1,2]	Sep 30, 2011				Jun 30, 2011
		Fair value prior to		Fair value after		Fair value prior to		Fair value after
in € m.	Notional amount	CVA[3]	CVA[3]	CVA[3]	Notional amount	CVA[3]	CVA[3]	CVA[3]
AA Monolines:[4]
TPS-CLO	2,659	690	(189)	501	2,516	641	(119)	522
CMBS	1,073	62	(12)	50	993	22	(7)	15
Corporate single name/Corporate CDO	—	—	—	—	—	—	—	—
Student loans	292	54	(16)	38	270	40	(13)	27
Other	904	253	(98)	155	850	196	(91)	105

Total AA Monolines	4,928	1,059	(315)	744	4,629	899	(230)	669

Non Investment Grade Monolines:[4]
TPS-CLO	621	169	(67)	102	588	133	(40)	93
CMBS	5,858	671	(305)	366	5,607	494	(196)	298
Corporate single name/Corporate CDO	2,109	2	(1)	1	2,004	8	(2)	6
Student loans	1,281	499	(192)	307	1,188	406	(181)	225
Other	1,079	205	(77)	128	1,170	169	(59)	110

Total Non Investment Grade Monolines	10,948	1,546	(642)	904	10,557	1,210	(478)	732

Total	15,876	2,605	(957)	1,648	15,186	2,109	(708)	1,401

1	Excludes counterparty exposure to monoline insurers that relates to wrapped bonds of €56 million as of September 30, 2011, and €52 million as of June 30, 2011, which represents an estimate of the potential mark-downs of wrapped assets in the event of monoline defaults.

2	A portion of the mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.

3	For monolines with actively traded CDS, the credit valuation adjustment (CVA) is calculated using a full CDS-based valuation model. This model was implemented in the second quarter 2011. For monolines without actively traded CDS a model based approach is used with various input factors, including relevant market driven default probabilities, the likelihood of an event (either a restructuring or an insolvency), an assessment of any potential settlement in the event of a restructuring, and recovery rates in the event of either restructuring or insolvency.

4	Ratings are the lowest of Standard & Poor’s, Moody’s or our own internal credit ratings as of September 30, 2011, and June 30, 2011.
As of September 30, 2011, and June 30, 2011, the total credit valuation adjustments held against monoline insurers were €1.3 billion and €980 million, respectively.

Commercial Real Estate whole loans[1]
in € m.	Sep 30, 2011	Jun 30, 2011
Loans held on a fair value basis, net of risk reduction[2]	2,743	3,388

Loans reclassified in accordance with the amendments to IAS 39[3]	4,307	4,483

Loans related to asset sales[4]	1,788	1,673

Loans acquired from Postbank[3]	15,286	14,812

1	Excludes our portfolio of secondary market commercial mortgage-backed securities which are actively traded and priced and loans that have been held on our hold book since inception.

2	Risk reduction trades represent a series of derivative or other transactions entered into in order to mitigate risk on specific whole loans. Fair value of risk reduction amounted to €194 million as of September 30, 2011, and €178 million as of June 30, 2011.

3	Carrying value.

4	Carrying value of vendor financing on loans sold since January 1, 2008.

Leveraged Finance[1]
in € m.	Sep 30, 2011	Jun 30, 2011
Loans held on a fair value basis	2,598	1,056

thereof: loans entered into since January 1, 2008	2,559	1,020

Loans reclassified in accordance with the amendments to IAS 39[2]	1,007	961

Loans related to asset sales[3]	4,901	4,553

1	Includes unfunded commitments and excludes loans transacted before January 1, 2007, which were undertaken before the market disruption and loans that have been held on our hold book since inception.

2	Carrying value.

3	Carrying value of vendor financing on loans sold since January 1, 2008.

Deutsche Bank	Management Report	31
Interim Report as of September 30, 2011	Operating and Financial Review
Special Purpose Entities
We engage in various business activities with certain entities, referred to as special purpose entities (“SPEs”), which are designed to achieve a specific business purpose. The principal uses of SPEs are to provide clients with access to specific portfolios of assets and risk and to provide market liquidity for clients through securitizing financial assets. SPEs may be established as corporations, trusts or partnerships.
We consolidate some SPEs for both financial reporting and German regulatory purposes. In all other cases we hold regulatory capital, as appropriate, against SPE-related transactions and related exposures, such as derivative transactions and lending-related commitments and guarantees. To date, our exposures to nonconsolidated SPEs have not had a material impact on our debt covenants, capital ratios, credit ratings or dividends.
This section contains information about movements in total assets of SPEs that are consolidated on our balance sheet as well as movements on total exposures to SPEs that are not consolidated. This section should be read in conjunction with the Management Report, section “Special Purpose Entities”, and Note 01 “Significant Accounting Policies” of our Financial Report 2010.
Total Assets in Consolidated SPEs
These tables provide details about the assets (after consolidation eliminations) in our consolidated SPEs. These tables should be read in conjunction with the “Update on Key Credit Market Exposures” which is included on page 28 of this Interim Report.

Sep 30, 2011	Asset type
	Financial
	assets at	Financial
	fair value	assets		Cash and
	through	available		cash
in € m.	profit or loss[1]	for sale	Loans	equivalents	Other assets	Total assets
Category:
Group sponsored ABCP conduits	—	47	11,128	1	28	11,204

Group sponsored securitizations	2,681	234	1,236	43	24	4,218

Third party sponsored securitizations	141	—	486	14	153	794

Repackaging and investment products	6,533	1,018	211	693	420	8,875

Mutual funds[2]	4,474	—	—	1,630	791	6,895

Structured transactions[3]	2,364	111	3,895	28	306	6,704

Operating entities	1,975	3,890	3,085	93	3,360	12,403

Other	245	398	357	32	433	1,465

Total	18,413	5,698	20,398	2,534	5,515	52,558

1	Fair value of derivative positions was €607 million.

2	Increase due to cash inflows during the period.

3	Decrease due to the unwinding of certain trades during the period.

Deutsche Bank	Management Report	32
Interim Report as of September 30, 2011	Operating and Financial Review

Jun 30, 2011	Asset type
	Financial
	assets at	Financial
	fair value	assets		Cash and
	through	available		cash
in € m.	profit or loss[1]	for sale	Loans	equivalents	Other assets	Total assets
Category:
Group sponsored ABCP conduits	—	401	10,967	—	31	11,399

Group sponsored securitizations	2,836	264	1,242	18	27	4,387

Third party sponsored securitizations	209	—	475	12	135	831

Repackaging and investment products	6,144	1,011	193	1,156	571	9,075

Mutual funds	4,780	—	—	220	374	5,374

Structured transactions	2,546	103	5,220	44	309	8,222

Operating entities	1,584	3,470	2,921	86	3,209	11,270

Other	171	409	342	68	364	1,354

Total	18,270	5,658	21,360	1,604	5,020	51,912

1	Fair value of derivative positions was €505 million.
Exposure to Nonconsolidated SPEs
This table details the maximum unfunded exposure remaining to certain nonconsolidated SPEs. This table should be read in conjunction with the “Update on Key Credit Market Exposures” included in this Interim Report on page 28.

Maximum unfunded exposure remaining
in € bn.	Sep 30, 2011	Jun 30, 2011
Category:
Group sponsored ABCP conduits[1]	1.3	2.1

Third party ABCP conduits	1.8	1.9

Third party sponsored securitizations
U.S.[2]	1.7	1.2
non-U.S.[2]	1.6	1.1

Guaranteed mutual funds	9.5	9.6

Real estate leasing funds	0.7	0.8

1	Decrease mainly due to termination of a liquidity facility during the period.

[2]	Increase mainly due to issuance of new liquidity facilities during the period.
Related Party Transactions
We have business relationships with a number of companies in which we own significant equity interests. We also have business relationships with a number of companies where members of our Management Board hold positions on boards of directors or non-executive boards. Our business relationships with these companies cover many of the financial services we provide to our clients generally. For more detailed information, please refer to the section “Other Financial Information” of this Interim Report.

Deutsche Bank	Management Report	33
Interim Report as of September 30, 2011	Operating and Financial Review
Supervisory Board
The term of office of Sir Peter Job ended upon conclusion of the General Meeting on May 26, 2011. At that time, Katherine Garrett-Cox, Chief Executive Officer Alliance Trust PLC, was elected to the Supervisory Board of Deutsche Bank AG for a term of five years.
Significant Transactions
On May 6, 2010, Deutsche Bank announced that it had signed a binding agreement to subscribe for newly issued shares in Hua Xia Bank Co. Ltd. (“Hua Xia Bank”). Upon final settlement of the transaction, which was effective with the registration of the new shares on April 26, 2011, this investment increased Deutsche Bank’s existing equity stake in Hua Xia Bank from 17.12% to 19.99% of issued capital.
The purchase of the newly issued shares was subject to substantive regulatory approvals to be granted by various Chinese regulatory agencies. The last substantive regulatory approval, which resulted in Deutsche Bank having a claim to receive the additional shares and the associated voting rights, was received on February 11, 2011.
The equity method of accounting has been applied from February 11, 2011.
This transaction affects our current and future results. For further details please refer to the section “Other Financial Information” of this Interim Report.
Events after the Reporting Date
After the balance sheet date no significant events occurred, which had a significant impact on our results of operations, financial position and net assets.

Deutsche Bank	Management Report	34
Interim Report as of September 30, 2011	Risk Report
Risk Report
Risk and Capital Management
The wide variety of our businesses requires us to identify, measure, aggregate and manage our risks effectively, and to allocate our capital among our businesses appropriately. We manage risk and capital through a framework of principles and organizational structures as well as measurement and monitoring processes that are closely aligned with the activities of our Group Divisions. Further information about our risk and capital management framework, which has remained principally unchanged, can be found in our Financial Report 2010. Further details on selected exposures pertinent to those asset classes most affected by the market dislocations during the credit crisis are disclosed in the section “Update on Key Credit Market Exposures” included within this report beginning on page 28.
Effective December 3, 2010, Deutsche Bank consolidated Postbank. The following section on qualitative and quantitative risk disclosures provides information on the risk profile of Deutsche Bank Group, after consolidation of Postbank. In particular, the quantitative information generally reflects Deutsche Bank Group including Postbank for the reporting dates September 30, 2011 and December 31, 2010 as well as for the reporting period of the first nine months of 2011. In the limited instances where a consolidated view has not been presented, a separate Postbank risk disclosure or applicable qualitative commentary is provided where appropriate.
Postbank currently conducts its own risk management activities under its own statutory responsibilities. Deutsche Bank Group provides advisory services to Postbank with regard to specific risk management areas. We intend to increase the convergence of risk management principles across Deutsche Bank Group and Postbank over time. This also responds to regulatory requirements that are applicable to Deutsche Bank AG as the parent company of the combined group.
Credit Exposure
We classify our credit exposure under two broad headings: corporate credit exposure and consumer credit exposure.
—	Our corporate credit exposure consists of all exposures not defined as consumer credit exposure.

—	Our consumer credit exposure consists of our smaller-balance standardized homogeneous loans, primarily in Germany, Italy and Spain, which include personal loans, residential and nonresidential mortgage loans, overdrafts and loans to self-employed and small business customers of our private and retail business.

Deutsche Bank	Management Report	35
Interim Report as of September 30, 2011	Risk Report
Corporate Credit Exposure
The following table breaks down several of our main corporate credit exposure categories according to the creditworthiness categories of our counterparties.

Corporate credit exposure
credit risk profile			Irrevocable lending
by creditworthiness category	Loans[1]		commitments[2]		Contingent liabilities		OTC derivatives[3]		Total
	Sep 30,	Dec 31,	Sep 30,	Dec 31,	Sep 30,	Dec 31,	Sep 30,	Dec 31,	Sep 30,	Dec 31,
in € m.	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
AAA-AA	54,761	62,603	22,507	23,068	5,639	7,334	34,314	23,967	117,221	116,972

A	45,604	48,467	36,251	31,945	23,244	21,318	22,111	16,724	127,210	118,454

BBB	61,339	56,096	37,297	36,542	19,759	20,391	12,186	8,408	130,581	121,437

BB	47,729	44,809	21,749	22,083	14,280	11,547	7,205	7,905	90,963	86,344

B	16,848	12,594	8,500	7,775	5,270	5,454	4,189	2,960	34,807	28,783

CCC and below	17,195	17,425	2,122	2,467	1,957	2,012	1,390	2,341	22,664	24,245

Total	243,476	241,994	128,426	123,880	70,149	68,056	81,395	62,305	523,446	496,235

[1]	Includes impaired loans mainly in category CCC and below amounting to €5.2 billion as of September 30, 2011 and €3.6 billion as of December 31, 2010.

[2]	Includes irrevocable lending commitments related to consumer credit exposure of €9.2 billion as of September 30, 2011 and €8.6 billion as of December 31, 2010.

[3]	Includes the effect of netting agreements and cash collateral received where applicable.
The above table shows an overall increase in our corporate credit exposure during 2011 amounting to €27.2 billion or 5.5% which primarily reflects increases in OTC derivatives of €19.1 billion and in irrevocable lending commitments of €4.5 billion, both predominantly in investment grade rated exposures, partially compensated by decreases due to foreign exchange rate changes. The increase in loans included a decrease of €3.7 billion in the loans reclassified to loans and receivables in accordance with IAS 39.
Credit Risk Exposure to certain European Countries
The following tables provide an overview of our aggregate gross and net credit risk exposure to counterparties with a country of domicile in or, in relation to credit default swaps, underlying reference asset from, certain European countries. It should be noted that on this basis we may include borrowers (in particular financial institutions) domiciled in these countries whose group parent is located outside of these countries or exposures to special purpose entities whose underlying assets are from entities domiciled in other countries.
Our gross position reflects our net credit risk exposure grossed up for the net credit derivative protection purchased, collateral held and allowances for credit losses.

	Sep 30, 2011
		Financial
in € m.	Sovereign	Institutions	Corporates	Retail	Others	Total
Greece	881	665	1,318	8	—	2,872

Ireland[1]	478	3,523	8,278	62	7,914	20,255

Italy	2,286	5,326	8,855	19,615	435	36,517

Portugal	288	998	1,664	2,330	43	5,324

Spain	859	6,509	10,048	11,485	444	29,345

Total	4,792	17,021	30,163	33,500	8,836	94,313

[1]	Others includes exposures to counterparties where the domicile of the group parent is located outside of Ireland as well as exposures to special purpose entities whose underlying assets are from entities domiciled in other countries.

Deutsche Bank	Management Report	36
Interim Report as of September 30, 2011	Risk Report
The table below provides an overview of our aggregate net credit risk exposure to counterparties with a country of domicile in certain European countries. Exposures are presented after effects of collateral held, guarantees received and further risk mitigation. Loan exposures held at amortized cost are presented after deduction of allowance for loan losses.

	Sep 30, 2011
		Financial
in € m.	Sovereign	Institutions	Corporates	Retail	Others	Total
Greece	881	119	372	2	—	1,374

Ireland[1]	318	2,086	5,062	10	7,908	15,384

Italy	2,252	2,454	6,093	8,298	436	19,533

Portugal	78	681	807	299	43	1,908

Spain	855	5,226	5,852	1,914	423	14,270

Total	4,384	10,566	18,186	10,523	8,810	52,469

[1]	Others includes exposures to counterparties where the domicile of the group parent is located outside of Ireland as well as exposures to special purpose entities whose underlying assets are from entities domiciled in other countries.
In arriving at our net exposure the principal cause of the reduction from the gross position is the application of collateral held, in particular with respect to the Retail category, but also for financial institutions, predominantly in relation to derivative margining arrangements, as well as for Corporates. Other adjustments to arrive at our net exposure include credit derivatives with underlying reference assets domiciled in one of the above countries as well as allowance for credit losses.
Included in the above mentioned exposures are €4.9 billion of undrawn exposure, attributable to the respective countries as follows: Greece €160 million, Ireland €1.6 billion, Italy €1.1 billion, Portugal €69 million and Spain €1.9 billion. These exposures are predominantly non-sovereign and contingent in nature. Also included are credit derivatives with non-sovereign underlying assets domiciled in these European countries amounting to net credit protection purchased of €4.0 billion. This amount is primarily related to Italy, Ireland and Spain. The above gross and net exposures do not include credit derivative tranches and credit derivatives in relation to our Correlation business.
In contrast to the above, from a risk management perspective we consider the domicile of the group parent, thereby reflecting the one obligor principle. Also, in our risk management we classify exposure to special purpose entities based on the domicile of the underlying assets as opposed the domicile of the special purpose entities. The following table provides our net exposure from a risk management perspective.

in € m.	Sep 30, 2011
Greece	1,203

Ireland	1,973

Italy	18,278

Portugal	1,821

Spain	12,117

Total	35,392

Our above exposure is principally to highly diversified, low risk retail portfolios and small and medium enterprises in Italy and Spain, as well as stronger corporates and diversified mid cap clients, whilst our financial institutions exposure is predominantly geared towards Tier 1 banks with no single name concentration. Sovereign exposure is moderate and principally in Italy, and there driven by our flow derivatives and market making activities.

Deutsche Bank	Management Report	37
Interim Report as of September 30, 2011	Risk Report
Sovereign Credit Risk Exposure to certain European Countries
The following table provides an overview of our sovereign credit risk exposure to certain European Countries.

	Sep 30, 2011				Dec 31, 2010
				Memo Item:				Memo Item:
		Net Notional		Net fair value		Net Notional		Net fair value
	Direct	of CDS		of CDS	Direct	of CDS		of CDS
	Sovereign	referencing	Net sovereign	referencing	Sovereign	referencing	Net sovereign	referencing
in € m.	exposure[1]	sovereign debt	exposure	sovereign debt[2]	exposure[1]	sovereign debt	exposure	sovereign debt[2]
Greece	855	26	881	(144)	1,510	91	1,601	(69)

Ireland	315	3	318	(44)	353	(116)	237	(53)

Italy	(80)	2,332	2,252	(13)	3,482	4,529	8,011	(12)

Portugal	233	(155)	78	(59)	111	(123)	(12)	(32)

Spain	687	168	855	(48)	2,109	174	2,283	(75)

Total	2,010	2,374	4,384	(308)	7,565	4,555	12,120	(241)

1	Includes sovereign debt classified as financial assets/liabilities at fair value through profit or loss, available for sale and loans carried at amortized cost.

2	The amounts reflect the net fair value (i.e. counterparty credit risk) in relation to default swaps referencing sovereign debt of the respective country.
The above shown amounts reflect a net “accounting view” of our sovereign exposure. The reductions compared to year-end 2010 reflect targeted risk reductions, paydowns and fair value changes from market price movements within the first nine month of 2011.
The above mentioned direct sovereign exposure included the carrying value of positions held at amortized cost which, as of September 30, 2011, amounted to €21 million for Greece, €638 million for Italy and €802 million for Spain and, as for December 31, 2010 amounted to €162 million for Greece, €864 million for Italy and €969 million for Spain.
The following table provides an overview of the fair value of our sovereign credit risk exposure to certain European countries classified as financial assets at fair value through profit or loss.

	Sep 30, 2011			Dec 31, 2010
		Fair value of			Fair value of
		derivatives with			derivatives with
		sovereign	Total fair value		sovereign	Total fair value
	Fair value of	counterparties	of sovereign	Fair value of	counterparties	of sovereign
in € m.	sovereign debt	(net position)[1]	exposures	sovereign debt	(net position)[1]	exposures

Greece	377	—	377	233	—	233

Ireland	(59)	127	68	135	—	135

Italy[2]	(4,112)	2,785	(1,327)	(3,415)	1,970	(1,445)

Portugal	184	17	201	(52)	113	61

Spain	(341)	28	(313)	136	24	160

Total	(3,951)	2,957	(994)	(2,963)	2,107	(856)

1	Includes the impact of master netting and collateral arrangements.

2	Short sovereign debt position for Italy predominantly related to structured trades with corresponding credit derivatives offset.

Deutsche Bank	Management Report	38
Interim Report as of September 30, 2011	Risk Report
The following table provides an overview of our sovereign credit risk exposure to certain European countries classified as financial assets available for sale.

	Sep 30, 2011			Dec 31, 2010
			Accumulated			Accumulated
			impairment losses			impairment losses
	Fair value of	Original carrying	recognized in	Fair value of	Original carrying	recognized in
in € m.	sovereign debt	amount[1]	net income	sovereign debt	amount[1]	net income
Greece	457	818	(268)	1,115	1,114	—

Ireland	247	213	—	218	218	—

Italy	610	679	—	4,063	4,074	—

Portugal	32	42	—	50	51	—

Spain	198	194	—	979	937	—

Total	1,543	1,946	(268)	6,426	6,394	—

[1]	For positions acquired as part of the acquisition of Postbank on December 3, 2010, the original carrying value reflects the fair value of those positions at that date.
Consumer Credit Exposure
The table below presents our total consumer credit exposure, consumer loan delinquencies in terms of loans that are 90 days or more past due, and net credit costs, which are the annualized net provisions charged, after recoveries. Loans 90 days or more past due and net credit costs are both expressed as a percentage of total exposure.

in € m.			90 days or more past due		Net credit costs
(unless stated otherwise)	Total exposure		as a % of total exposure		as a % of total exposure
	Sep 30, 2011	Dec 31, 2010[1]	Sep 30, 2011[2]	Dec 31, 2010	Sep 30, 2011	Dec 31, 2010
Consumer credit exposure Germany:	133,506	130,317	0.93%	0.83%	0.52%	0.56%
Consumer and small business financing	19,563	19,055	2.03%	2.11%	1.55%	1.92%
Mortgage lending	113,943	111,262	0.74%	0.61%	0.35%	0.20%

Consumer credit exposure outside Germany	39,276	38,713	3.84%	3.27%	0.68%	0.86%

Total consumer credit exposure[3]	172,782	169,030	1.59%	1.39%	0.56%	0.66%

[1]	As the acquired Postbank loans were initially consolidated at their fair values with a new cash flow expectation, the contractual past due status of acquired loans is not considered for disclosure purposes. Accordingly the overall 90 days or more past due ratio reduced when calculated for the combined portfolio compared to ratios for Deutsche Bank excluding Postbank as disclosed in our Financial Report 2010. Postbank loans becoming 90 days or more past due since acquisition are not offset by acquired past due Postbank loans with an improved past due status which predominantly determines the overall increase of the reported ratios.

[2]	Ratios per December 31, 2010 refer to Deutsche Bank Group excluding immaterial provisions at Postbank since consolidation, while ratios for September 30, 2011 refer to Deutsche Bank Group including Postbank. Increases in the present value of acquired loans, representing releases of allowances for credit losses established prior to their consolidation at the consolidated entities, are not included but recorded through net interest income (for detailed description see next section “Problem Loans and IFRS Impaired Loans”. Taking such amounts into account, the net credit costs as a percentage of total exposure would amount to 0.45% as of September 30, 2011.

[3]	Includes impaired loans amounting to €3.3 billion as of September 30, 2011 and €2.7 billion as of December 31, 2010.
The volume of our total consumer credit exposure increased by €3.8 billion, or 2.2% , from year-end 2010 to September 30, 2011. This increase included net exposure increases of €1.0 billion at Postbank, where increases of €2.2 billion in Germany were partially offset by reductions of €1.2 billion outside Germany mainly driven by a deconsolidation. The increase in Germany principally reflected a changed allocation of exposures from corporate to consumer credit exposure.
The volume of our consumer credit exposure excluding Postbank rose by €2.8 billion, or 2.9% , from year-end 2010 to September 30, 2011, mainly driven by our mortgage lending activities. The increase results from volume growth of our portfolio in Germany (up €1.0 billion) as well as outside Germany (up €1.8 billion) with strong growth in Italy (up €604 million), Poland (up €486 million), Portugal (up €446 million) as well as in Spain (up €233 million). Measures taken on portfolio level led to a significant reduction of net credit costs in Poland, while they declined in Germany predominantly due to the sale of a portfolio in the first quarter 2011. Excluding Postbank the net credit costs as percentage of total exposure declined to 0.51% of total exposure at September 30, 2011, from 0.66% of total exposure at December 31, 2010.

Deutsche Bank	Management Report	39
Interim Report as of September 30, 2011	Risk Report
Problem Loans and IFRS Impaired Loans
Our problem loans consist mainly of impaired loans. We consider loans to be impaired when we recognize objective evidence that an impairment loss has been incurred. While we assess the impairment for our corporate credit exposure individually, we assess the impairment of our smaller-balance standardized homogeneous loans collectively. The second component of our problem loans are nonimpaired loans, where no impairment loss is recorded but where either information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms or where the loans are 90 days or more past due but for which the accrual of interest has not been discontinued. We continue to monitor and report our problem loans in line with SEC industry guidance and categorize them as nonaccrual loans, loans 90 days or more past due and still accruing and troubled debt restructurings.
As a result of consolidations we acquired certain loans for which a specific allowance had been established beforehand by the consolidated entity. Such loans were taken onto our balance sheet at their fair values as determined by their expected cash flows which reflected the credit quality of these loans at the time of acquisition. As long as our cash flow expectations regarding these loans have not deteriorated since acquisition, we do not consider them to be impaired or problem loans.
Loan loss allowances established for acquired loans prior to their consolidation have not been consolidated into our loan loss allowances. Instead, these loan loss allowances have been considered in determining the fair value representing the cost basis of the newly consolidated loans. Subsequent improvements in the credit quality of these loans are reflected as an appreciation in their carrying value with a corresponding gain recognized in net interest income. Loan loss allowances established for acquired loans after their consolidation, however, are included in our provision for credit losses and loan loss allowances.

Deutsche Bank	Management Report	40
Interim Report as of September 30, 2011	Risk Report
The following two tables show the breakdown of our problem loans and IFRS impaired loans.

Sep 30, 2011	Impaired loans			Nonimpaired problem loans			Problem loans
in € m.	German	Non-German	Total	German	Non-German	Total	Total
Individually assessed	1,686	3,530	5,216	387	1,925	2,311	7,528

Nonaccrual loans	1,591	2,817	4,408	137	862	998	5,406

Loans 90 days or more past due and still accruing	—	—	—	54	81	135	135

Troubled debt restructurings	96	713	809	195	982	1,178	1,986

Collectively assessed	1,453	1,817	3,270	407	145	553	3,822

Nonaccrual loans	1,453	1,753	3,205	—	—	—	3,205

Loans 90 days or more past due and still accruing	—	—	—	372	110	482	482

Troubled debt restructurings	1	64	64	35	35	71	135

Total problem loans	3,140	5,346	8,486	794	2,070	2,864	11,350

thereof: IAS 39 reclassified problem loans	31	1,041	1,072	—	880	880	1,952

Dec 31, 2010	Impaired loans			Nonimpaired problem loans			Problem loans
in € m.	German	Non-German	Total	German	Non-German	Total	Total
Individually assessed	996	2,556	3,552	239	1,635	1,874	5,426

Nonaccrual loans	902	2,374	3,276	153	897	1,051	4,327

Loans 90 days or more past due and still accruing	—	—	—	36	8	44	44

Troubled debt restructurings	94	182	276	50	729	779	1,055

Collectively assessed	1,010	1,703	2,713	267	29	296	3,009

Nonaccrual loans	1,009	1,583	2,591	—	—	—	2,591

Loans 90 days or more past due and still accruing	—	—	—	252	5	258	258

Troubled debt restructurings	1	120	121	15	24	38	160

Total problem loans	2,006	4,258	6,265	506	1,664	2,170	8,435

thereof: IAS 39 reclassified problem loans	84	1,150	1,234	—	979	979	2,213

Our total problem loans increased by €2.9 billion or 35% during the first nine months of 2011 due to a €3.8 billion gross increase of problem loans, partially offset by charge-offs of €846 million and a decrease of €69 million as a result of exchange rate movements. This increase in our total problem loans was driven by loans acquired from Postbank (€2.1 billion). All Postbank’s loans that were nonperforming at consolidation have been consolidated at their fair value as performing loans. Subsequent deteriorations in credit quality increased the level of problem loans, whereas improvements in credit quality or charge-offs of loans for which allowances were established prior to their consolidation did not offset the increases.

Deutsche Bank	Management Report	41
Interim Report as of September 30, 2011	Risk Report
Individually assessed impaired loans increased by €1.7 billion or 47% due to gross increases of €2.2 billion, partially offset by charge-offs of €463 million and €52 million of exchange rate movements. Our collectively assessed impaired loans increased by €557 million or 21% as gross increases of €960 million were partially offset by €383 million charge-offs and €20 million of exchange rate movements. The increase of our individually and collectively assessed impaired loans was driven by new problem loans at Postbank from a Group perspective. These effects led to a total increase in impaired loans of €2.2 billion or 35% of our total impaired loans at year-end 2010. Nonimpaired problem loans increased by €694 million due to a number of loans which we designated as defaulted, but for which we did not expect to incur a loss, mainly due to collateralization.
Our problem loans included €2.0 billion of loans among the loans that had been reclassified to loans and receivables in accordance with IAS 39. For these loans we recorded decreases in problem loans of €261 million driven by charge-offs of €210 million, a decrease of €32 million as a result of exchange rate movements and gross decreases of €19 million.
Allowance for Credit Losses
We record increases to our allowance for loan losses as an increase of the provision for loan losses in our income statement. Charge-offs reduce our allowance while recoveries, if any, are credited to the allowance account. If we determine that we no longer require allowances which we have previously established, we decrease our allowance and record the amount as a reduction of the provision for loan losses in our income statement.
The following table provides a breakdown of the movements in our allowance for loan losses for the periods specified.

Allowance for loan losses	Nine months ended Sep 30, 2011			Nine months ended Sep 30, 2010
	Individually	Collectively		Individually	Collectively
in € m.	assessed	assessed	Total	assessed	assessed	Total
Balance, beginning of year	1,643	1,653	3,296	2,029	1,314	3,343

Provision for loan losses	594	713	1,307	371	536	907

Net charge-offs	(434)	(282)	(716)	(239)	(280)	(519)
Charge-offs	(463)	(383)	(846)	(269)	(358)	(627)
Recoveries	29	101	130	30	78	108

Changes in the group of consolidated companies	—	—	—	—	—	—

Exchange rate changes/other	(30)	(44)	(74)	(67)	(7)	(74)

Balance, end of period	1,773	2,040	3,813	2,094	1,563	3,657

Deutsche Bank	Management Report	42
Interim Report as of September 30, 2011	Risk Report
The following table shows the activity in our allowance for off-balance sheet positions, which consist of contingent liabilities and lending-related commitments.

Allowance for off-balance sheet positions	Nine months ended Sep 30, 2011			Nine months ended Sep 30, 2010
	Individually	Collectively		Individually	Collectively
in € m.	assessed	assessed	Total	assessed	assessed	Total
Balance, beginning of year	108	110	218	83	124	207

Provision for off-balance sheet positions	(2)	(5)	(7)	(19)	(20)	(39)

Usage	—	—	—	—	—	—

Changes in the group of consolidated companies	—	—	—	9	—	9

Exchange rate changes	(1)	(3)	(4)	1	5	6

Balance, end of period	105	102	207	74	109	183

During the first nine months of 2011, provision for credit losses was €1.3 billion, versus €868 million in the first nine months of 2010. In PCAM, provision for credit losses was €1.0 billion, versus €531 million in the first nine months of 2010, predominantly driven by a contribution of €584 million from Postbank. The Postbank provisions exclude releases of loan loss allowances recorded prior to consolidation amounting to €311 million which are included in net interest income. Excluding Postbank provisions for credit losses in PCAM were lower by €73 million compared to the same period last year, mainly driven by Consumer Finance in Germany and Poland as well as measures taken in prior years to reduce provision for credit losses. In CIB, provision for credit losses was €252 million, thereof €124 million related to assets reclassified to loans and receivables in accordance with IAS 39, versus €346 million in the first nine months of 2010. This decrease was driven primarily by lesser charges taken in respect of the aforementioned reclassifications.
Market Risk of Trading Units excluding Postbank
The following table shows the value-at-risk of the trading units of the Corporate & Investment Bank Group Division calculated with a 99% confidence level and a one-day holding period excluding the value-at-risk of Postbank which is currently not yet integrated into the value-at-risk of Deutsche Bank Group. Our trading market risk outside of these units excluding Postbank is immaterial. “Diversification effect” reflects the fact that the total value-at-risk on a given day will be lower than the sum of the values-at-risk relating to the individual risk classes. Simply adding the value-at-risk figures of the individual risk classes to arrive at an aggregate value-at-risk would imply the assumption that the losses in all risk categories occur simultaneously.

Value-at-risk of Trading Units excluding Postbank[1]

	Total		Diversification effect		Interest rate risk		Equity price risk		Foreign exchange risk		Commodity price risk
in € m.	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Average[1]	76.1	95.6	(67.8)	(48.6)	64.8	86.8	19.2	21.9	45.7	22.9	14.2	12.7

Maximum[1]	87.9	126.4	(81.3)	(88.5)	72.6	113.0	26.6	33.6	64.9	46.4	16.3	21.2

Minimum[1]	69.2	67.5	(51.7)	(26.4)	57.8	65.8	15.1	13.6	29.0	10.8	9.9	6.2

Period-end[2]	80.3	70.9	(61.3)	(70.1)	59.7	77.4	23.9	21.3	44.0	29.0	14.0	13.3

1	Amounts show the bands within which the values fluctuated during the period January 1 to September 30, 2011 and the full year 2010, respectively.

2	Amounts for 2011 as of September 30, 2011 and figures for 2010 as of December 31, 2010.

Deutsche Bank	Management Report	43
Interim Report as of September 30, 2011	Risk Report
The value-at-risk has remained in a much tighter range during 2011. The level as of September 30, 2011 compared to December 31, 2010, has increased with a reduction in the diversification benefit across the portfolio being the key driver. During the first nine months of 2011 our trading units achieved a positive actual income for 93% of the trading days compared to 92% in 2010.
Market Risk of Trading Book at Postbank
The following table shows the value-at-risk of Postbank’s trading book separately calculated with a 99% confidence level and a one-day holding period.

Value-at-risk of Trading Book at Postbank

	Total		Diversification effect		Interest rate risk		Equity price risk		Foreign exchange risk		Commodity price risk
in € m.	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Period-end[1]	4.0	2.0	(0.0)	(0.0)	4.0	2.0	—	0.2	0.0	0.0	—	—

[1]	Amounts for 2011 as of September 30, 2011 and figures for 2010 as of December 31, 2010.
The value-at-risk of the trading book at Postbank during the first nine months of 2011 remained within a band between €1.1 million and €8.2 million, driven predominantly by the interest rate risk. The average value-at-risk in this period was €2.8 million.
Liquidity Risk
The following table shows the composition of our external funding sources that contribute to the liquidity risk position as of September 30, 2011 and December 31, 2010, both in euro billion and as a percentage of our total external funding sources.

Composition of external funding sources
in € bn. (unless stated otherwise)	Sep 30, 2011		Dec 31, 2010
Capital Markets and Equity[1]	209	18%	213	20%

Retail[1]	284	25%	274	25%

Transaction Banking[1]	144	12%	141	13%

Other Customers[1,2]	110	10%	112	10%

Discretionary Wholesale	135	12%	104	10%

Secured Funding and Shorts	239	21%	202	19%

Financing Vehicles[3]	23	2%	29	3%

Total external funding	1,144	100%	1,075	100%

[1]	Sponsored loans (e.g. from Kreditanstalt für Wiederaufbau and European Investment Bank) in the amount of €4 billion, which were included in Capital Markets and Equity for December 31, 2010, have been reflected under Other Customers. Following a revised allocation of Postbank liabilities to funding buckets implemented during second quarter 2011, €5 billion and €6 billion were reallocated from Capital Markets and Equity and Retail, respectively, to Transaction Banking. Values for December 31, 2010, shown above have been adjusted accordingly.

[2]	Other includes fiduciary, self-funding structures (e.g., X-markets), margin/prime brokerage cash balances (shown on a net basis).

[3]	Includes ABCP conduits.
Reference: Reconciliation to total balance sheet: Derivatives & settlement balances €995 billion (€706 billion), add-back for netting effect for Margin & Prime Brokerage cash balances (shown on a net basis) €78 billion (€61 billion), other non-funding liabilities €66 billion (€63 billion) for September 30, 2011 and December 31, 2010 respectively.

Deutsche Bank	Management Report	44
Interim Report as of September 30, 2011	Risk Report
The volatility in funding from transaction banking operations during the first three quarters of 2011 mainly reflects fluctuations over the reporting dates and the impact from foreign exchange rate movements during the reporting period. The increase of the retail deposits base relates to organic growth mainly on the back of deposit campaigns. The volume of capital markets issuance outstanding has slightly decreased as a result of contractual maturities as well as foreign exchange rate movements during the reporting period. The higher volume of discretionary wholesale funding during the first nine months of 2011 was used to further increase our liquidity reserves. Regular stress test analyses seek to ensure that we always hold sufficient cash and liquid assets to close a potential funding gap which could open under a combined scenario comprising idiosyncratic and market related stress.
Capital Management
The 2010 Annual General Meeting granted our management board the authority to buy back up to 62.1 million shares before the end of November 2014. Thereof 31.0 million shares can be purchased by using derivatives.
During the period from the 2010 Annual General Meeting (May 27, 2010) until the 2011 Annual General Meeting (May 26, 2011), 28.5 million shares were purchased, of which 0.5 million were purchased via sold put options which were executed by the counterparty at maturity date. 22.0 million of the shares purchased were used for equity compensation purposes and 6.5 million shares were used to increase our Treasury position for future equity compensation. 9.8 million shares were purchased from January 1, 2011 until May 26, 2011, none of which were sold via put options. In addition, 10.0 million physically settled call options were purchased in February and March 2011 to hedge existing equity compensation awards. These call options have an average strike price of €55.12, a remaining maturity of more than 18 months and were purchased under the above mentioned authorization from the Annual General Meeting to buy back shares by using derivatives. In May 2011, Deutsche Bank restructured 15.3 million existing call options in order to allow physical settlement according to the above mentioned authorization. These 15.3 million calls have an average strike price of €53.28 and a remaining maturity below 18 months. As of the 2011 Annual General Meeting on May 26, 2011, the number of shares held in Treasury from buybacks totaled 7.6 million.
The 2011 Annual General Meeting granted our management board the authority to buy back up to 92.9 million shares before the end of November 2015. Thereof 46.5 million shares can be purchased by using derivatives. These authorizations replaced the authorizations of the 2010 Annual General Meeting. During the period from the 2011 Annual General Meeting until September 30, 2011, 27.4 million shares were purchased. 5.1 million of these shares were used for equity compensation purposes and 22.3 million shares were used to increase our Treasury position for future equity compensation. As of September 30, 2011, the number of shares held in Treasury from buybacks totaled 29.8 million.
To take advantage of Deutsche Bank’s low share price in the third quarter 2011, Treasury unwound the 10.0 million physically settled call options purchased in February and March 2011 and entered into new 10.0 million physically settled call options with significantly lower strike prices (average strike price of €28.40). These call options were purchased under the authorization from the 2011 Annual General Meeting. Of the 10.0 million call options, 6.0 million have a remaining maturity of more than 18 months.

Deutsche Bank	Management Report	45
Interim Report as of September 30, 2011	Risk Report
Total outstanding hybrid Tier 1 capital (substantially all noncumulative trust preferred securities) as of September 30, 2011, amounted to €12.5 billion compared to €12.6 billion as of December 31, 2010. This decrease was mainly due to foreign exchange effects of the weakened U.S. dollar on our U.S. dollar denominated hybrid Tier 1 capital. During the first nine months of 2011 we neither raised nor redeemed any hybrid Tier 1 capital.
In the first nine months of 2011, we did not issue any lower Tier 2 capital (qualified subordinated liabilities). Qualified subordinated liabilities as of September 30, 2011 amounted to €9.7 billion compared to €10.7 billion as of December 31, 2010. Profit participation rights amounted to €1.2 billion, unchanged from December 31, 2010. Cumulative preferred securities amounted to €298 million as of September 30, 2011, virtually unchanged from December 31, 2010.
Overall Risk Position
The table below shows our overall risk position as measured by the economic capital requirement calculated for credit, market, operational and business risk for the dates specified to determine our overall (nonregulatory) risk position, we generally consider diversification benefits across risk types except for business risk, which we aggregate by simple addition.

Economic capital requirement by risk type
in € m.	Sep 30, 2011	Dec 31, 2010
Credit risk	11,954	12,785

Market Risk	12,897	13,160
Trading market risk	5,541	6,420
Nontrading market risk	7,356	6,740

Operational risk	3,676	3,682

Diversification benefit across credit, market and operational risk	(3,535)	(3,534)

Economic capital requirement for credit, market and operational risk	24,992	26,093

Business risk	1,015	1,085

Total economic capital requirement	26,008	27,178

As of September 30, 2011, our economic capital requirement totaled €26.0 billion, which is €1.2 billion, or 4%, below the €27.2 billion economic capital requirement as of December 31, 2010. The lower overall economic capital requirement primarily reflected decreases in credit risk. The credit risk economic capital requirement decreased by €831 million for the first nine months of 2011 largely driven by exposure reductions, mainly in relation to Postbank, as well as the impact from regular parameter recalibrations. The trading market risk ecconomic capital requirement decreased by €879 million, mainly reflecting exposure reductions. Our nontrading market risk economic capital requirement increased by €616 million mainly due to increased structural foreign exchange risk position and methodology changes.

Deutsche Bank	Management Report	46
Interim Report as of September 30, 2011	Risk Report
Internal Capital Adequacy
As the primary measure of our Internal Capital Adequacy Assessment Process (ICAAP) we assess our internal capital adequacy based on our “gone concern approach” as the ratio of our total capital supply divided by our total capital demand as shown in the table below. In the third quarter 2011 we tightened our Capital Supply definition for fair value adjustments and noncontrolling interests in accordance with regulatory guidance.

in € m.
(unless stated otherwise)	Sep 30, 2011	Dec 31, 2010
Capital Supply
Adjusted Active Book Equity[1]	51,566	48,304
Deferred Tax Assets[2]	(2,436)	(2,809)
Fair Value adjustments[3]	(2,996)	(3,612)
Dividend accruals	523	697
Noncontrolling interest[4]	735	590
Hybrid Tier 1 capital instruments	12,548	12,593
Tier 2 capital instruments[5]	12,432	12,610

Capital Supply	72,371	68,373

Capital Demand
Economic Capital Requirement	26,008	27,178
Intangibles	15,461	15,594

Capital Demand	41,469	42,772

Internal Capital Adequacy Ratio	175%	160%

[1]	Active Book Equity adjusted for unrealized net gains (losses) on financial assets available for sale, net of applicable tax, and fair value gains on own credit-effect on own liabilities.

[2]	Excluding deferred tax assets on temporary differences.

[3]	Includes fair value adjustments for assets reclassified in accordance with IAS 39 and for banking book assets where no matched funding is available.

[4]	Includes noncontrolling interest up to the economic capital requirement for each subsidiary.

[5]	Tier 2 capital instruments excluding items to be partly deducted from Tier 2 capital pursuant to Section 10 (6) and (6a) KWG, unrealized gains on listed securities (45 % eligible) and certain haircut-amounts that only apply under regulatory capital assessment.
A ratio of more than 100% signifies that the total capital supply is sufficient to cover the capital demand determined by the risk positions. This ratio was 175% as of September 30, 2011, compared to 160% as of December 31, 2010, as the increase in capital supply driven by higher adjusted active book equity and reduced deduction items and the reduction in capital demand reflecting decreases in credit risk and market risk developed in favor of the ratio.

Deutsche Bank	Management Report	47
Interim Report as of September 30, 2011	Outlook
Outlook
The Global Economy
The following section should be read in conjunction with the Outlook section in the Management Report provided in the Financial Report 2010.
We expect global economic growth to continue to slow over the fourth quarter of 2011 and the first half of 2012. In the second half of 2012, we expect a recovery driven by companies’ good financial condition, the increasing need for replacement goods in both private households and companies as well as economic opportunities in emerging markets. In the eurozone, the consolidation measures in the public and private sectors as well as lower monetary policy stimuli could lead to a slight contraction of the economy over the next two quarters. In Germany, a decline in economic activity cannot be ruled out. Therefore, we expect only an annualized average growth for Germany of 0.7% in 2012, after 2.8% in 2011. With regard to the southern countries of the eurozone, we expect in 2012 stagnation at best in Spain, while economic activity in Italy, Portugal and Greece will probably contract. The sustained difficult situation in Greece will make refinancing increasingly probable. Overall, eurozone growth is expected to decline from 1.5% to only 0.4% in 2012. Growth in the U.S. economy is also likely to remain clearly under its potential in 2012, at 2% . In contrast, Japan should again be able to return to a growth rate of 1.3% in 2012, following the production halts caused by the earthquake in 2011. The slower growth trend outlined above will, in our view, also affect the emerging market countries, but to a significantly lower extent. Thus, for the Asian emerging market countries, we expect growth of 7.2% in 2012, after 7.6% in 2011.The emerging markets overall are expected to grow by 6% in 2012, following 6.4% in 2011. Global economic growth should slow only slightly from 3.7% to 3.5% in 2012.
Global inflation is expected to slow-down noticeably in 2012 by 1% to 3.4% reflecting the weaker economy with dampening effects on the development of oil and commodities prices. In the emerging market countries, we expect an inflation rate of 4.8% for next year, after 6.3% in 2011. The industrial nations may also see lower inflation, from 2.7% to 2.3% .
We expect the European Central Bank to reduce its interest rate to 1.0% by the end of the year and to keep it at this level until the end of 2012. Furthermore, we believe we may face measures to support the markets, such as the purchase of Pfandbriefe (covered bonds) and government bonds. The U.S. Federal Reserve will, according to our analyses, continue its monetary policy with key interest rates of zero to 0.25% until the end of 2012 and will, if necessary, launch another securities purchasing program.
The Banking Industry
The outlook for the banking sector continues to be subject to an exceptionally high level of uncertainty. We expect that ongoing developments in the global economy and primarily the European sovereign debt crisis to remain the dominant topics over the coming months. The credit rating of European sovereigns will clearly remain under pressure resulting in higher refinancing costs for sovereigns and banks for the foreseeable future. Political decisions will ultimately determine which measures will be implemented for the institutional reform and strengthening of the entire European Monetary Union. Such decisions will also determine to what extent there will be a haircut on outstanding Greek sovereign debt and whether there will be public sector assistance measures for the European banking sector. These decisions will have significant consequences, primarily for banks in Europe, but also beyond. The actual development of the capital ratios and requirements under the Basel 2.5 and Basel III provisions, as well as the additional requirements for systemically relevant banks, remains uncertain to some extent.

Deutsche Bank	Management Report	48
Interim Report as of September 30, 2011	Outlook
In the U.S., financial markets may increasingly focus once again on the tense budgetary situation over the next few months as well as on the specific effects of the numerous regulatory changes currently being implemented. So far, there is still considerable uncertainty about the precise repercussions for the domestic banking industry from the Dodd-Frank Act’s comprehensive reform of U.S. financial market regulation.
The banking business should continue to be influenced during the next months by the volatile global financial markets and lower trading volumes. This is likely to lead to below average revenues in investment banking and asset management. Additionally, we expect a slight increase in credit losses and a slowdown of credit business for the European banking industry.
The Deutsche Bank Group
On launching Phase 4 of our Management Agenda in 2009, we published an ambitious target of €10 billion in pre-tax profits from our core businesses, CIB and PCAM, in the year 2011. Delivery of this target was predicated on certain assumptions about the operating environment which were clearly communicated with the launch of Phase 4 and are set out in detail in our 2010 Financial Report.
In 2011, not all assumptions underlying this target have materialized. In particular in the third quarter 2011, market conditions have been very challenging with some equity markets down by 10% or more. There has been no sustained resolution to the European sovereign debt crisis and the operating environment has not returned to a significantly improved level. Additionally, there are growing concerns about the slowdown of the world economy and the sustainability of an economic recovery.
Against this background, we believe that the planned pre-tax target of €10 billion from our core businesses is no longer achievable for 2011. Nevertheless, our global business model comprising corporate and investment banking, asset management and a solid distribution network to private clients in our German home market should provide long-term profitable opportunities for us. Therefore, we expect a robust earnings level for the full year 2011.
The Business Segments
The outlook in Corporate Banking & Securities (CB&S) has deteriorated further since the second quarter, as the intensifying European sovereign debt crisis has led to ongoing uncertainty, volatility and an unabated slowdown in client volumes. Lack of a credible and sustained resolution to the European sovereign debt crisis will continue to adversely impact client activity and revenue generation across CB&S.
In Global Transaction Banking, low interest rate levels will likely continue to impact net interest income in the near- and medium-term. Additionally, the recently difficult market environment may continue to have an adverse impact on revenues. We expect these factors to be counterbalanced at least to some extent by the continued strong volumes of trade finance transactions and cross-border payments.

Deutsche Bank	Management Report	49
Interim Report as of September 30, 2011	Outlook
In Asset and Wealth Management we expect the Asset Management business to continue to be influenced by the developments in the equity markets. A downturn in global equity markets that occurred in the third quarter 2011, and has persisted through the end of the quarter, negatively impacted Asset Management fee revenues and, if continued, will put pressure on short-term results. Signs of a broad-based recovery in the real estate market, if continued, would improve prospects in alternative investments. Private Wealth Management is expected to continue to perform well despite a challenging macro-economic environment. The client preference for simpler products, as well as diminished transactional business may persist during the months ahead. However, our general business outlook remains positive thanks to both our very close client coverage and the overlaying continued trend of global wealth growth. The Sal. Oppenheim alignment continues according to plan and we anticipate positive profit contributions for 2011.
Private & Business Clients (PBC) is expected to continue to benefit from solid growth and a stable low unemployment rate in the German home market. However, we expect uncertainties in the global economic recovery in combination with the European sovereign debt crisis to continue to have a negative impact on customer behavior. Therefore, uncertainties in PBC’s operating environment will remain, especially with regard to the development of investment products. In addition, the low level of interest rates and a potential further reduction might have unfavorable effects on deposit revenues in the years to come. The acquisition of Postbank has enabled us to target a new retail banking customer group. As a result of this significant acquisition, we expect to generate substantial synergies, primarily through the establishment of a joint platform. In addition, we expect our international PBC franchise to continue to grow steadily.

Deutsche Bank	Consolidated Financial Statements	51
Interim Report as of September 30, 2011	Consolidated Statement of Income (unaudited)
Consolidated Statement of Income (unaudited)
Income Statement

	Three months ended		Nine months ended
in € m.	Sep 30, 2011	Sep 30, 2010	Sep 30, 2011	Sep 30, 2010
Interest and similar income	8,611	6,700	26,818	21,398

Interest expense	4,337	3,285	13,884	10,337

Net interest income	4,274	3,415	12,934	11,061

Provision for credit losses	463	362	1,300	868

Net interest income after provision for credit losses	3,811	3,053	11,634	10,193

Commissions and fee income	2,806	2,567	8,934	7,614

Net gains (losses) on financial assets/liabilities at fair value through profit or loss	(422)	833	2,941	3,523

Net gains (losses) on financial assets available for sale	(137)	167	264	185

Net income (loss) from equity method investments	57	(2,300)	93	(2,036)

Other income (loss)	737	303	1,164	792

Total noninterest income	3,041	1,570	13,396	10,078

Compensation and benefits	2,694	2,983	10,337	9,594

General and administrative expenses	3,324	2,528	8,917	7,078

Policyholder benefits and claims	(108)	160	35	302

Impairment of intangible assets	—	—	—	29

Restructuring activities	—	—	—	—

Total noninterest expenses	5,910	5,671	19,289	17,003

Income (loss) before income taxes	942	(1,048)	5,741	3,268

Income tax expense	165	170	1,601	1,544

Net income (loss)	777	(1,218)	4,140	1,724

Net income (loss) attributable to noncontrolling interests	52	(5)	155	15

Net income (loss) attributable to Deutsche Bank shareholders	725	(1,213)	3,985	1,709

Earnings per Common Share

	Three months ended		Nine months ended
	Sep 30, 2011	Sep 30, 2010	Sep 30, 2011	Sep 30, 2010
Earnings per common share:

Basic	€0.79	€(1.75)	€4.28	€2.45

Diluted	€0.74	€(1.75)	€4.08	€2.33

Number of shares in million:

Denominator for basic earnings per share — weighted-average shares outstanding	921.4	695.3	931.8	697.1

Denominator for diluted earnings per share — adjusted weighted-average shares after assumed conversions[1]	951.0	695.3	970.3	734.1

[1]	Due to the net loss situation for the three months ended September 30, 2010 potentially dilutive shares were generally not considered for the EPS calculation, because to do so would be anti-dilutive. Under a net income situation however, the number of adjusted weighted average shares after assumed conversions would have increased by 26.6 million shares for the three months ended September 30, 2010.

Deutsche Bank	Consolidated Financial Statements	52
Interim Report as of September 30, 2011	Consolidated Statement of Comprehensive Income (unaudited)
Consolidated Statement of Comprehensive Income (unaudited)

	Three months ended		Nine months ended
in € m.	Sep 30, 2011	Sep 30, 2010	Sep 30, 2011	Sep 30, 2010
Net income (loss) recognized in the income statement	777	(1,218)	4,140	1,724

Other comprehensive income (loss)

Actuarial gains (losses) related to defined benefit plans, before tax[1]	310	120	427	(102)

Unrealized net gains (losses) on financial assets available for sale:[2]
Unrealized net gains (losses) arising during the period, before tax	(678)	112	(245)	333
Net (gains) losses reclassified to profit or loss, before tax	176	(35)	(172)	27

Unrealized net gains (losses) on derivatives hedging variability of cash flows:[2]
Unrealized net gains (losses) arising during the period, before tax	(169)	(56)	(166)	(162)
Net (gains) losses reclassified to profit or loss, before tax	1	1	2	3

Unrealized net gains (losses) on assets classified as held for sale, before tax	(5)	—	31	—

Foreign currency translation:[2]
Unrealized net gains (losses) arising during the period, before tax	1,595	(1,446)	420	605
Net (gains) losses reclassified to profit or loss, before tax	—	3	—	2

Unrealized net gains (losses) from equity method investments	54	(138)	(19)	(34)

Tax on net gains (losses) in other comprehensive income	101	(86)	(78)	299

Other comprehensive income (loss), net of tax	1,385	(1,525)	200	971

Total comprehensive income (loss), net of tax	2,162	(2,743)	4,340	2,695

Attributable to:
Noncontrolling interests	(3)	(41)	111	41
Deutsche Bank shareholders	2,165	(2,702)	4,229	2,654

[1]	In the Consolidated Statement of Comprehensive Income, actuarial gains (losses) related to defined benefit plans, before tax are disclosed within other comprehensive income (loss) starting 2011. The corresponding deferred taxes are included in the position tax on net gains (losses) in other comprehensive income. The prior periods were adjusted accordingly. In the Consolidated Balance Sheet, actuarial gains (losses) related to defined benefit plans, net of tax, are recognized in retained earnings.

[2]	Excluding unrealized net gains (losses) from equity method investments.

Deutsche Bank	Consolidated Financial Statements	53
Interim Report as of September 30, 2011	Consolidated Balance Sheet (unaudited)
Consolidated Balance Sheet (unaudited)
Assets

in € m.	Sep 30, 2011	Dec 31, 2010

Cash and due from banks	23,707	17,157
Interest-earning deposits with banks	117,189	92,377
Central bank funds sold and securities purchased under resale agreements	29,597	20,365
Securities borrowed	41,727	28,916
Financial assets at fair value through profit or loss
Trading assets	267,219	271,291
Positive market values from derivative financial instruments	893,966	657,780
Financial assets designated at fair value through profit or loss	190,691	171,926
Total financial assets at fair value through profit or loss	1,351,876	1,100,997
Financial assets available for sale	45,990	54,266
Equity method investments	4,084	2,608
Loans	412,445	407,729
Property and equipment	5,407	5,802
Goodwill and other intangible assets	15,462	15,594
Other assets	225,271	149,229
Income tax assets[1]	9,724	10,590

Total assets	2,282,479	1,905,630

Liabilities and Equity

in € m.	Sep 30, 2011	Dec 31, 2010

Deposits	588,217	533,984
Central bank funds purchased and securities sold under repurchase agreements	40,650	27,922
Securities loaned	9,677	3,276
Financial liabilities at fair value through profit or loss
Trading liabilities	92,192	68,859
Negative market values from derivative financial instruments[2]	880,858	647,195
Financial liabilities designated at fair value through profit or loss	122,444	130,154
Investment contract liabilities	6,476	7,898
Total financial liabilities at fair value through profit or loss	1,101,970	854,106
Other short-term borrowings	62,409	64,990
Other liabilities	247,837	181,827
Provisions	2,280	2,204
Income tax liabilities[1]	5,028	5,043
Long-term debt	159,188	169,660
Trust preferred securities	12,115	12,250
Obligation to purchase common shares	—	—
Total liabilities	2,229,371	1,855,262

Common shares, no par value, nominal value of €2.56	2,380	2,380
Additional paid-in capital	23,627	23,515
Retained earnings[2]	29,619	25,975
Common shares in treasury, at cost	(1,036)	(450)
Equity classified as obligation to purchase common shares	—	—
Accumulated other comprehensive income, net of tax[3]	(2,706)	(2,601)
Total shareholders’ equity	51,884	48,819

Noncontrolling interests	1,224	1,549

Total equity	53,108	50,368

Total liabilities and equity	2,282,479	1,905,630

[1]	Income tax assets and Income tax liabilities comprise both deferred and current taxes.

[2]	The initial acquisition accounting for ABN AMRO, which was finalized at March 31, 2011, resulted in a retrospective adjustment of retained earnings of € (24) million for December 31, 2010. For more information please refer to the section “Business Combinations” of this Interim Report.

[3]	Excluding actuarial gains (losses) related to defined benefit plans, net of tax.

Deutsche Bank	Consolidated Financial Statements	54
Interim Report as of September 30, 2011	Consolidated Statement of Changes in Equity (unaudited)
Consolidated Statement of Changes in Equity (unaudited)

					Equity
					classified as
				Common shares	obligation to
	Common shares	Additional	Retained	in treasury,	purchase
in € m.	(no par value)	paid-in capital	earnings[1]	at cost	common shares

Balance as of December 31, 2009	1,589	14,830	24,056	(48)	—

Total comprehensive income, net of tax[3]	—	—	1,685	—	—

Common shares issued	—	—	—	—	—

Cash dividends paid	—	—	(465)	—	—

Actuarial gains (losses) related to defined benefit plans, net of tax	—	—	22	—	—

Net change in share awards in the reporting period	—	(583)	—	—	—

Treasury shares distributed under share-based compensation plans	—	—	—	1,418	—

Tax benefits related to share-based compensation plans	—	(13)	—	—	—

Additions to Equity classified as obligation to purchase common shares	—	—	—	—	(54)

Deductions from Equity classified as obligation to purchase common shares	—	—	—	—	54

Option premiums and other effects from options on common shares	—	(115)	—	—	—

Purchases of treasury shares	—	—	—	(11,815)	—

Sale of treasury shares	—	—	—	10,236	—

Net gains (losses) on treasury shares sold	—	(4)	—	—	—

Other	—	547	—	—	—

Balance as of September 30, 2010	1,589	14,662	25,298	(209)	—

Balance as of December 31, 2010	2,380	23,515	25,975	(450)	—

Total comprehensive income, net of tax[3]	—	—	3,985	—	—

Common shares issued	—	—	—	—	—

Cash dividends paid	—	—	(691)	—	—

Actuarial gains (losses) related to defined benefit plans, net of tax	—	—	350	—	—

Net change in share awards in the reporting period	—	174	—	—	—

Treasury shares distributed under share-based compensation plans	—	—	—	854	—

Tax benefits related to share-based compensation plans	—	(76)	—	—	—

Additions to Equity classified as obligation to purchase common shares	—	—	—	—	—

Deductions from Equity classified as obligation to purchase common shares	—	—	—	—	—

Option premiums and other effects from options on common shares	—	(131)	—	—	—

Purchases of treasury shares	—	—	—	(11,364)	—

Sale of treasury shares	—	—	—	9,924	—

Net gains (losses) on treasury shares sold	—	(62)	—	—	—

Other	—	207	—	—	—

Balance as of September 30, 2011	2,380	23,627	29,619	(1,036)	—

[1]	The initial acquisition accounting for ABN AMRO, which was finalized at March 31, 2011, resulted in a retrospective adjustment of retained earnings of € (24) million for September 30 and December 31, 2010. For more information please refer to the section “Business Combinations” of this Interim Report.

[2]	Excluding unrealized net gains (losses) from equity method investments.

[3]	Excluding actuarial gains (losses) related to defined benefit plans, net of tax.

Deutsche Bank	Consolidated Financial Statements	55
Interim Report as of September 30, 2011	Consolidated Statement of Changes in Equity (unaudited)

Unrealized net	Unrealized net
gains (losses)	gains (losses)	Unrealized net
on financial	on derivatives	gains (losses)		Unrealized net	Accumulated
assets available	hedging	on assets		gains (losses)	other
for sale, net of	variability	classified as	Foreign currency	from equity	comprehensive	Total
applicable tax	of cash flows,	held for sale,	translation,	method	income (loss),	shareholders’	Noncontrolling
and other[2]	net of tax[2]	net of tax	net of tax[2]	investments	net of tax[3]	equity	interests	Total equity

(186)	(134)	—	(3,521)	61	(3,780)	36,647	1,322	37,969

267	(99)	—	789	(34)	923	2,608	41	2,649

—	—	—	—	—	—	—	—	—

—	—	—	—	—	—	(465)	—	(465)

—	—	—	—	—	—	22	—	22

—	—	—	—	—	—	(583)	—	(583)

—	—	—	—	—	—	1,418	—	1,418

—	—	—	—	—	—	(13)	—	(13)

—	—	—	—	—	—	(54)	—	(54)

—	—	—	—	—	—	54	—	54

—	—	—	—	—	—	(115)	—	(115)

—	—	—	—	—	—	(11,815)	—	(11,815)

—	—	—	—	—	—	10,236	—	10,236

—	—	—	—	—	—	(4)	—	(4)

—	—	—	—	—	—	547	(332)	215

81	(233)	—	(2,732)	27	(2,857)	38,483	1,031	39,514

(113)	(179)	(11)	(2,333)	35	(2,601)	48,819	1,549	50,368

(329)	(106)	18	332	(20)	(105)	3,880	112	3,992

—	—	—	—	—	—	—	—	—

—	—	—	—	—	—	(691)	—	(691)

—	—	—	—	—	—	350	(1)	349

—	—	—	—	—	—	174	—	174

—	—	—	—	—	—	854	—	854

—	—	—	—	—	—	(76)	—	(76)

—	—	—	—	—	—	—	—	—

—	—	—	—	—	—	—	—	—

—	—	—	—	—	—	(131)	—	(131)

—	—	—	—	—	—	(11,364)	—	(11,364)

—	—	—	—	—	—	9,924	—	9,924

—	—	—	—	—	—	(62)	—	(62)

—	—	—	—	—	—	207	(436)	(229)

(442)	(285)	7	(2,001)	15	(2,706)	51,884	1,224	53,108

Deutsche Bank	Consolidated Financial Statements	56
Interim Report as of September 30, 2011	Consolidated Statement of Cash Flows (unaudited)
Consolidated Statement of Cash Flows (unaudited)

	Nine months ended
in € m.	Sep 30, 2011	Sep 30,2010

Net income	4,140	1,724

Cash flows from operating activities:
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for credit losses	1,300	868
Restructuring activities	—	—
Gain on sale of financial assets available for sale, equity method investments, and other	(731)	(297)
Deferred income taxes, net	197	697
Impairment, depreciation and other amortization, and accretion	2,242	3,555
Share of net income (loss) from equity method investments	(141)	(348)

Income adjusted for noncash charges, credits and other items	7,007	6,199

Adjustments for net change in operating assets and liabilities:
Interest-earning time deposits with banks	(31,229)	(16,025)
Central bank funds sold, securities purchased under resale agreements, securities borrowed	(22,600)	(13,109)
Trading assets and positive market values from derivative financial instruments	(263,570)	(217,704)
Financial assets designated at fair value through profit or loss	(22,922)	(22,302)
Loans	(7,082)	(3,844)
Other assets	(83,410)	(78,934)
Deposits	53,548	21,130
Trading liabilities and negative market values from derivative financial instruments[1]	283,022	195,077
Financial liabilities designated at fair value through profit or loss and investment contract liabilities[2]	(4,256)	57,541
Central bank funds purchased, securities sold under repurchase agreements and securities loaned	19,738	(5,951)
Other short-term borrowings	(990)	9,798
Other liabilities	76,766	73,652
Senior long-term debt[3]	(10,615)	8,250
Other, net	36	(8,083)

Net cash provided by (used in) operating activities	(6,557)	5,695

Cash flows from investing activities:
Proceeds from:
Sale of financial assets available for sale	19,210	7,483
Maturities of financial assets available for sale	9,006	3,358
Sale of equity method investments	504	233
Sale of property and equipment	57	61
Purchase of:
Financial assets available for sale	(15,891)	(10,160)
Equity method investments	(746)	(226)
Property and equipment	(499)	(544)
Net cash received in (paid for) business combinations/divestitures	328	1,739
Other, net	(375)	(711)

Net cash provided by investing activities	11,594	1,233

Cash flows from financing activities:
Issuances of subordinated long-term debt	53	1,253
Repayments and extinguishments of subordinated long-term debt	(359)	(139)
Issuances of trust preferred securities	37	88
Repayments and extinguishments of trust preferred securities	(43)	(40)
Purchases of treasury shares	(11,365)	(11,815)
Sale of treasury shares	9,840	10,237
Dividends paid to noncontrolling interests	(4)	(7)
Net change in noncontrolling interests	(317)	(305)
Cash dividends paid	(691)	(465)

Net cash used in financing activities	(2,849)	(1,193)

Net effect of exchange rate changes on cash and cash equivalents	(1,215)	1,876

Net increase in cash and cash equivalents	973	7,611
Cash and cash equivalents at beginning of period	66,353	51,549
Cash and cash equivalents at end of period	67,326	59,160

Net cash provided by (used in) operating activities include

Income taxes paid, net	839	608
Interest paid	13,607	10,999
Interest and dividends received	26,947	21,987

Cash and cash equivalents comprise

Cash and due from banks	23,707	11,989
Interest-earning demand deposits with banks (not included: time deposits of €73,570 million as of September 30, 2011, and €23,685 million as of September 30, 2010)	43,619	47,171

Total	67,326	59,160

[1]	The initial acquisition accounting for ABN AMRO, which was finalized at March 31, 2011, resulted in a retrospective adjustment of retained earnings of € (24) million for September 30, 2010. For more information please refer to the section “Business Combinations” of this Interim Report.

[2]	Included are senior long-term debt issuances of €7,208 million and €7,629 million and repayments and extinguishments of €5,735 million and €8,104 million through September 30, 2011 and September 30, 2010, respectively.

[3]	Included are issuances of €30,630 million and €25,061 million and repayments and extinguishments of €33,825 million and €25,890 million through September 30, 2011 and September 30, 2010, respectively.
The announced sale of Deutsche Bank’s headquarters building resulted in a non-cash reclassification of assets from investing to operating activities for the purposes of the Consolidated Statement of Cash Flows of €592 million.

Deutsche Bank	Consolidated Financial Statements	57
Interim Report as of September 30, 2011	Basis of Preparation (unaudited)
Basis of Preparation (unaudited)
The accompanying condensed consolidated interim financial statements, which include Deutsche Bank AG and its subsidiaries (collectively the “Group”), are stated in euros, the presentation currency of the Group. They are presented in accordance with the requirements of IAS 34, “Interim Financial Reporting”, and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”). The Group’s application of IFRS results in no differences between IFRS as issued by the IASB and IFRS as endorsed by the EU.
Deutsche Bank’s condensed consolidated interim financial statements are unaudited and include supplementary disclosures on segment information, income statement, balance sheet and other financial information. They should be read in conjunction with the audited consolidated financial statements of Deutsche Bank for 2010, for which the same accounting policies have been applied, except for changes due to the adoption of the revised version of IAS 24, “Related Party Disclosures” and the “Improvements to IFRS 2010”. For the impact of the adoption of these amendments please refer to “Recently Adopted Accounting Pronouncements”.
The preparation of financial statements under IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities. Areas where this is required include the fair value of certain financial assets and liabilities, the allowance for loan losses, the impairment of assets other than loans, goodwill and other intangibles, the recognition and measurement of deferred tax assets, provisions for uncertain income tax positions, legal and regulatory contingencies, the reserves for insurance and investment contracts, reserves for pensions and similar obligations. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates and the results reported should not be regarded as necessarily indicative of results that may be expected for the entire year.
The Group’s valuation approach for substantially all of its collateralized derivative contracts has moved to using the overnight indexed swap (OIS) curve in order to more consistently manage the interest rate and funding risks associated with collateralized derivatives in line with their pricing. This change in approach to OIS did not have a material impact on the Group’s consolidated financial statements in the nine months ended September 30, 2011.
Since the second quarter 2010, the Group applies amortization periods of five or ten years for capitalized costs relating to certain purchased or internally developed software for which prior amortization period was three years. The change did not have a material impact on the Group’s consolidated financial statements in the periods presented and also will not have a material impact on future periods.

Deutsche Bank	Consolidated Financial Statements	58
Interim Report as of September 30, 2011	Basis of Preparation (unaudited)
The presentation of PCAM product revenues was modified during the first quarter of 2011 following a review of the assignment of specific revenue components to the product components. In order to facilitate comparability of the quarters, revenues of €54 million were transferred from Credit products to Deposits and Payment Services for the nine months ended September 30, 2010. This adjustment had no impact on PCAM’s total revenues.
Since the second quarter 2010, the Group has changed the presentation of the fees and net settlements associated with longevity insurance and reinsurance contracts. It was determined that the net presentation of cash flows under individual longevity insurance and reinsurance contracts reflected the actual settlement of those cash flows and therefore better reflected the nature of such contracts. The first quarter 2010 was not adjusted. For the first quarter 2011, both Other income and Policyholder benefits and claims would have been reduced by €33 million under the previous presentation.

Deutsche Bank	Consolidated Financial Statements	59
Interim Report as of September 30, 2011	Impact of Changes in Accounting Principles (unaudited)
Impact of Changes in Accounting Principles (unaudited)
Recently Adopted Accounting Pronouncements
Since January 1, 2011 the accounting pronouncements IAS 24, “Related Party Disclosures” and the “Improvements to IFRS 2010” which are relevant to the Group have been adopted. Neither of the pronouncements had a material impact on the Group’s consolidated financial statements.
New Accounting Pronouncements
The amendments to IFRS 7, “Disclosures — Transfers of Financial Assets” as well as the accounting pronouncements IFRS 9 and IFRS 9 R, “Financial Instruments” will be relevant to the Group but were not effective as of September 30, 2011 and therefore have not been applied in preparing these financial statements. While approved by the IASB, each of the standards have yet to be endorsed by the EU. The Group is currently evaluating the potential impact that the adoption of these new accounting pronouncements will have on its consolidated financial statements.
IAS 19
In June 2011, the IASB issued amendments to IAS 19, “Employee Benefits” (“IAS 19 R”). IAS 19 R eliminates the option for deferred recognition of all changes in the present value of the defined benefit obligation and in the fair value of plan assets (including the corridor approach which is not applied by the Group). In addition, IAS 19 R requires a net interest approach which will replace the expected return on plan assets and will enhance the disclosure requirements for defined benefit plans. The amendments are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. While approved by the IASB, the amendments have yet to be endorsed by the EU. The Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.
IAS 1
In June 2011, the IASB issued amendments to IAS 1, “Presentation of Financial Statements” to require companies to group together items within other comprehensive income (“OCI”) that may be reclassified to the statement of income. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two separate statements. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier application permitted. While approved by the IASB, the amendments have yet to be endorsed by the EU. The Group is currently evaluating the potential impact that the adoption of the amendments will have on presentation of its consolidated financial statements.

Deutsche Bank	Consolidated Financial Statements	60
Interim Report as of September 30, 2011	Impact of Changes in Accounting Principles (unaudited)
IFRS 10, IFRS 11, IFRS 12, IAS 27 and IAS 28
In May 2011, the IASB issued IFRS 10, “Consolidated Financial Statements”, IFRS 11, “Joint Arrangements”, IFRS 12, “Disclosures of Interests in Other Entities”, a revised version of IAS 27, “Separate Financial Statements” which has been amended for the issuance of IFRS 10 but retains the current guidance for separate financial statements, and a revised version of IAS 28, “Investment in Associates and Joint Ventures” which has been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11.
IFRS 10 replaces IAS 27, “Consolidated and Separate Financial Statements” and SIC-12, “Consolidation — Special Purpose Entities”, and establishes a single control model that applies to all entities, including those that were previously considered special purpose entities under SIC-12. An investor controls an investee when it has both exposure to variable returns from the investee, and the ability to affect those returns through its power over the investee. The assessment of control is based on all facts and circumstances and the conclusion is reassessed if there is an indication that there are changes in facts and circumstances.
IFRS 11 supersedes IAS 31, “Interests in Joint Ventures” and SIC-13, “Jointly-controlled Entities — Nonmonetary Contributions by Venturers”. IFRS 11 classifies joint arrangements as either joint operations or joint ventures and focuses on the nature of the rights and obligations of the arrangement. IFRS 11 requires the use of the equity method of accounting for joint arrangements by eliminating the option to use the proportionate consolidation method, which is not applied by the Group.
IFRS 12 establishes the provision of information on the nature, associated risks, and financial effects of interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities, as disclosure objectives. IFRS 12 requires more comprehensive disclosure in comparison to IAS 27 or SIC-12, and specifies minimum disclosures that an entity must provide to meet the disclosure objectives.
Each of the standards are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted as long as each of the other standards are also early applied. However, entities are permitted to include any of the disclosure requirements in IFRS 12 into their consolidated financial statements without early adopting IFRS 12. While approved by the IASB, each of the standards have yet to be endorsed by the EU. The Group is currently evaluating the potential impact that the adoption of the standards will have on its consolidated financial statements.
IFRS 13
In May 2011, the IASB issued IFRS 13, “Fair Value Measurement” which establishes a single source of guidance for fair value measurement under IFRS. IFRS 13 provides a revised definition of fair value and guidance on how it should be applied where its use is already required or permitted by other standards within IFRS and introduces more comprehensive disclosure requirements on fair value measurement. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. While approved by the IASB, the standard has yet to be endorsed by the EU. The Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

Deutsche Bank	Consolidated Financial Statements	61
Interim Report as of September 30, 2011	Segment Information (unaudited)
Segment Information (unaudited)
The following segment information has been prepared in accordance with the “management approach”, which requires presentation of the segments on the basis of the internal reports about components of the entity which are regularly reviewed by the chief operating decision maker in order to allocate resources to a segment and to assess its performance.
Business Segments
The Group’s segment reporting follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments. Restatements due to changes in the organizational structures were implemented in the presentation of prior period comparables if they were considered in the Group’s management reporting systems. The following describes the main changes during the first nine months of 2011:
Following changes in the Management Board, and in the responsibility for Corporate Finance and Global Transaction Banking, an integrated management structure for the whole of the Corporate & Investment Bank Group Division (CIB) was implemented with effect from July 1, 2010. The structure is intended to accelerate growth as a top-tier Corporate & Investment bank and allow for delivery of the Group’s targets. During the third quarter 2011, the former Capital Markets Sales business unit within the Corporate Division Global Transaction Banking has been transferred to the Corporate Division Corporate Banking & Securities. In addition, a portfolio consisting of short-term lending transactions with German mid-cap clients has been transferred from the Corporate Division Corporate Banking & Securities to the Corporate Division Global Transaction Banking in order to leverage the adjacencies between the cash management, trade financing and short-term lending activities with these clients.
In addition, the below transactions affected the Group’s segment operations:
—	Effective January 1, 2011, the investment in Actavis Equity S.a.r.l, Luxembourg as well as the senior debt financing and the payment in kind financing arrangement to Actavis Group hF have been transferred from the Corporate Division Corporate Banking & Securities to the Group Division Corporate Investments.

—	Effective January 1, 2011, BHF-BANK has been transferred from the Business Division Private Wealth Management within the Corporate Division Asset and Wealth Management to the Group Division Corporate Investments.

Deutsche Bank	Consolidated Financial Statements	62
Interim Report as of September 30, 2011	Segment Information (unaudited)
Allocation of Average Active Equity
In the first quarter 2011 the Group changed the methodology used for allocating average active equity to the business segments. Under the new methodology economic capital as basis for allocation is substituted by risk weighted assets and certain regulatory capital deduction items. All other items of the capital allocation framework remain unchanged. The total amount allocated continues to be determined based on the higher of the Group’s overall economic risk exposure or regulatory capital demand. In 2011, the Group derives its internal demand for regulatory capital assuming a Tier 1 ratio of 10.0% . If the Group’s average active equity exceeds the higher of the overall economic risk exposure or the regulatory capital demand, this surplus is assigned to Consolidation & Adjustments.
Segmental Results of Operations
The following tables present the results of the business segments, including the reconciliation to the consolidated results under IFRS, for the three and nine months ended September 30, 2011 and September 30, 2010.

Three months ended
Sep 30, 2011	Corporate & Investment Bank			Private Clients and Asset Management
	Corporate	Global		Asset and	Private &			Consoli-
in € m.	Banking &	Transaction		Wealth	Business		Corporate	dation &	Total
(unless stated otherwise)	Securities	Banking	Total	Management	Clients	Total	Investments	Adjustments	Consolidated
Net revenues	2,602	941	3,543	876	2,426	3,302	213	258	7,315

Provision for credit losses	51	41	92	11	359	370	0	(0)	463

Total noninterest expenses	2,473	640	3,113	680	1,729	2,409	299	89	5,910

therein:
Policyholder benefits and claims	(107)	—	(107)	0	—	0	—	(0)	(108)
Impairment of intangible assets	—	—	—	—	—	—	—	—	—
Restructuring activities	—	—	—	—	—	—	—	—	—

Noncontrolling interests	8	—	8	(1)	28	27	(1)	(34)	—

Income (loss) before income taxes	70	259	329	186	310	495	(85)	202	942

Cost/income ratio	95%	68%	88%	78%	71%	73%	141%	N/M	81%

Assets[1]	1,836,303	95,678	1,905,905	59,026	336,613	395,611	32,663	10,719	2,282,479

Average active equity[2]	17,951	2,426	20,378	5,169	11,227	16,396	1,140	12,794	50,708

Pre-tax return on average active equity[3]	2%	43%	6%	14%	11%	12%	(30)%	N/M	7%

N/M – Not meaningful

[1]	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to “Total Consolidated”.

[2]	For management reporting purposes goodwill and other intangible assets with indefinite useful lives are explicitly assigned to the respective divisions. Starting 2011, the Group’s average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their regulatory capital requirements, which comprises of the regulatory capital required to support risk weighted assets and certain capital deduction items, goodwill and unamortized other intangible assets. Prior periods were adjusted accordingly.

[3]	For an explanation of the return on average active equity please refer to Note 05 “Business Segments and Related Information” of the Financial Report 2010. For “Total Consolidated” pre-tax return on average shareholders’ equity is 7%.

Deutsche Bank	Consolidated Financial Statements	63
Interim Report as of September 30, 2011	Segment Information (unaudited)

Three months ended
Sep 30, 2010	Corporate & Investment Bank			Private Clients and Asset Management
	Corporate	Global		Asset and	Private &			Consoli-
in € m.	Banking &	Transaction		Wealth	Business		Corporate	dation &	Total
(unless stated otherwise)	Securities	Banking	Total	Management	Clients	Total	Investments	Adjustments	Consolidated
Net revenues	4,183	837	5,021	939	1,455	2,394	(2,091)[1]	(338)	4,985

Provision for credit losses	136	43	179	20	165	185	(1)	(0)	362

Total noninterest expenses	2,961	567	3,528	831	1,045	1,877	261	6	5,671

therein:
Policyholder benefits and claims	161	—	161	(0)	(0)	(0)	—	—	161
Impairment of intangible assets	—	—	—	—	—	—	—	—	—
Restructuring activities	—	—	—	—	—	—	—	—	—

Noncontrolling interests	(1)	—	(1)	(3)	(0)	(3)	(0)	4	—

Income (loss) before income taxes	1,087	227	1,314	91	245	336	(2,350)	(349)	(1,048)

Cost/income ratio	71%	68%	70%	89%	72%	78%	N/M	N/M	114%

Assets (as of Dec 31, 2010)[2]	1,461,495	79,202	1,519,983	53,141	346,998	400,110	30,138	11,348	1,905,630

Average active equity[3]	19,575	2,740	22,315	5,795	4,240	10,035	2,615	5,323	40,288

Pre-tax return on average active equity[4]	22%	33%	24%	6%	23%	13%	N/M	N/M	(10)%

N/M – Not meaningful

[1]	Includes a charge related to the investment in Deutsche Postbank AG of € 2,338 million which is excluded from the Group’s target definition.

[2]	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to “Total Consolidated”.

[3]	For management reporting purposes goodwill and other intangible assets with indefinite useful lives are explicitly assigned to the respective divisions. Starting 2011, the Group’s average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their regulatory capital requirements, which comprises of the regulatory capital required to support risk weighted assets and certain capital deduction items, goodwill and unamortized other intangible assets. Prior periods were adjusted accordingly.

[4]	For an explanation of the return on average active equity please refer to Note 05 “Business Segments and Related Information” of the Financial Report 2010. For “Total Consolidated” pre-tax return on average shareholders’ equity is (10) %.

Deutsche Bank	Consolidated Financial Statements	64
Interim Report as of September 30, 2011	Segment Information (unaudited)

Nine months ended
Sep 30, 2011	Corporate & Investment Bank			Private Clients and Asset Management
	Corporate	Global		Asset and	Private &			Consoli-
in € m.	Banking &	Transaction		Wealth	Business		Corporate	dation &	Total
(unless stated otherwise)	Securities	Banking	Total	Management	Clients	Total	Investments	Adjustments	Consolidated
Net revenues	12,422	2,679	15,102	2,853	8,061	10,915	587	(274)	26,330

Provision for credit losses	159	94	252	43	998	1,042	6	(0)	1,300

Total noninterest expenses	8,913	1,746	10,659	2,208	5,353	7,561	972	96	19,289

therein:
Policyholder benefits and claims	35	—	35	0	—	0	—	—	35
Impairment of intangible assets	—	—	—	—	—	—	—	—	—
Restructuring activities	—	—	—	—	—	—	—	—	—

Noncontrolling interests	24	—	24	(1)	155	154	(2)	(176)	—

Income (loss) before income taxes	3,326	840	4,166	602	1,555 [1]	2,158	(389)	(194)	5,741

Cost/income ratio	72%	65%	71%	77%	66%	69%	166%	N/M	73%

Assets[2]	1,836,303	95,678	1,905,905	59,026	336,613	395,611	32,663	10,719	2,282,479

Average active equity[3]	18,267	2,447	20,714	5,269	11,339	16,607	1,136	11,373	49,829

Pre-tax return on average active equity[4]	24%	46%	27%	15%	18%	17%	(46)%	N/M	15%

N/M – Not meaningful

[1]	Includes € 236 million positive impact related to the stake in Hua Xia Bank for which equity method accounting was applied. This positive impact is excluded from the Group’s target definition.

[2]	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to “Total Consolidated”.

[3]	For management reporting purposes goodwill and other intangible assets with indefinite useful lives are explicitly assigned to the respective divisions. Starting 2011, the Group’s average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their regulatory capital requirements, which comprises of the regulatory capital required to support risk weighted assets and certain capital deduction items, goodwill and unamortized other intangible assets. Prior periods were adjusted accordingly.

[4]	For an explanation of the return on average active equity please refer to Note 05 “Business Segments and Related Information” of the Financial Report 2010. For “Total Consolidated” pre-tax return on average shareholders’ equity is 15% .

Deutsche Bank	Consolidated Financial Statements	65
Interim Report as of September 30, 2011	Segment Information (unaudited)

Nine months ended
Sep 30, 2010	Corporate & Investment Bank			Private Clients and Asset Management
	Corporate	Global		Asset and	Private &			Consoli-
in € m.	Banking &	Transaction		Wealth	Business		Corporate	dation &	Total
(unless stated otherwise)	Securities	Banking	Total	Management	Clients	Total	Investments	Adjustments	Consolidated
Net revenues	13,839	2,513 [1]	16,352	2,664	4,312	6,976	(1,755)[2]	(433)	21,139

Provision for credit losses	286	59	346	26	506	531	(9)	(0)	868

Total noninterest expenses	9,102	1,604	10,706	2,489	3,139	5,628	624	45	17,003

therein:
Policyholder benefits and claims	302	—	302	0	—	0	—	—	302
Impairment of intangible assets	—	29	29	—	—	—	—	—	29
Restructuring activities	—	—	—	—	—	—	—	—	—

Noncontrolling interests	20	—	20	(2)	0	(2)	(1)	(17)	—

Income (loss) before income taxes	4,430	849	5,280	152	667	819	(2,370)	(461)	3,268

Cost/income ratio	66%	64%	65%	93%	73%	81%	N/M	N/M	80%

Assets (as of Dec 31, 2010)[3]	1,461,495	79,202	1,519,983	53,141	346,998	400,110	30,138	11,348	1,905,630

Average active equity[4]	18,871	2,376	21,247	5,306	4,067	9,374	2,537	6,002	39,160

Pre-tax return on average active equity[5]	31%	48%	33%	4%	22%	12%	(125)%	N/M	11%

N/M – Not meaningful

[1]	Includes a gain from the recognition of negative goodwill related to the acquisition of parts of ABN AMRO’s commercial banking activities in the Netherlands of € 208 million, which is excluded from the Group’s target definition.

[2]	Includes a charge related to the investment in Deutsche Postbank AG of € 2,338 million, which is excluded from the Group’s target definition.

[3]	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to “Total Consolidated”.

[4]	For management reporting purposes goodwill and other intangible assets with indefinite useful lives are explicitly assigned to the respective divisions. Starting 2011, the Group’s average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their regulatory capital requirements, which comprises of the regulatory capital required to support risk weighted assets and certain capital deduction items, goodwill and unamortized other intangible assets. Prior periods were adjusted accordingly.

[5]	For an explanation of the return on average active equity please refer to Note 05 “Business Segments and Related Information” of the Financial Report 2010. For “Total Consolidated” pre-tax return on average shareholders’ equity is 11% .
Reconciliation of Segmental Results of Operations to Consolidated Results of Operations
Income before income taxes in Consolidation & Adjustments (C&A) was € 202 million in the third quarter 2011, compared to a loss of € 349 million in the third quarter of the prior year. Results in both periods included significant effects from different accounting methods used for management reporting and IFRS. In the current year quarter, short-term euro interest rates decreased significantly, which resulted in a gain on economically hedged positions. In contrast, these rates increased in the prior year quarter, resulting in a loss in that period. In addition, income before income taxes in the current quarter included gains from a widening of the credit spread of the Group’s own debt attributable to C&A of approximately € 110 million. In the prior year quarter, tightening credit spreads resulted in an immaterial negative impact.

Deutsche Bank	Consolidated Financial Statements	66
Interim Report as of September 30, 2011	Segment Information (unaudited)
In the first nine months of 2011, loss before income taxes in C&A was € 194 million compared to a loss of € 461 million in the first nine months of 2010. Results in both periods included significant effects from different accounting methods used for management reporting and IFRS. In the first nine months of 2011, losses from short-term interest rate movements were partly offset by gains from the widening of the credit spread of the Group’s own debt. The loss in the prior year period was mainly due to significant interest rate movements which affected economically hedged positions. In addition, the loss before income taxes in the first nine months of 2011 included the accrual for the German bank levy of € 92 million and a positive effect from noncontrolling interests, which are deducted from income before income taxes of the divisions and reversed in C&A. Noncontrolling interests significantly increased compared to the prior year following the consolidation of Postbank.
Entity-Wide Disclosures
The following tables present the net revenue components of the CIB and PCAM Group Divisions for the three and nine months ended September 30, 2011 and September 30, 2010, respectively.

	Corporate & Investment Bank
	Three months ended		Nine months ended
in € m.	Sep 30, 2011	Sep 30, 2010	Sep 30, 2011	Sep 30, 2010
Sales & Trading (debt and other products)	1,496	2,280	7,536	8,313

Sales & Trading (equity)	384	650	1,883	2,236

Total Sales & Trading	1,880	2,931	9,418	10,549

Origination (debt)	169	307	865	906

Origination (equity)	68	120	492	371

Total Origination	236	427	1,357	1,278

Advisory	138	137	449	392

Loan products	429	520	1,166	1,305

Transaction services	941	837	2,679	2,305

Other products	(82)	169	32	522

Total[1]	3,543	5,021	15,102	16,352

[1]	Total net revenues presented above include net interest income, net gains (losses) on financial assets/liabilities at fair value through profit or loss and other revenues such as commissions and fee income.

	Private Clients and Asset Management
	Three months ended			Nine months ended
in € m.	Sep 30, 2011		Sep 30, 2010	Sep 30, 2011		Sep 30, 2010
Discretionary portfolio management/fund management	564		611	1,777		1,808

Advisory/brokerage	402		433	1,365		1,289

Credit products	659		657	1,933		1,970

Deposits and payment services	566		545	1,689		1,556

Other products	1,110	[1]	149	4,151	[1]	353

Total[2]	3,302		2,394	10,915		6,976

[1]	Increase predominantly due to consolidation of Postbank.

[2]	Total net revenues presented above include net interest income, net gains (losses) on financial assets/liabilities at fair value through profit or loss and other revenues such as commissions and fee income.

Deutsche Bank	Consolidated Financial Statements	67
Interim Report as of September 30, 2011	Information on the Income Statement (unaudited)
Information on the Income Statement (unaudited)
Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss by Group Division

	Three months ended		Nine months ended
in € m.	Sep 30, 2011	Sep 30, 2010	Sep 30, 2011	Sep 30, 2010
Net interest income	4,274	3,415	12,934	11,061

Trading income[1]	(1,418)	1,041	1,863	3,199

Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss[2]	996	(208)	1,078	324

Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	(422)	833	2,941	3,523

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	3,852	4,248	15,875	14,584

Breakdown by Group Division/CIB product:
Sales & Trading (equity)	195	347	1,247	1,689
Sales & Trading (debt and other products)	816	2,122	6,416	7,462
Total Sales & Trading	1,011	2,469	7,664	9,151

Loan products[3]	236	356	501	726

Transaction services	470	386	1,315	1,040

Remaining products[4]	111	87	504	357

Total Corporate & Investment Bank	1,828	3,298	9,985	11,274

Private Clients and Asset Management	1,915	1,104	5,804	3,199

Corporate Investments	31	21	104	5

Consolidation & Adjustments	78	(174)	(19)	107

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	3,852	4,248	15,875	14,584

[1]	Trading income includes gains and losses from derivatives held for trading and from derivatives not qualifying for hedge accounting.

[2]	Includes a gain of €46 million and a loss of € (33) million from securitization structures for the three months ended September 30, 2011 and September 30, 2010, respectively, and a loss of € (49) million and € (160) million for the nine months ended September 30, 2011 and September 30, 2010, respectively.

Fair value movements on related instruments of € (213) million and of €12 million for the three months ended September 30, 2011 and September 30, 2010, respectively, and € (36) million and € (125) million for the nine months ended September 30, 2011 and September 30, 2010, respectively are reported within trading income. Both are reported under Sales & Trading (debt and other products). The total of these gains and losses represents the Group’s share of the losses in these consolidated securitization structures.

[3]	Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.

[4]	Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss on origination, advisory and other products.
Commissions and Fee Income

	Three months ended		Nine months ended
in € m.	Sep 30, 2011	Sep 30, 2010	Sep 30, 2011	Sep 30, 2010
Commissions and fees from fiduciary activities	826	882	2,600	2,624

Commissions, brokers’ fees, mark-ups on securities underwriting and other securities activities	801	905	2,947	2,707

Fees for other customer services	1,179	780	3,387	2,283

Total commissions and fee income	2,806	2,567	8,934	7,614

Deutsche Bank	Consolidated Financial Statements	68
Interim Report as of September 30, 2011	Information on the Income Statement (unaudited)
Pensions and Other Post-Employment Benefits

	Three months ended		Nine months ended
in € m.	Sep 30, 2011	Sep 30, 2010	Sep 30, 2011	Sep 30, 2010
Expenses for retirement benefit plans:
Current service cost	57	59	190	178
Interest cost	151	135	451	395
Expected return on plan assets	(133)	(127)	(398)	(370)
Past service cost (credit) recognized immediately	4	1	12	14

Total retirement benefit plans	79	68	255	217

Expenses for post-employment medical plans:
Current service cost	—	—	2	2
Interest cost	2	2	6	6
Past service cost (credit) recognized immediately	(13)	—	(13)	—

Total post-employment medical plans	(11)	2	(5)	8

Total expenses defined benefit plans	68	70	250	225

Total expenses for defined contribution plans	95	53	279	176

Total expenses for post-employment benefits	163	123	529	401

Employer contributions to mandatory German social security pension plan	56	37	172	122

The Group expects to contribute approximately €250 million to its retirement benefit plans in 2011. It is not expected that any plan assets will be returned to the Group during the year ending December 31, 2011.
General and Administrative Expenses

	Three months ended		Nine months ended
in € m.	Sep 30, 2011	Sep 30, 2010	Sep 30, 2011	Sep 30, 2010
General and administrative expenses:
IT costs	537	556	1,638	1,593

Occupancy, furniture and equipment expenses	477	439	1,429	1,197

Professional service fees	398	425	1,155	1,102

Communication and data services	207	198	631	570

Travel and representation expenses	130	128	391	388

Payment and clearing services	130	103	379	306

Marketing expenses	95	87	294	224

Other expenses	1,350	592	3,000	1,698

Total general and administrative expenses	3,324	2,528	8,917	7,078

Other expenses include, among other items, regulatory and insurance related costs, other taxes, costs for consolidated investments, operational losses and other non-compensation staff related expenses. In the third quarter 2011, these reflect a specific charge of €310 million relating to the impairment of a German VAT claim.

Deutsche Bank	Consolidated Financial Statements	69
Interim Report as of September 30, 2011	Information on the Balance Sheet (unaudited)
Information on the Balance Sheet (unaudited)
Financial Assets/Liabilities at Fair Value through Profit or Loss

in € m.	Sep 30, 2011	Dec 31, 2010
Trading assets:
Trading securities	238,311	238,283
Other trading assets[1]	28,908	33,008

Total trading assets	267,219	271,291

Positive market values from derivative financial instruments	893,966	657,780

Financial assets designated at fair value through profit or loss:
Securities purchased under resale agreements	120,835	108,912
Securities borrowed	33,483	27,887
Loans	25,588	23,254
Other financial assets designated at fair value through profit or loss	10,785	11,873

Total financial assets designated at fair value through profit or loss	190,691	171,926

Total financial assets at fair value through profit or loss	1,351,876	1,100,997

[1]	Includes traded loans of €19,327 million and €23,080 million as of September 30, 2011 and December 31, 2010, respectively.

in € m.	Sep 30, 2011	Dec 31, 2010
Trading liabilities:
Trading securities	87,601	65,183
Other trading liabilities	4,591	3,676

Total trading liabilities	92,192	68,859

Negative market values from derivative financial instruments[1]	880,858	647,195

Financial liabilities designated at fair value through profit or loss:
Securities sold under repurchase agreements	99,631	107,999
Loan commitments	1,455	572
Long-term debt	13,883	15,280
Other financial liabilities designated at fair value through profit or loss	7,475	6,303

Total financial liabilities designated at fair value through profit or loss	122,444	130,154

Investment contract liabilities[2]	6,476	7,898

Total financial liabilities at fair value through profit or loss	1,101,970	854,106

[1]	The initial acquisition accounting for ABN AMRO, which was finalized at March 31, 2011, resulted in a retrospective adjustment of retained earnings of € (24) million for December 31, 2010. For more information please refer to the section “Business Combinations” of this Interim Report.

[2]	These are investment contracts where the policy terms and conditions result in their redemption values equaling fair values.
Financial Assets Available for Sale

in € m.	Sep 30, 2011	Dec 31, 2010
Debt securities	39,929	46,214

Equity securities	1,925	3,428

Other equity interests	1,461	2,251

Loans	2,675	2,373

Total financial assets available for sale	45,990	54,266

Financial assets available for sale included Greek government bonds with a fair value of €457 million as of September 30, 2011 and €1.1 billion as of December 31, 2010. Substantially all of these bonds were acquired by Deutsche Bank as part of its acquisition of Postbank on December 3, 2010. The Group categorized Greek government bonds in Level 2 of the IFRS fair value hierarchy. Fair values as of September 30, 2011 were established from market data received from independent pricing sources.

Deutsche Bank	Consolidated Financial Statements	70
Interim Report as of September 30, 2011	Information on the Balance Sheet (unaudited)
Based on developments in the second quarter 2011, Deutsche Bank determined as of June 30, 2011, that there was objective evidence of impairment of all Greek government bonds classified as available for sale. As of that date all unrealized losses reported in accumulated other comprehensive income attributable to such bonds were recognized in the consolidated statement of income. Subsequent to June 30, 2011, fair value losses attributable to the impaired Greek bonds were also recognized in income. As a result of this impairment, for the nine months ended September 30, 2011, Deutsche Bank recognized a loss in income of €383 million with a negative impact of €268 million on net income. As of September 30, 2011, the average fair value of the Greek bonds is below 50% of the notional.
More information on financial assets/liabilities related to certain European countries is included on page 35 of this report.
Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”
Under the amendments to IAS 39 and IFRS 7, issued in October 2008, certain financial assets were reclassified in the second half of 2008 and the first quarter 2009 from the financial assets at fair value through profit or loss and the available for sale classifications into the loans classification. No reclassifications have been made since the first quarter 2009.
The Group identified assets, eligible under the amendments, for which at the reclassification date it had a clear change of intent and ability to hold for the foreseeable future rather than to exit or trade in the short term. The reclassifications were made at the fair value of the assets at the reclassification date.
The following table details the carrying values, unrealized fair value losses in accumulated other comprehensive income (loss), ranges of effective interest rates based on weighted average rates by business and expected recoverable cash flows estimated at reclassification date.

		Financial assets
	Trading assets	available for sale
in € bn.	reclassified to	reclassified to
(unless stated otherwise)	loans	loans
Carrying value at reclassification date	26.6	11.4

Unrealized fair value losses in accumulated other comprehensive income	—	(1.1)

Effective interest rates at reclassification date:
upper end of range	13.1%	9.9%
lower end of range	2.8%	3.9%

Expected recoverable cash flows at reclassification date	39.6	17.6

Deutsche Bank	Consolidated Financial Statements	71
Interim Report as of September 30, 2011	Information on the Balance Sheet (unaudited)
The following table shows carrying values and fair values as of September 30, 2011 and December 31, 2010 of the assets reclassified in 2008 and 2009.

	Sep 30, 2011		Dec 31, 2010
in € m.	Carrying value	Fair value	Carrying value	Fair value
Trading assets reclassified to loans:
Commercial Real Estate	5,113	4,960	5,372	5,311
Securitizations	6,877	5,696	8,573	7,066
Leveraged Loans	1,015	826	1,383	1,166
Other	2,412	2,226	2,670	2,360

Total trading asset reclassified to loans	15,417	13,708	17,998	15,903

Financial assets available for sale reclassified to loans:
Securitizations	6,334	5,598	7,377	6,522
Other	1,289	1,376	1,307	1,283

Total financial assets available for sale reclassified to loans	7,623	6,974	8,684	7,805

Total financial assets reclassified to loans	23,040	20,682	26,682	23,708

During the first nine months of 2011 the Group sold reclassified assets with a carrying value of €1.1 billion (€1.7 billion for the same period in 2010), including €602 million of Asset Backed Securities included in Securitizations formally classified as trading assets. The total sales resulted in net gains of €33 million (no net gain or loss for the nine months ended September 30, 2010). These assets were sold due to the occurrence of facts and circumstances that were not foreseeable at the time of the reclassification, which changed the Group’s long term hold strategy. These were mainly the amendments to the capital rules which have led to both significantly higher charges being applied to certain reclassified assets, as well as a significantly higher absolute capital requirement for the Group as a whole. A governance and approval process is in place to consider all proposed sales of reclassified assets.
In addition to the aforementioned sales, the decrease in the carrying value of reclassified assets during the first nine months of 2011 includes €514 million due to restructures and €244 million due to redemptions and maturities of mortgage-backed securities included in Securitizations previously classified as trading. The decrease also includes redemptions and maturities of €933 million of asset-backed securities included in Securitizations previously classified as available for sale.

Deutsche Bank	Consolidated Financial Statements	72
Interim Report as of September 30, 2011	Information on the Balance Sheet (unaudited)
The unrealized fair value gains (losses) that would have been recognized in profit or loss and the net gains (losses) that would have been recognized in other comprehensive income (loss) if the reclassifications had not been made are shown in the table below.

	Three months ended		Nine months ended
in € m.	Sep 30, 2011	Sep 30, 2010	Sep 30, 2011	Sep 30, 2010
Unrealized fair value gains (losses) on the reclassified trading assets, gross of provisions for credit losses	(227)	(15)	216	181

Impairment (losses) on the reclassified financial assets available for sale which were impaired	(6)	(9)	(4)	(5)

Net gains (losses) recognized in other comprehensive income representing additional unrealized fair value gains (losses) on the reclassified financial assets available for sale which were not impaired	(66)	95	217	264

After reclassification, the pre-tax contribution of all reclassified assets to the income statement was as follows.

	Three months ended		Nine months ended
in € m.	Sep 30, 2011	Sep 30, 2010	Sep 30, 2011	Sep 30, 2010
Interest income	163	300	550	934

Provision for credit losses	(25)	(130)	(125)	(284)

Other income[1]	10	1	33	3

Income before income taxes on reclassified trading assets	148	171	458	653

Interest income	34	41	104	116

Income before income taxes on reclassified financial assets available for sale	34	41	104	116

[1]	The net gain on sale of loans which have settled was €33 million for the nine months ended September 30, 2011 and is reflected within Other income.
Financial Instruments carried at Fair Value
The financial instruments carried at fair value have been categorized under the three levels of the IFRS fair value hierarchy as follows:
Level 1 — Instruments valued using quoted prices in active markets: These are instruments where the fair value can be determined directly from prices which are quoted in active, liquid markets and where the instrument observed in the market is representative of that being priced in the Group’s inventory.
These instruments include: highly liquid treasury securities and derivative, equity and cash products traded on high-liquidity exchanges.
Level 2 — Instruments valued with valuation techniques using observable market data: These are instruments where the fair value can be determined by reference to similar instruments trading in active markets, or where a technique is used to derive the valuation but where all inputs to that technique are observable.
These instruments include: many OTC (over the counter) derivatives; many investment-grade listed credit bonds; some CDSs (credit default swaps); many CDOs (collateralized debt obligations); and many less-liquid equities.

Deutsche Bank	Consolidated Financial Statements	73
Interim Report as of September 30, 2011	Information on the Balance Sheet (unaudited)
Level 3 — Instruments valued using valuation techniques using market data which is not directly observable: These are instruments where the fair value cannot be determined directly by reference to market-observable information, and some other pricing technique must be employed. Instruments classified in this category have an element which is unobservable and which has a significant impact on the fair value.
These instruments include: more-complex OTC derivatives; distressed debt; highly-structured bonds; illiquid ABS (asset-backed securities, including some referencing residential mortgages); illiquid CDOs (cash and synthetic); monoline exposures; private equity placements; many CRE (commercial real estate) loans; illiquid loans; and some municipal bonds.
The following table presents the carrying value of the financial instruments held at fair value across the three levels of the fair value hierarchy. Amounts in the table are generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments, as described in Note 01 “Significant Accounting Policies” of the Financial Report 2010.

	Sep 30, 2011			Dec 31, 2010
		Valuation	Valuation		Valuation	Valuation
	Quoted	technique	technique	Quoted	technique	technique
	prices in	observable	unobservable	prices in	observable	unobservable
	active market	parameters	parameters	active market	parameters	parameters
in € m.	(Level 1)	(Level 2)	(Level 3)	(Level 1)	(Level 2)	(Level 3)
Financial assets held at fair value:
Trading assets	107,277	142,093	17,849	97,520	152,843	20,928
Positive market values from derivative financial instruments[1]	20,450	863,881	22,589	14,976	633,465	17,220
Financial assets designated at fair value through profit or loss	7,774	177,885	5,032	7,674	160,966	3,286
Financial assets available for sale	4,391	37,536	4,063	17,186	31,858	5,222

Total financial assets held at fair value	139,892	1,221,395	49,533	137,356	979,132	46,656

Financial liabilities held at fair value:
Trading liabilities	80,008	12,006	178	43,968	24,635	256
Negative market values from derivative financial instruments[1]	19,026	857,084	12,525	12,379	630,402	10,677
Financial liabilities designated at fair value through profit or loss	52	119,955	2,437	348	127,736	2,070
Investment contract liabilities[2]	—	6,476	—	—	7,898	—

Total financial liabilities held at fair value	99,086	995,521	15,140	56,695	790,671	13,003

[1]	Predominantly relates to derivatives held for trading purposes. Also includes derivatives designated in hedging relationships and derivatives which are embedded in contracts where the host contract is not held at fair value through profit or loss. These were classified as “Other financial assets/liabilities at fair value” in Note 14 “Financial Instruments carried at Fair Value” of the Financial Report 2010.

[2]	These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note 39 “Insurance and Investment Contracts” of the Financial Report 2010 for more detail on these contracts.

Deutsche Bank	Consolidated Financial Statements	74
Interim Report as of September 30, 2011	Information on the Balance Sheet (unaudited)
Total Level 3 assets increased during the nine months ended September 30, 2011. This change mainly resulted from an increase in Positive market values from derivative financial instruments which was mainly attributable to transfers from Level 2 into Level 3 due to decreased observability of input parameters and illiquidity. Partly offsetting this development was a decrease in Trading assets that were transferred from Level 3 to Level 2 primarily due to improved observability of input parameters. In addition, the increase in Financial assets designated at fair value through profit or loss is predominantly due to new loans and the reduction in available for sale assets during the period is mainly due to sales.
Total Level 3 liabilities increased during the nine months ended September 30, 2011. The increase is mainly attributable to transfers of derivative liabilities from Level 2 to Level 3 due to reduced observability of parameter inputs used to value these liabilities.
There have been no significant transfers of instruments between level 1 and level 2 of the fair value hierarchy during the period.
Problem Loans and IFRS Impaired Loans
As a result of consolidations the Group acquired certain loans for which a specific allowance had been established beforehand by the then consolidated entity. Such loans were taken onto the Group’s balance sheet at their fair values as determined by their expected cash flows which reflected the credit quality of these loans at the time of acquisition. As long as the cash flow expectations regarding these loans have not deteriorated since acquisition, the Group does not consider them to be impaired or problem loans.

	Sep 30, 2011			Dec 31, 2010
	Individually	Collectively		Individually	Collectively
in € m.	assessed	assessed	Total	assessed	assessed	Total
Nonaccrual loans	5,406	3,205	8,611	4,327	2,591	6,918

Loans 90 days or more past due and still accruing	135	482	617	44	258	302

Troubled debt restructurings	1,986	135	2,121	1,055	160	1,215

Total problem loans	7,528	3,822	11,350	5,426	3,009	8,435

thereof: IFRS impaired loans	5,216	3,270	8,486	3,552	2,713	6,265

Deutsche Bank	Consolidated Financial Statements	75
Interim Report as of September 30, 2011	Information on the Balance Sheet (unaudited)
Allowance for Credit Losses

Allowance for loan losses	Nine months ended Sep 30, 2011			Nine months ended Sep 30, 2010
	Individually	Collectively		Individually	Collectively
in € m.	assessed	assessed	Total	assessed	assessed	Total
Balance, beginning of year	1,643	1,653	3,296	2,029	1,314	3,343

Provision for loan losses	594	713	1,307	371	536	907

Net charge-offs	(434)	(282)	(716)	(239)	(280)	(519)
Charge-offs	(463)	(383)	(846)	(269)	(358)	(627)
Recoveries	29	101	130	30	78	108

Changes in the group of consolidated companies	—	—	—	—	—	—

Exchange rate changes/other	(30)	(44)	(74)	(67)	(7)	(74)

Balance, end of period	1,773	2,040	3,813	2,094	1,563	3,657

Allowance for off-balance sheet
positions	Nine months ended Sep 30, 2011			Nine months ended Sep 30, 2010
	Individually	Collectively		Individually	Collectively
in € m.	assessed	assessed	Total	assessed	assessed	Total
Balance, beginning of year	108	110	218	83	124	207

Provision for off-balance sheet positions	(2)	(5)	(7)	(19)	(20)	(39)

Usage	—	—	—	—	—	—

Changes in the group of consolidated companies	—	—	—	9	—	9

Exchange rate changes	(1)	(3)	(4)	1	5	6

Balance, end of period	105	102	207	74	109	183

Deutsche Bank	Consolidated Financial Statements	76
Interim Report as of September 30, 2011	Information on the Balance Sheet (unaudited)
Other Assets and Other Liabilities

in € m.	Sep 30, 2011	Dec 31, 2010
Other assets:
Brokerage and securities related receivables
Cash/margin receivables	69,235	46,132
Receivables from prime brokerage	8,621	11,324
Pending securities transactions past settlement date	7,504	4,834
Receivables from unsettled regular way trades	94,957	41,133

Total brokerage and securities related receivables	180,318	103,423

Accrued interest receivable	3,800	3,941

Assets held for sale	2,667	13,468

Other	38,487	28,397

Total other assets	225,271	149,229

in € m.	Sep 30, 2011	Dec 31, 2010
Other liabilities:
Brokerage and securities related payables
Cash/margin payables	59,566	42,596
Payables from prime brokerage	30,118	27,772
Pending securities transactions past settlement date	5,895	3,137
Payables from unsettled regular way trades	92,312	42,641

Total brokerage and securities related payables	187,890	116,146

Accrued interest payable	4,151	3,956

Liabilities held for sale	1,523	12,598

Other	54,273	49,127

Total other liabilities	247,837	181,827

Long-Term Debt

in € m.	Sep 30, 2011	Dec 31, 2010
Senior debt:
Bonds and notes
Fixed rate	99,839	105,711
Floating rate	47,193	51,596

Subordinated debt:
Bonds and notes
Fixed rate	7,154	7,213
Floating rate	5,002	5,140

Total long-term debt	159,188	169,660

Shares Issued and Outstanding

in million	Sep 30, 2011	Dec 31, 2010
Shares issued	929.5	929.5

Shares in treasury	30.4	10.4

— thereof buyback	29.8	10.0

— thereof other	0.6	0.4

Shares outstanding	899.1	919.1

Deutsche Bank	Consolidated Financial Statements	77
Interim Report as of September 30, 2011	Other Financial Information (unaudited)
Other Financial Information (unaudited)
Regulatory Capital
The following table presents the risk-weighted assets, regulatory capital and capital adequacy ratios for the Group of companies consolidated for regulatory purposes excluding transitional items pursuant to section 64h (3) of the German Banking Act. Amounts presented are pursuant to the capital framework presented in 2004 by the Basel Committee (“Basel II”) as adopted into German law by the German Banking Act and the Solvency Regulation (“Solvabilitätsverordnung”).

in € m.
(unless stated otherwise)	Sep 30, 2011	Dec 31, 2010
Credit risk	278,498	285,218

Market risk[1]	22,423	23,660

Operational risk	36,697	37,326

Total risk-weighted assets	337,618	346,204

Core Tier 1 capital	34,090	29,972

Additional Tier 1 capital	12,548	12,593

Tier 1 capital	46,638	42,565

Tier 2 capital	5,175	6,123

Tier 3 capital	—	—

Total regulatory capital	51,814	48,688

Core Tier 1 capital ratio	10.1%	8.7%

Tier 1 capital ratio	13.8%	12.3%

Total capital ratio	15.3%	14.1%

[1]	A multiple of the Group’s value-at-risk, calculated with a confidence level of 99 % and a ten-day holding period.
The following table presents a summary of the components of the Group’s Tier 1 and Tier 2 capital excluding transitional items pursuant to section 64h (3) of the German Banking Act.

in € m.	Sep 30, 2011	Dec 31, 2010
Tier 1 capital:
Core Tier 1 capital:
Common shares	2,380	2,380

Additional paid-in capital	23,627	23,515

Retained earnings, common shares in treasury, equity classified as obligation to purchase common shares, foreign currency translation, noncontrolling interests	27,841	24,797

Items to be fully deducted from Tier 1 capital pursuant to Section 10 (2a) KWG (inter alia goodwill and intangible assets)	(13,742)	(14,489)

Items to be partly deducted from Tier 1 capital pursuant to Section 10 (6) and (6a) KWG:
Deductible investments in banking, financial and insurance entities	(1,293)	(954)
Securitization positions not included in risk-weighted assets	(4,226)	(4,850)
Excess of expected losses over risk provisions	(497)	(427)

Items to be partly deducted from Tier 1 capital pursuant to Section 10 (6) and (6a) KWG	(6,016)	(6,231)

Core Tier 1 capital	34,090	29,972

Additional Tier 1 capital:
Noncumulative trust preferred securities[1]	12,548	12,593

Additional Tier 1 capital	12,548	12,593

Total Tier 1 capital	46,638	42,565

Tier 2 capital:
Unrealized gains on listed securities (45% eligible)	78	224

Profit participation rights	1,150	1,151

Cumulative trust preferred securities	298	299

Qualified subordinated liabilities	9,665	10,680

Items to be partly deducted from Tier 1 capital pursuant to Section 10 (6) and (6a) KWG	(6,016)	(6,231)

Total Tier 2 capital	5,175	6,123

[1]	Included €20 million silent participations both as of September 30, 2011 and as of December 31, 2010.

Deutsche Bank	Consolidated Financial Statements	78
Interim Report as of September 30, 2011	Other Financial Information (unaudited)
Basel II requires the deduction of goodwill from Tier 1 capital. However, for a transitional period, section 64h (3) of the German Banking Act allows the partial inclusion of certain goodwill components in Tier 1 capital. While such goodwill components are not included in the regulatory capital and capital adequacy ratios shown above, the Group makes use of this transition rule in its capital adequacy reporting to the German regulatory authorities.
As of September 30, 2011, the transitional item amounted to €315 million. In the Group’s reporting to the German regulatory authorities, the Tier 1 capital, total regulatory capital and the total risk-weighted assets shown above were increased by this amount. Correspondingly, the Group’s reported Tier 1 and total capital ratios including this item were 13.9 % and 15.4%, respectively, at the end of the quarter.
Commitments and Contingent Liabilities
In the normal course of business the Group enters regularly into irrevocable lending commitments as well as lending-related contingent liabilities consisting of financial and performance guarantees, standby letters of credit and indemnity agreements on behalf of its customers. Under these contracts the Group is required to perform under an obligation agreement or to make payments to the beneficiary based on a third party’s failure to meet its obligations. For these instruments it is not known to the Group in detail, if, when and to what extent claims will be made. The Group considers these instruments in monitoring its credit exposure and may agree upon collateral to mitigate inherent credit risk. If the credit risk monitoring provides sufficient evidence of a loss from an expected claim, a provision is established and recorded on the balance sheet.
The following table shows the Group’s irrevocable lending commitments and lending-related contingent liabilities without considering collateral or provisions. It shows the maximum potential impact to the Group in the event that all of these liabilities must be fulfilled. The table does not show the expected future cash outflows from these obligations as many of them will expire without being drawn, arising claims will be honored by the customers, or such claims may be recovered from proceeds from obtained collateral.

in € m.	Sep 30, 2011	Dec 31, 2010
Irrevocable lending commitments	128,426	123,881

Contingent liabilities	70,149	68,055

Total	198,575	191,936

Deutsche Bank	Consolidated Financial Statements	79
Interim Report as of September 30, 2011	Other Financial Information (unaudited)
Other Contingencies
Litigation
The Group operates in a legal and regulatory environment that exposes it to significant litigation risks. As a result, the Group is involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. The Group provides for potential losses that may arise out of contingencies, including contingencies in respect of such matters, when there is a present obligation that is probable to result in an economic outflow and that can be reliably estimated.
Contingencies in respect of legal matters are subject to many uncertainties and the outcome of individual matters is not predictable with assurance. Significant judgment is required in assessing probability and making estimates in respect of contingencies, and the Group’s final liabilities may ultimately be materially different. The Group’s total liability recorded in respect of litigation, arbitration and regulatory proceedings is determined on a case-by-case basis and represents where appropriate an estimate of the probable economic outflow after considering, among other factors, the progress of each case, the Group’s experience and the experience of others in similar cases, and the opinions and views of legal counsel. Although the final resolution of any such matters could have a material effect on the Group’s consolidated operating results for a particular reporting period, the Group believes that it will not materially affect its consolidated financial position. In extremely rare cases where losses are probable it may not be possible to reliably estimate the losses.
Described below are the Group’s significant legal proceedings. Given the uncertainties inherent in legal proceedings described above, it is not practicable for the Group to estimate the ultimate financial effect of such proceedings. Additionally, certain information regarding such proceedings has not been disclosed because the Group has concluded that the disclosure can be expected to seriously prejudice their outcome.
Kirch Litigation. In May 2002, Dr. Leo Kirch personally and as an assignee of two entities of the former Kirch Group, i.e., PrintBeteiligungs GmbH and the group holding company TaurusHolding GmbH & Co. KG, initiated legal action against Dr. Rolf-E. Breuer and Deutsche Bank AG alleging that a statement made by Dr. Breuer (then the Spokesman of Deutsche Bank AG’s Management Board) in an interview with Bloomberg television on February 4, 2002 regarding the Kirch Group was in breach of laws and resulted in financial damage.
On January 24, 2006, the German Federal Supreme Court sustained the action for the declaratory judgment only in respect of the claims assigned by PrintBeteiligungs GmbH. Such action and judgment did not require a proof of any loss caused by the statement made in the interview. PrintBeteiligungs GmbH is the only company of the Kirch Group which was a borrower of Deutsche Bank AG. Claims by Dr. Kirch personally and by TaurusHolding GmbH & Co. KG were dismissed. In May 2007, Dr. Kirch filed an action for payment of approximately €1.3 billion plus interest as assignee of PrintBeteiligungs GmbH against Deutsche Bank AG and Dr. Breuer. On February 22, 2011, the District Court Munich I dismissed the lawsuit in its entirety. Dr. Kirch has filed an appeal against the decision. In these proceedings Dr. Kirch has to prove that such statement caused financial damages to PrintBeteiligungs GmbH and the amount thereof.

Deutsche Bank	Consolidated Financial Statements	80
Interim Report as of September 30, 2011	Other Financial Information (unaudited)
On December 31, 2005, KGL Pool GmbH filed a lawsuit against Deutsche Bank AG and Dr. Breuer. The lawsuit is based on alleged claims assigned from various subsidiaries of the former Kirch Group. KGL Pool GmbH seeks a declaratory judgment to the effect that Deutsche Bank AG and Dr. Breuer are jointly and severally liable for damages as a result of the interview statement and the behavior of Deutsche Bank AG in respect of several subsidiaries of the Kirch Group. In December 2007, KGL Pool GmbH supplemented this lawsuit by a motion for payment of approximately €2.0 billion plus interest as compensation for the purported damages which two subsidiaries of the former Kirch Group allegedly suffered as a result of the statement by Dr. Breuer. On March 31, 2009 the District Court Munich I dismissed the lawsuit in its entirety. The plaintiff appealed the decision. The appellate court has begun taking evidence and recommended that the parties consider a settlement of all legal proceedings pending between Deutsche Bank and Dr. Kirch and related parties. Deutsche Bank holds the view that the claims have no basis and neither the causality of the interview statement for any damages nor the scope of the claimed damages has been sufficiently substantiated. Dr. Kirch passed away in July 2011. The death of Dr. Kirch has no impact on the proceedings.
Asset Backed Securities Matters. Deutsche Bank AG, along with certain affiliates (collectively referred to as “Deutsche Bank”), has received subpoenas and requests for information from certain regulators and government entities concerning its activities regarding the origination, purchase, securitization, sale and trading of asset backed securities, asset backed commercial paper and credit derivatives, including, among others, residential mortgage backed securities, collateralized debt obligations and credit default swaps. Deutsche Bank is cooperating fully in response to those subpoenas and requests for information. Deutsche Bank has also been named as defendant in various civil litigations (including putative class actions), brought under federal and state securities laws and state common law, related to residential mortgage backed securities. Included in those litigations are (1) a putative class action pending in California Superior Court in Los Angeles County regarding the role of Deutsche Bank’s subsidiary Deutsche Bank Securities Inc. (“DBSI”), along with other financial institutions, as an underwriter of offerings of certain securities issued by Countrywide Financial Corporation or an affiliate (“Countrywide”), as to which there is a settlement agreement that has been preliminarily but not yet finally approved by the Court, and two putative class actions, one pending in the United States District Court for the Central District of California and one pending in the Superior Court of Los Angeles County, California, regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by Countrywide; (2) a putative class action pending in the United States District Court for the Southern District of New York regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of IndyMac MBS, Inc.; (3) a putative class action pending in the United States District Court for the Northern District of California regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of Wells Fargo Asset Securities Corporation, as to which there is a settlement agreement that has not yet been finally approved by the Court; (4) a putative class action in the United States District Court for the Southern District of New York regarding the role of a number of financial institutions, including DBSI, as underwriter, of certain mortgage pass-through certificates issued by affiliates of Residential Accredit Loans, Inc.; (5) a putative class action pending in the United States District Court for the Southern District of New York regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of Novastar Mortgage Funding Corporation; (6) a lawsuit filed by the Federal Home Loan Bank of San Francisco (“FHLB SF”) pending in the United States District Court for the Northern District of California regarding the role of a number of financial institutions, including certain affiliates of Deutsche Bank, as issuer and underwriter of certain mortgage pass-through certificates purchased by FHLB SF; (7) a lawsuit filed by Dexia SA/NV and affiliated entities pending in the United States District Court for the Southern District of New York regarding the role of certain affiliates of Deutsche Bank, including DBSI, as issuer and underwriter of certain mortgage pass-through securities; (8) a lawsuit filed by Allstate Insurance

Deutsche Bank	Consolidated Financial Statements	81
Interim Report as of September 30, 2011	Other Financial Information (unaudited)
Company pending in New York State Supreme Court regarding the role of certain affiliates of Deutsche Bank, including DBSI, as issuer and underwriter of certain mortgage pass-through securities; (9) lawsuits filed by the Federal Housing Financing Agency, as conservator to the Federal National Mortgage Association and the Federal Home Loan Mortgage Association, pending in the United States District Court for the Southern District of New York regarding the role of certain affiliates of Deutsche Bank, including DBSI, as issuer and underwriter of certain mortgage pass-through securities, and the role of DBSI as an underwriter of offerings of certain mortgage pass-through certificates issued by Countrywide and Societé Générale; (10) two lawsuits filed by Assured Guaranty Municipal Corporation (AGM) in New York State Supreme Court and one lawsuit filed by AGM in California Superior Court regarding the role of certain Deutsche Bank affiliates, including DBSI, as issuer or underwriter of certain mortgage pass-through securities that were insured by AGM; and (11) a lawsuit filed by the Loreley Financing (Jersey) entities pending in New York State Supreme Court regarding the role of DBSI as issuer and underwriter of certain collateralized debt obligations. In addition, certain affiliates of Deutsche Bank, including DBSI, have been named in a putative class action pending in the United States District Court for the Eastern District of New York regarding their roles as issuer and underwriter of certain mortgage pass-through securities. These civil litigations are in various stages up to discovery.
From 2005 through 2008, as part of Deutsche Bank’s U.S. residential mortgage loan business, Deutsche Bank sold approximately U.S.$84 billion of private label securities and U.S.$71 billion of loans through whole loan sales, including to U.S. government-sponsored entities such as the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association. Deutsche Bank has been presented with demands to repurchase loans or indemnify purchasers, other investors or financial insurers with respect to losses allegedly caused by material breaches of representations and warranties. Deutsche Bank’s general practice is to process valid repurchase claims that are presented in compliance with contractual rights. Where Deutsche Bank believes no such valid basis for repurchase claims exists, Deutsche Bank rejects them and no longer considers them outstanding for our tracking purposes. As of September 30, 2011, Deutsche Bank has approximately U.S.$508 million of pending mortgage repurchase demands (based on original principal balance of the loans). Against these claims, Deutsche Bank has established reserves that are not material and that Deutsche Bank believes to be adequate. As of September 30, 2011, Deutsche Bank has completed repurchases and otherwise settled claims on loans with an original principal balance of approximately U.S.$2.3 billion. In connection with those repurchases and settlements, Deutsche Bank has obtained releases for potential claims on approximately U.S.$39.4 billion of loans sold by us as described above.

Deutsche Bank	Consolidated Financial Statements	82
Interim Report as of September 30, 2011	Other Financial Information (unaudited)
Auction Rate Securities. Deutsche Bank AG and DBSI are the subjects of a putative class action, filed in the United States District Court for the Southern District of New York, asserting various claims under the federal securities laws on behalf of all persons or entities who purchased and continue to hold auction rate preferred securities and auction rate securities (together “ARS”) offered for sale by Deutsche Bank AG and DBSI between March 17, 2003 and February 13, 2008. On December 9, 2010, the court dismissed the putative class action with prejudice. By agreement, the plaintiff has until November 18, 2011 to file a notice of appeal of the dismissal. Deutsche Bank AG, DBSI and/or Deutsche Bank Alex. Brown, a division of DBSI, have also been named as defendants in 19 individual actions asserting various claims under the federal securities laws and state common law arising out of the sale of ARS. Of those 19 actions, eleven are pending and eight have been resolved and dismissed with prejudice. Deutsche Bank AG was also named as a defendant, along with ten other financial institutions, in two putative class actions, filed in the United States District Court for the Southern District of New York, asserting violations of the antitrust laws. The putative class actions allege that the defendants conspired to artificially support and then, in February 2008, restrain the ARS market. On or about January 26, 2010, the court dismissed the two putative class actions. The plaintiffs have filed appeals of the dismissals.
Deutsche Bank AG and DBSI have also been the subjects of proceedings by state and federal securities regulatory and enforcement agencies relating to the marketing and sale of ARS. In August 2008, Deutsche Bank AG and its subsidiaries entered into agreements in principle with the New York Attorney General’s Office (“NYAG”) and the North American Securities Administration Association, representing a consortium of other states and U.S. territories, pursuant to which Deutsche Bank AG and its subsidiaries agreed to purchase from their retail, certain smaller and medium-sized institutional, and charitable clients, ARS that those clients purchased from Deutsche Bank AG and its subsidiaries prior to February 13, 2008; to work expeditiously to provide liquidity solutions for their larger institutional clients who purchased ARS from Deutsche Bank AG and its subsidiaries; to pay an aggregate penalty of U.S.$15 million to state regulators; and to be subject to state orders requiring future compliance with applicable state laws. On June 3, 2009, DBSI finalized settlements with the NYAG and the New Jersey Bureau of Securities that were consistent with the August 2008 agreements in principle, and DBSI entered into a settlement with the Securities and Exchange Commission (“SEC”) that incorporated the terms of the agreements in principle with the states. DBSI has since entered into settlement orders and paid the applicable share of the U.S.$15 million penalty to all but one of the states and territorial agencies.

Deutsche Bank	Consolidated Financial Statements	83
Interim Report as of September 30, 2011	Other Financial Information (unaudited)
Trust Preferred Securities. Deutsche Bank AG and certain of its affiliates and officers are the subject of a consolidated putative class action, filed in the United States District Court for the Southern District of New York, asserting claims under the federal securities laws on behalf of persons who purchased certain trust preferred securities issued by Deutsche Bank and its affiliates between October 2006 and May 2008. Claims are asserted under Sections 11, 12(a)(2), and 15 of the Securities Act of 1933 that registration statements and prospectuses for such securities contained material misstatements and omissions. An amended and consolidated class action complaint was filed on January 25, 2010. On August 19, 2011, the court granted in part and denied in part the defendants’ motion to dismiss. Defendants have moved for reconsideration of the portion of the decision denying the motion to dismiss. On September 20, 2011, plaintiffs filed a second amended complaint, which no longer includes claims based on the October 2006 issuance of securities.
MortgageIT/Department of Justice. On May 3, 2011, the United States Department of Justice (“USDOJ”) filed a civil action against Deutsche Bank AG and MortgageIT, Inc. in the United States District Court for the Southern District of New York. The USDOJ filed an amended complaint on August 22, 2011. The amended complaint, which asserts claims under the U.S. False Claims Act and common law, alleges that Deutsche Bank AG, Deutsche Bank Securities Inc., DB Structured Products, Inc. and MortgageIT, Inc. submitted false certifications to the Department of Housing and Urban Development’s Federal Housing Administration (“FHA”) concerning MortgageIT, Inc.’s compliance with FHA requirements for quality controls and concerning whether individual loans qualified for FHA insurance. As set forth in the amended complaint, the FHA has paid U.S.$368 million in insurance claims on mortgages that are allegedly subject to false certifications. The amended complaint seeks recovery of treble damages and indemnification of future losses on loans insured by FHA, and as set forth in the filings, the government seeks over U.S.$1 billion in damages. On September 23, 2011, the defendants filed a motion to dismiss the amended complaint, which motion currently is pending

Deutsche Bank	Consolidated Financial Statements	84
Interim Report as of September 30, 2011	Other Financial Information (unaudited)
Related Party Transactions
Transactions with related parties are made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other parties.
Transactions with Key Management Personnel
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of Deutsche Bank Group, directly or indirectly. The Group considers the members of the Management Board as currently mandated and the Supervisory Board to constitute key management personnel for purposes of IAS 24. Among the Group’s transactions with key management personnel as of September 30, 2011, were loans and commitments of €8 million and deposits of €12 million. As of December 31, 2010, there were loans and commitments of €10 million and deposits of €9 million among the Group’s transactions with key management personnel. In addition, the Group provides banking services, such as payment and account services as well as investment advice, to key management personnel and their close family members.
In the first quarter of 2011 and during 2010, a member of key management personnel received payments from a Group company. At the time the contractual arrangement was executed the payor company was not included in the Group of consolidated companies. In the second and third quarter of 2011 this member did not receive any payments.
Transactions with Subsidiaries, Joint Ventures and Associates
Transactions between Deutsche Bank AG and its subsidiaries meet the definition of related party transactions. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Group and its associated companies and joint ventures also qualify as related party transactions. Pursuant to a revised version of IAS 24, “Related Party Disclosures” (“IAS 24 R”) the definition of a related party has been amended, in part, to clarify that an associate includes subsidiaries of an associate and a joint venture includes subsidiaries of the joint venture. IAS 24 R was applied retrospectively for 2010.

Deutsche Bank	Consolidated Financial Statements	85
Interim Report as of September 30, 2011	Other Financial Information (unaudited)
Loans
In the nine months ended September 30, 2011, and in the year 2010 loans issued and guarantees granted to related parties developed as follows.

	Associated companies and
	other related parties
in € m.	Sep 30, 2011	Dec 31, 2010[1]
Loans outstanding, beginning of period	4,329	1,002

Loans issued during the period	1,011	3,585

Loan repayments during the period	139	148

Changes in the group of consolidated companies[2]	(13)	(126)

Exchange rate changes/other	(67)	16

Loans outstanding, end of period[3]	5,121	4,329

Other credit risk related transactions:

Allowance for loan losses	33	32

Provision for loan losses	—	26

Guarantees and commitments[4]	197	255

[1]	Prior year numbers were adjusted as a result of the adoption of IAS 24 R.

[2]	In 2011, one entity that was accounted for using the equity method was sold and one joint venture was fully consolidated. In 2010, some entities were fully consolidated. Therefore, loans issued to these investments were eliminated on consolidation.

[3]	Loans past due were nil as of September 30, 2011, and December 31, 2010. Loans included loans to joint ventures of €20 million as of September 30, 2011, and €17 million as of December 31, 2010.

[4]	Includes financial and performance guarantees, standby letters of credit, indemnity agreements and irrevocable lending-related commitments.
Deposits
In the nine months ended September 30, 2011, and in the year 2010 deposits received from related parties developed as follows.

	Associated companies and
	other related parties
in € m.	Sep 30, 2011	Dec 31, 2010[1]
Deposits, beginning of period	220	369

Deposits received during the period	210	162

Deposits repaid during the period	165	220

Changes in the group of consolidated companies[2]	(0)	(93)

Exchange rate changes/other	(0)	2

Deposits, end of period	265	220

[1]	Prior year numbers were adjusted as a result of the adoption of IAS 24 R.

[2]	In 2010, some entities were fully consolidated. Therefore, deposits received from these investments were eliminated on consolidation.
Other Transactions
Trading assets and positive market values from derivative financial transactions with associated companies amounted to €213 million as of September 30, 2011, and €149 million as of December 31, 2010. Trading liabilities and negative market values from derivative financial transactions with associated companies amounted to €8 million as of September 30, 2011, and
€15 million as of December 31, 2010.
Transactions with Pension Plans
The Group has business relationships with a number of its pension plans pursuant to which it provides financial services to these plans, including investment management. Pension funds may hold or trade Deutsche Bank AG shares or securities. As of September 30, 2011, transactions with these plans were not material for the Group.

Deutsche Bank	Consolidated Financial Statements	86
Interim Report as of September 30, 2011	Other Financial Information (unaudited)
Business Combinations
Deutsche Postbank
Please refer to Note 04 “Acquisitions and Dispositions” of the Financial Report 2010 for a comprehensive discussion of the Group’s step acquisition of a controlling interest in Deutsche Postbank AG (“Postbank”) on December 3, 2010 (the “acquisition date”).
Due to closing of this business combination shortly before year-end and given its complexity, the initial accounting for the Postbank acquisition was not finalized at December 31, 2010. The initial acquisition accounting including the allocation of the consideration transferred may be modified during the period through December 3, 2011, as more information is obtained about the facts and circumstances existing at the acquisition date.
During the first nine months of 2011, the Group reduced the preliminary acquisition-date fair value of Postbank’s net assets by €67 million. The net decrease mainly related to adjustments made to the acquisition-date fair values of separately identified intangible assets and certain assets the Group had acquired with a view to immediate resale, refinements to the provisional amounts of the acquired loan and securities portfolio as well as adjustments to the acquisition-date fair value of certain liabilities identified in the opening balance sheet of Postbank. Accordingly, the initial amount of goodwill recognized at December 31, 2010 of €2,049 million increased during the first nine months of 2011 by €53 million to €2,102 million and the noncontrolling interest in Postbank was reduced by €14 million. In connection with these adjustments, the Group recorded income before income taxes of €27 million in the first nine months of 2011. Refinements relating to the amortization of initial fair value adjustments from the purchase price allocation resulted in income before income taxes of €125 million in the third quarter 2011.
As of the reporting date, the initial acquisition accounting is not yet finalized and therefore potential additional refinements in the fourth quarter may further influence the Group’s income statement and the amount of goodwill and noncontrolling interest recognized in Postbank. Given the complexity and size of the transaction, an incremental approach had to be chosen to calculate the refinements. The finalization of the purchase price allocation in the fourth quarter will primarily relate to the customer business.
Postbank contributed net revenues and net income after tax (including amortization of fair value adjustments from the preliminary purchase price allocation and the above mentioned adjustments) of €3.6 billion and €609 million, respectively, to the Group’s income statement for the first nine months 2011. Net revenues included impairment charges of €330 million related to Greek government bonds, which resulted in a negative €232 million impact on net income after tax.
ABN AMRO
Please refer to Note 04 “Acquisitions and Dispositions” of the Financial Report 2010 for a comprehensive discussion of Deutsche Bank’s acquisition of parts of ABN AMRO Bank N.V.’s (“ABN AMRO”) commercial banking activities in the Netherlands on April 1, 2010 (the “acquisition date”).
At year-end 2010, the initial acquisition accounting for the business combination had not been finalized, in particular pending the finalization of fair value adjustments for certain parts of the opening balance sheet of the acquired businesses. The allocation of the consideration transferred to the acquisition-date fair value of net assets acquired had resulted in preliminary negative goodwill of €216 million which was recognized in the Group’s income statement for 2010.

Deutsche Bank	Consolidated Financial Statements	87
Interim Report as of September 30, 2011	Other Financial Information (unaudited)
Finalizing the initial acquisition accounting for the business combination at March 31, 2011 resulted in a reduction of €24 million in the acquisition-date fair value of net assets acquired. Accordingly, the preliminary negative goodwill of €216 million was reduced to €192 million. Pursuant to IFRS 3, the finalization of the purchase price allocation had to be applied retrospectively as of the acquisition date. Therefore, retained earnings as of December 31, 2010 were reduced by €24 million.
The final summary computation of the consideration transferred and its allocation to net assets acquired as of the acquisition date is presented below.
Fair Value of Assets Acquired and Liabilities Assumed as of the Acquisition Date

in € m.
Consideration transferred

Cash consideration transferred	700

Purchase price adjustment	(13)

Total purchase consideration	687

Recognized amounts of identifiable assets acquired and liabilities assumed[1]

Cash and cash equivalents	113

Interest-earning time deposits with banks	71

Financial assets at fair value through profit or loss	779

Loans	9,802

Intangible assets	168

All other assets	810

Deposits	8,211

Financial liabilities at fair value through profit or loss	895

All other liabilities	1,758

Total identifiable net assets	879

Negative Goodwill	192

Total identifiable net assets acquired, less Negative Goodwill	687

[1]	By major class of assets acquired and liabilities assumed.
ABN AMRO contributed net revenues and a net loss after tax of €422 million and €103 million, respectively, to the Group’s income statement for the first nine months of 2011. This includes the amortization of fair value adjustments from the purchase price allocation and an adjustment in the third quarter 2011 to the amortization of an upfront premium included in the purchase consideration representing credit protection to be provided by the seller. The latter adjustment in the third quarter was reflected in noninterest expenses and included charges of €53 million related to the year 2010 (within segment reporting assigned to C&A) and €34 million related to the first half of 2011 (in segment reporting recorded in GTB). The respective amortization expense for the third quarter 2011 amounted to €39 million.
Sal. Oppenheim
Refer to Note 04 “Acquisitions and Dispositions” of the Financial Report 2010 for a comprehensive discussion of Deutsche Bank’s acquisition of the Sal. Oppenheim Group (“Sal. Oppenheim”) as of January 29, 2010 (the “acquisition date”). Based on information obtained about the facts and circumstances existing at the acquisition date, the initial acquisition accounting for this transaction was finalized in the first quarter 2011.

Deutsche Bank	Consolidated Financial Statements	88
Interim Report as of September 30, 2011	Other Financial Information (unaudited)
Significant Transactions
Hua Xia Bank
On May 6, 2010, Deutsche Bank announced that it had signed a binding agreement to subscribe for newly issued shares in Hua Xia Bank Co. Ltd. (“Hua Xia Bank”) for a total subscription price of RMB 5.6 billion (€587 million). Deutsche Bank’s subscription is part of a private placement of Hua Xia Bank shares to its three largest shareholders with an overall issuance value of up to RMB 20.8 billion (€2.2 billion). Upon final settlement of the transaction, which was effective with the registration of the new shares on April 26, 2011, this investment increased Deutsche Bank’s existing equity stake in Hua Xia Bank from 17.12% to 19.99% of issued capital.
The purchase of the newly issued shares was subject to substantive regulatory approvals to be granted by various Chinese regulatory agencies. The last substantive regulatory approval, which resulted in Deutsche Bank having a claim to receive the additional shares and the associated voting rights, was received on February 11, 2011.
Upon this date, the new shares to be issued have been taken into consideration when assessing Deutsche Bank’s level of influence in accordance with IAS 28, “Investments in Associates”, because they represent potential voting rights.
As of February 11, 2011, Deutsche Bank’s influence was represented by the existing voting rights of 17.12% and the potential voting rights of 2.87% . The resulting 19.99% of the voting power is considered to evidence significant influence because it is materially equal to the 20% of the voting power upon which significant influence is generally presumed to exist. Furthermore, Deutsche Bank’s significant influence is evidenced by the fact that Deutsche Bank has successfully negotiated its stake increase with Hua Xia Bank’s management and the other stakeholders and is represented on four of six of Hua Xia Bank Board Committees.
The equity method of accounting has been applied from February 11, 2011.
Upon reclassifying the investment from Financial assets available for sale to Equity method investments in the first quarter 2011, Deutsche Bank used the remeasurement approach by analogy to IFRS 3R, “Business Combinations”. As a result unrealized net gains of €263 million previously recorded in Other comprehensive income were reclassified into Net gains (losses) on financial assets available for sale in the income statement.
The reclassification of the investment and the increase of the equity stake resulted in an increase of the balance sheet position Equity method investments by €1.9 billion as of September 30, 2011.

Deutsche Bank	Consolidated Financial Statements	89
Interim Report as of September 30, 2011	Other Financial Information (unaudited)
Assets Held for Sale
Assets Held for Sale at the Reporting Date
The Group valued its disposal groups and non-current assets classified as held for sale at the lower of their carrying amount or fair value less costs to sell. Financial instruments were measured in accordance with the general provisions of IAS 39.
Total assets held for sale amounted to €2.7 billion as of September 30, 2011 (December 31, 2010: €13.5 billion), and are reported in Other assets.
As of September 30, 2011, unrealized net gains of €7 million (December 31, 2010: unrealized net losses of €11 million) relating to non-current assets and disposal groups classified as held for sale, were recognized directly in Accumulated other comprehensive income (loss). These unrealized net gains will remain in equity until the assets are sold, at which time the gains will be reclassified from equity to profit or loss.
On March 14, 2011, Deutsche Bank announced that it is selling its Group headquarters in Frankfurt am Main to a closed-end real estate fund to be launched by DWS Finanz-Service GmbH. Deutsche Bank will continue to use the building on the basis of a long-term lease. The transaction is expected to close within one year. Accordingly, the Group classified a disposal group as held for sale which is allocated to the Group Division Corporate Investments. The classification as held for sale resulted in an impairment loss of €34 million in the first quarter 2011, which was included in Other income. To reflect the expected sales price, the assets were again valued at fair value less cost to sell during the second quarter 2011 which led to an additional impairment loss of €13 million included in Other income.
During the first nine month of 2011, the Group classified a disposal group allocated to the Corporate Division Corporate Banking & Securities as held for sale. The disposal group consists of €2 billion assets and €1.5 billion liabilities as of September 30, 2011. The assets mainly include traded loans, mortgage servicing rights and financial guarantees. The disposal group is expected to be sold within one year. The classification to held for sale did not have a material effect on goodwill and the Group’s income statement for the nine months ended September 30, 2011.

Deutsche Bank	Consolidated Financial Statements	90
Interim Report as of September 30, 2011	Other Financial Information (unaudited)
In 2011, the Group additionally classified an investment in an associate and several disposal groups allocated to the Corporate Division Corporate Banking & Securities as held for sale. These assets are expected to be sold within one year. The classification did not result in any impairment loss.
Changes in Classification
BHF-BANK
As of December 31, 2010, the Group had classified its investment in BHF-BANK AG (“BHF-BANK”) as a disposal group allocated to the Group Division Corporate Investments held for sale because of exclusive sale negotiations held with Liechtenstein’s LGT Group (“LGT”). Classification as held for sale triggered an impairment loss of €62 million before tax which was recognized in Other income during the fourth quarter 2010. Recognition of this impairment also resulted in a release of €16 million of deferred tax liabilities.
On April 18, 2011, Deutsche Bank and LGT announced that they ended negotiations on the sale of BHF-BANK. The parties decided not to pursue the transaction further following discussions between themselves and with the competent supervisory authorities. Accordingly, from the date of the announcement all assets and liabilities of the BHF-BANK disposal group were no longer classified as held for sale. The change in classification did not have any material effect on valuation.
On July 7, 2011, the Group announced that it had commenced negotiations for the sale of BHF-BANK with RHJ International, through its wholly owned subsidiary Kleinwort Benson Group. Although negotiations are exclusive, completion of the sale is dependent on formal approvals. Given the uncertainty created by outstanding substantive approvals, the Group does not consider held for sale classification appropriate and will not reclassify the disposal group as held for sale until such approvals are given.
Disposals
In 2011, the Group sold an investment in an associate and several disposal groups that were allocated to the Corporate Division Corporate Banking & Securities and previously classified as held for sale.
During the first nine months of 2011, the Group sold a subsidiary and several assets held for sale that were allocated to the Corporate Division Asset and Wealth Management. The assets held for sale were previously acquired as part of the acquisition of the Sal. Oppenheim Group.

Deutsche Bank	Consolidated Financial Statements	91
Interim Report as of September 30, 2011	Other Financial Information (unaudited)
In June 2011, the Group sold a business allocated to the Corporate Division Private & Business Clients that was previously classified as a disposal group held for sale. The classification as a disposal group with a related goodwill of €5 million resulted in an impairment loss of €3 million recognized in the second quarter 2011 and was included in Other income.
In March 2011, the Group sold Postbank’s Indian subsidiary Deutsche Postbank Home Finance Ltd. which was allocated to the Corporate Division Private & Business Clients. With the acquisition of a majority shareholding in Postbank on December 3, 2010, the Group had also obtained control over this subsidiary.
Events after the Reporting Date
After the balance sheet date no significant events occurred, which had a significant impact on our results of operations, financial position and net assets.

Deutsche Bank	Other Information (unaudited)	92
Interim Report as of September 30, 2011	Target Definitions
Other Information (unaudited)
Target Definitions
This document and other documents the Group has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of the Group’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group’s financial statements. The Group refers to the definitions of certain adjustments as “target definitions” because the Group has in the past used and may in the future use the non-GAAP financial measures based on them to measure its financial targets.
The Group’s non-GAAP financial measures that relate to earnings use target definitions that adjust IFRS financial measures to exclude certain significant gains (such as gains from the sale of industrial holdings, businesses or premises) and certain significant charges (such as charges from restructuring, impairments of intangible assets or litigation) if such gains or charges are not indicative of the future performance of the Group’s core businesses.
Pre-Tax Return on Average Active Equity (Target Definition)
The over-the-cycle pre-tax return on average active equity non-GAAP financial measure is based on IBIT attributable to Deutsche Bank shareholders, as a percentage of the Group’s average active equity, as defined below. For comparison, also presented are the pre-tax return on average shareholders’ equity, which is defined as IBIT attributable to Deutsche Bank shareholders (i.e., excluding pre-tax noncontrolling interests), as a percentage of average shareholders’ equity, and the pre-tax return on average active equity, which is defined as IBIT attributable to Deutsche Bank shareholders (i.e., excluding pre-tax noncontrolling interests), as a percentage of average active equity.

Deutsche Bank	Other Information (unaudited)	93
Interim Report as of September 30, 2011	Target Definitions
IBIT attributable to Deutsche Bank Shareholders (Target Definition): The IBIT attributable to Deutsche Bank shareholders non-GAAP financial measure is based on income before income taxes attributable to Deutsche Bank shareholders (i.e., excluding pre-tax noncontrolling interests), adjusted for certain significant gains and charges as follows.

	Three months ended		Nine months ended
in € m.	Sep 30, 2011	Sep 30, 2010	Sep 30, 2011	Sep 30, 2010
Income (loss) before income taxes (IBIT)	942	(1,048)	5,741	3,268

Less pre-tax noncontrolling interests	(30)	5	(173)	(17)

IBIT attributable to Deutsche Bank shareholders	912	(1,043)	5,568	3,251

Add (deduct):
Certain significant gains (net of related expenses)	—	—	(236)[1]	(208)[2]
Certain significant charges	—	2,338 [3]	—	2,338 [3]

IBIT attributable to Deutsche Bank shareholders (target definition)	912	1,295	5,332	5,382

[1]	Positive impact of €236 million related to Deutsche Bank’s stake in Hua Xia Bank (PBC) for which equity method accounting was applied.

[2]	Gain from the recognition of negative goodwill related to the acquisition of parts of ABN AMRO’s commercial banking activities in the Netherlands of €208 million.

[3]	Charge related to the investment in Deutsche Postbank AG (Corporate Investments) of €2,338 million.
Average Active Equity: The Group calculates active equity to make comparisons to its competitors easier and refers to active equity in several ratios. However, active equity is not a measure provided for in IFRS and you should not compare the Group’s ratios based on average active equity to other companies’ ratios without considering the differences in the calculation. The items for which the Group adjusts the average shareholders’ equity are average accumulated other comprehensive income (loss) excluding foreign currency translation (all components net of applicable taxes), as well as average dividends, for which a proposal is accrued on a quarterly basis and which are paid after the approval by the Annual General Meeting following each year. Tax rates applied in the calculation of average active equity are those used in the financial statements for the individual items and not an average overall tax rate.

	Three months ended		Nine months ended
in € m. (unless stated otherwise)	Sep 30, 2011	Sep 30, 2010	Sep 30, 2011	Sep 30, 2010
Average shareholders’ equity	50,669	40,608	50,054	39,474

Add (deduct):
Average accumulated other comprehensive income excluding foreign currency translation, net of applicable tax[1]	475	(29)	385	93
Average dividend accruals	(436)	(291)	(610)	(407)

Average active equity	50,708	40,288	49,829	39,160

Pre-tax return on average shareholders’ equity	7.2%	(10.3)%	14.8%	11.0%

Pre-tax return on average active equity	7.2%	(10.4)%	14.9%	11.1%

Pre-tax return on average active equity (target definition)	7.2%	12.9%	14.3%	18.3%

[1]	The tax effect on average accumulated other comprehensive income (loss) excluding foreign currency translation was € (320) million and € (335) million for the three and nine months ended September 30, 2011, respectively. For the three and nine months ended September 30, 2010, the tax effect was € (405) million and € (404) million, respectively.

Deutsche Bank	Other Information (unaudited)	94
Interim Report as of September 30, 2011	Target Definitions
Leverage Ratio (Target Definition)
A leverage ratio is calculated by dividing total assets by total equity. The Group discloses an adjusted leverage ratio, which is calculated using a target definition, for which the following adjustments are made to the reported IFRS assets and equity:
—	Total assets under IFRS are adjusted to reflect additional netting provisions to obtain total assets adjusted. Under IFRS offsetting of financial assets and financial liabilities is required when an entity, (1) currently has a legally enforceable right to set off the recognized amounts; and (2) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. IFRS specifically focuses on the intention to settle net in the ordinary course of business, irrespective of the rights in default. As most derivative contracts covered by a master netting agreement do not settle net in the ordinary course of business they must be presented gross under IFRS. Repurchase and reverse repurchase agreements are also presented gross, as they also do not settle net in the ordinary course of business, even when covered by a master netting agreement. It has been industry practice in the U.S. to net the receivables and payables on unsettled regular way trades. This is not permitted under IFRS. The Group makes the netting adjustments described above in calculating the target definition of the leverage ratio.

—	Total equity under IFRS is adjusted to reflect pro-forma fair value gains and losses on the Group’s own debt (post-tax, estimate assuming that substantially all of the Group’s own debt was designated at fair value), to obtain total equity adjusted. The tax rate applied for this calculation is a blended uniform tax rate of 35% .
The Group applies these adjustments in calculating the leverage ratio according to the target definition to improve comparability with competitors. The target definition of the leverage ratio is used consistently throughout the Group in managing the business. There will still be differences in the way competitors calculate their leverage ratios compared to the Group’s target definition of the leverage ratio. Therefore the Group’s adjusted leverage ratio should not be compared to other companies’ leverage ratios without considering the differences in the calculation. The Group’s leverage ratio according to the Group’s target definition is not likely to be identical to, nor necessarily indicative of, what the leverage ratio would be under any current or future bank regulatory leverage ratio requirement.

Deutsche Bank	Other Information (unaudited)	95
Interim Report as of September 30, 2011	Target Definitions
The following table presents the adjustments made in calculating the Group’s leverage ratio according to the target definition.

Assets and equity
in € bn.	Sep 30, 2011	Dec 31, 2010
Total assets (IFRS)	2,282	1,906

Adjustment for additional derivatives netting	(821)	(601)

Adjustment for additional pending settlements netting	(155)	(86)

Adjustment for additional reverse repo netting	(11)	(8)

Total assets (adjusted)	1,296	1,211

Total equity (IFRS)	53.1	50.4

Adjustment for pro-forma fair value gains (losses) on the Group’s own debt (post-tax)[1]	4.5	2.0

Total equity (adjusted)	57.6	52.4

Leverage ratio based on total equity

According to IFRS	43	38

According to target definition	22	23

[1]	The estimated cumulative tax effect on pro-forma fair value gains (losses) on such own debt was € (2.4) billion and € (1.1) billion at September 30, 2011 and December 31, 2010, respectively.